


11006624

# U•STORE•IT

Storage • Service • Solutions

# 2010 Annual Report

# U•STORE•IT TRUST (NYSE: YSI)

U-Store-It Trust (NYSE: YSI), a Maryland real estate investment trust, is one of the largest owners and operators of self-storage facilities in the United States. Our self-storage facilities are designed to offer affordable and easily accessible storage space to residential and commercial customers. As of December 31, 2010, we owned 363 self-storage facilities located in 26 states and the District of Columbia containing an aggregate of approximately 23.6 million rentable square feet.

Our focus entering 2010, like that of many other organizations, was to manage through the challenges presented by a displaced economy, soft consumer demand and uncertain capital markets. Our goals for the year were to maximize results from our existing portfolio, leverage our operating platform by expanding the number of properties we own and manage, and continue to improve our balance sheet and long-term financial flexibility.

We delivered solid financial performance as our same-store portfolio results for 2010 outpaced our expectations entering the year. This reflects the strength of our platform and our team. Our well-trained store and district managers, sales center agents and revenue management and marketing teams all contributed to our outperformance. Same-store revenues grew 0.3% over prior year levels and we finished the year strong, posting fourth quarter revenue growth of 3.2%. Same-store expenses declined by 0.8% compared to prior year as we continued our focus on controlling costs. Net operating income for our same-store portfolio grew by 1.0% for the year. We believe that we are out-competing the smaller self-storage operator and capturing a disproportionate share of consumer demand, demonstrating the impact of our internet presence, marketing efforts, and sales center.

Third party property management was also a focus during 2010. The number of properties we manage for others expanded from eight at the beginning of the year to 93 at year end. This focus allows us to leverage our operating platform, grow our presence in core markets and to build relationships that over time may translate into opportunities for us to acquire assets.

Our focus on constantly improving the overall quality of our property portfolio through our capital recycling efforts continued in 2010. Disposition activity reduced our exposure to markets that have lower long-term growth prospects. We invested in core markets that have high barriers to entry as well as strong population and household income demographics. We believe that investing capital into our target markets will produce sustained net operating income growth, higher achieved rental rates and improved operating margins.

We continued to strengthen our balance sheet, improve our financial flexibility and gain access to additional sources of capital. During the year, we reduced our outstanding debt by 20% and have reduced our debt by 39% over the last two years. We began the year with a fully secured balance sheet and ended the year with 61% of our portfolio value unencumbered. We believe our unsecured balance sheet strategy will provide us with the best combination of cost of capital and flexibility.

U-Store-It Trust had a successful 2010, but more importantly, we are well-positioned for the future. We managed through the recession and now have the ability to drive meaningful internal growth by gaining occupancy and increasing our rents to both new and existing customers. We anticipate that the self-storage sector is poised for several years of consolidation. Consolidation of ownership as the larger, better capitalized owners acquire properties, and operational consolidation as smaller operators look to larger, more sophisticated platforms to manage their properties. As attractive opportunities arise, we have the people, systems, discipline, experience and financial flexibility to support external growth enabling us to continue to create shareholder value.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, DC 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2010**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 001-32324**

# U-STORE-IT TRUST

(Exact Name of Registrant as Specified in Its Charter)

| **Maryland**<br>(State or Other Jurisdiction of Incorporation or Organization) | **20-1024732**<br>(IRS Employer Identification No.) |
|---|---|
| **460 East Swedesford Road**<br>**Suite 3000**<br>**Wayne, Pennsylvania**<br>(Address of Principal Executive Offices) | **19087**<br>(Zip Code) |

Registrant's telephone number, including area code **(610) 293-5700**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Shares, $0.01 par value per share | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

| Large Accelerated Filer ☐ | Accelerated Filer ☒ |
|---|---|
| Non-Accelerated Filer ☐ | Smaller Reporting Company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

As of June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of common shares held by non-affiliates of the registrant was $693,467,344.

As of February 25, 2011 the number of common shares of the registrant outstanding was 99,427,944.

Documents incorporated by reference: Portions of the Proxy Statement for the 2011 Annual Meeting of Shareholders of the Registrant to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

## TABLE OF CONTENTS


| | | |
|---|---|---|
| **PART I** | | 3 |
| Item 1. | Business | 4 |
| Item 1A. | Risk Factors | 10 |
| Item 1B. | Unresolved Staff Comments | 20 |
| Item 2. | Properties | 21 |
| Item 3. | Legal Proceedings | 30 |
| Item 4. | Removed and Reserved | 30 |
| **PART II** | | 31 |
| Item 5. | Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities | 31 |
| Item 6. | Selected Financial Data | 33 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 36 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 49 |
| Item 8. | Financial Statements and Supplementary Data | 49 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 49 |
| Item 9A. | Controls and Procedures | 49 |
| Item 9B. | Other Information | 50 |
| **PART III** | | 50 |
| Item 10. | Trustees, Executive Officers and Corporate Governance | 50 |
| Item 11. | Executive Compensation | 50 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters | 50 |
| Item 13. | Certain Relationships and Related Transactions, and Trustee Independence | 51 |
| Item 14. | Principal Accountant Fees and Services | 51 |
| **PART IV** | | 52 |
| Item 15. | Exhibits and Financial Statement Schedules | 52 |

## PART I

### Forward-Looking Statements

This Annual Report on Form 10-K and other statements and information publicly disseminated by U- Store-It Trust ("we," "us," "our" or the "Company"), contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

- national and local economic, business, real estate and other market conditions;
- the competitive environment in which we operate, including our ability to raise rental rates;
- the execution of our business plan;
- the availability of external sources of capital;
- financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt and potential inability to refinance existing indebtedness;
- increases in interest rates and operating costs;
- counterparty non-performance related to the use of derivative financial instruments;
- our ability to maintain our status as a real estate investment trust ("REIT") for federal income tax purposes;
- acquisition and development risks;
- increases in taxes, fees, and assessments from state and local jurisdictions;
- changes in real estate and zoning laws or regulations;
- risks related to natural disasters;
- potential environmental and other liabilities;
- other factors affecting the real estate industry generally or the self-storage industry in particular; and
- other risks identified in our Annual Report on Form 10-K and, from time to time, in other reports we file with the Securities and Exchange Commission (the "SEC") or in other documents that we publicly disseminate.

We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required in securities laws.

## ITEM 1. *BUSINESS*

### Overview

We are a self-administered and self-managed real estate company focused primarily on the ownership, operation, acquisition and development of self-storage facilities in the United States.

As of December 31, 2010, we owned 363 self-storage facilities located in 26 states and in the District of Columbia containing an aggregate of approximately 23.6 million rentable square feet. As of December 31, 2010, approximately 76.3% of the rentable square footage at our owned facilities was leased to approximately 152,000 tenants, and no single tenant represented a significant concentration of our revenues. In addition, as of December 31, 2010, we managed 93 properties for third parties, bringing the total number of properties we owned and/or managed to 456.

Our self-storage facilities are designed to offer affordable, easily-accessible and secure storage space for our residential and commercial customers. Our customers rent storage units for their exclusive use, typically on a month-to-month basis. Additionally, some of our facilities offer outside storage areas for vehicles and boats. Our facilities are designed to accommodate both residential and commercial customers, with features such as security systems and wide aisles and load-bearing capabilities for large truck access. All of our facilities have an on-site manager during business hours, and 267, or approximately 74%, of our facilities have a manager who resides in an apartment at the facility. Our customers can access their storage units during business hours, and some of our facilities provide customers with 24-hour access through computer controlled access systems. Our goal is to provide customers with the highest standard of facilities and service in the industry. To that end, approximately 69% of our facilities include climate controlled units, compared to the national average of 36% reported by the 2010 Self-Storage Almanac.

We were formed in July 2004 as a Maryland REIT. We own our assets and conduct our business through our operating partnership, U-Store-It, L.P. (our "Operating Partnership"), and its subsidiaries. We control the Operating Partnership as its sole general partner and, as of December 31, 2010, we owned an approximately 95.4% interest in the Operating Partnership. Our Operating Partnership has been engaged in virtually all aspects of the self-storage business, including the development, acquisition, ownership and operation of self-storage facilities.

### Acquisition and Disposition Activity

As of December 31, 2010 and 2009, we owned 363 and 367 facilities, respectively, that contained an aggregate of 23.6 million and 23.7 million rentable square feet with occupancy rates of 76.3% and 75.2%, respectively. As of December 31, 2010 we had facilities in the District of Columbia and the following 26 states: Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Texas, Utah, Virginia and Wisconsin. A complete listing of, and additional information about, our facilities is included in Item 2 of this Annual Report on Form 10-K. The following is a summary of our 2010 and 2009 acquisition and disposition activity:

| Facility/Portfolio | Location | Transaction Date | Number of Facilities | Purchase / Sales Price (in thousands) |
|---|---|---|---|---|
| *2010 Acquisitions:* | | | | |
| Frisco Asset | Frisco, TX | July 2010 | 1 | $ 5,800 |
| New York City Assets | New York, NY | September 2010 | 2 | 26,700 |
| Northeast Assets | Multiple locations in NJ, NY and MA | November 2010 | 5 | 18,560 |
| Manassas Asset | Manassas, VA | November 2010 | 1 | 6,050 |
| Apopka Asset | Orlando, FL | November 2010 | 1 | 4,235 |
| Wyckoff Asset | New York, NY | December 2010 | 1 | 13,600 |
| McLearen Asset | McLearen, VA | December 2010 | 1 | 10,200 |
| | | | 12 | $ 85,145 |
| *2010 Dispositions:* | | | | |
| Sun City Asset | Sun City, CA | October 2010 | 1 | $ 3,100 |
| Inland Empire/Fayetteville Assets | Multiple locations in CA amd NC | December 2010 | 15 | 35,000 |
| | | | 16 | $ 38,100 |
| *2009 Dispositions:* | | | | |
| 68th Street Asset | Miami, FL | January 2009 | 1 | $ 2,973 |
| Albuquerque, NM Asset | Albuquerque, NM | April 2009 | 1 | 2,825 |
| S. Palmetto Asset | Ontario, CA | June 2009 | 1 | 5,925 |
| Hotel Circle Asset | Albuquerque, NM | July 2009 | 1 | 3,600 |
| Jersey City Asset | Jersey City, NJ | August 2009 | 1 | 11,625 |
| Dale Mabry Asset | Tampa, FL | August 2009 | 1 | 2,800 |
| Winner Assets 1 | Multiple locations in CO | September 2009 | 6 | 17,300 |
| Baton Rouge Asset (Eminent Domain) | Baton Rouge, LA | September 2009 | (b) | 1,918 |
| North H Street Asset (Eminent Domain) | San Bernardino, CA | September 2009 | 1 | (c) |
| Boulder Assets (a) | Boulder, CO | September 2009 | 4 | 32,000 |
| Winner Assets 2 | Multiple locations in CO | October 2009 | 2 | 6,600 |
| Brecksville Asset | Brecksville, OH | November 2009 | 1 | 3,300 |
| | | | 20 | $ 90,866 |
| *2008 Acquisitions:* | | | | |
| Uptown Asset | Washington, DC | January 2008 | 1 | $ 13,300 |
| *2008 Dispositions:* | | | | |
| 77th Street Asset | Miami, FL | March 2008 | 1 | $ 2,175 |
| Leesburg Asset | Leesburg, FL | March 2008 | 1 | 2,400 |
| Lakeland Asset | Lakeland, FL | April 2008 | 1 | 2,050 |
| Endicott Asset | Union, NY | May 2008 | 1 | 2,250 |
| Linden Asset | Linden, NJ | June 2008 | 1 | 2,825 |
| Baton Rouge/Prairieville Assets | Multiple locations in LA | June 2008 | 2 | 5,400 |
| Churchill Assets | Multiple locations in MS | August 2008 | 4 | 8,333 |
| Biloxi/Gulf Breeze Assets | Multiple locations in MS/FL | September 2008 | 2 | 10,760 |
| Deland Asset | Deland, FL | September 2008 | 1 | 2,780 |
| Mobile Assets | Mobile, AL | September 2008 | 2 | 6,140 |
| Hudson Assets | Hudson, OH | October 2008 | 2 | 2,640 |
| Stuart/Vero Beach Assets | Multiple locations in FL | October 2008 | 2 | 4,550 |
| Skipper Road Assets | Multiple locations in FL | November 2008 | 2 | 5,020 |
| Waterway Asset | Miami, FL | December 2008 | 1 | 4,635 |
| | | | 23 | $ 61,958 |

(a) We provided $17.6 million in seller financing to the buyer as part of the Boulder Assets disposition. This financing was subsequently repaid during 2010.
(b) Approximately one third of the Baton Rouge Asset was taken in conjunction with eminent domain proceedings. We continue to own and operate the remaining two thirds of the asset and include the asset in our total portfolio property count.
(c) The entirety of the North H Street Asset was taken in conjunction with eminent domain proceedings and we have removed this asset from our total portfolio asset count. We expect to finalize compensatory terms with the State of California during 2011.

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported. At December 31, 2010 and 2009, we owned 363 and 367 self-storage facilities and related assets, respectively. The following table summarizes the change in number of owned self-storage facilities from January 1, 2009 through December 31, 2010:

| | 2010 | 2009 |
|---|---|---|
| Balance - January 1 | 367 | 387 |
| Facilities acquired | — | — |
| Facilities sold | — | (1) |
| Balance - March 31 | 367 | 386 |
| Facilities acquired | — | — |
| Facilities sold | — | (2) |
| Balance - June 30 | 367 | 384 |
| Facilities acquired | 3 | — |
| Facilities sold | — | (16) |
| Balance - September 30 | 370 | 368 |
| Facilities acquired | 9 | — |
| Facilities sold | (16) | (1) |
| Balance - December 31 | 363 | 367 |

## Financing Activities

The following summarizes certain financing activities during the year ended December 31, 2010:

- *Amended Credit Facility.* On September 29, 2010, we amended our existing $450 million credit facility. The amended credit facility consists of a $200 million unsecured term loan and a $250 million unsecured revolving credit facility. The amended credit facility has a three year term expiring on December 7, 2013, is unsecured, and borrowings on the facility incur interest at a borrowing spread based on the our leverage levels plus LIBOR. We incurred $2.5 million in connection with executing this amendment. Such costs are included as a component of loan procurement costs, net of amortization on our consolidated balance sheet.

- *Third Party Management.* On April 28, 2010, we acquired 85 management contracts from United Stor-All Management, LLC ("United Stor-All"). The transaction was accounted for as a business combination. The 85 management contracts relate to facilities located in 16 states and the District of Columbia. We paid $4.1 million in cash for the contracts and recognized $1.8 million in contingent consideration. We will account for the contingent consideration in our earnings by recording the changes in fair value of the liability.

- *Facility Acquisitions.* During the year ended December 31, 2010, we acquired 12 self-storage facilities located throughout the United States for an aggregate purchase price of approximately $85.1 million. In connection with these acquisitions, we allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $3.7 million.

- *Facility Dispositions.* During the year ended December 31, 2010, we sold 16 self-storage facilities located throughout California and North Carolina for an aggregate sales price of approximately $38.1 million. These sales resulted in the recognition of gains that totaled $1.9 million.

- *Offering Proceeds.* During 2010, we sold 5.6 million common shares under our "at-the-market" program for an average sales price of $8.62 per share resulting in net proceeds of $47.6 million ($57.6 million of net proceeds and 8.1 million shares sold with an average sales price of $7.28 from program inception to December 31, 2010). We used the net proceeds to fund the acquisition of storage facilities and for general corporate purposes.

## Business Strategy

Our business strategy consists of several elements:

- **Maximize cash flow from our facilities** — Our operating strategy focuses on maximizing sustainable rents at our facilities while achieving and sustaining occupancy targets. We utilize our operating systems and experienced personnel to manage the balance between rental rates, discounts, and physical occupancy with an objective of maximizing our rental revenue.

- **Acquire facilities within targeted markets** — During 2011, we expect to complete selective acquisitions in markets that we believe have high barriers to entry, strong demographic fundamentals and demand for storage in excess of storage capacity. We expect to focus our evaluation of acquisition opportunities in markets where we currently maintain management that can be extended to additional facilities. We believe the self-storage industry will continue to afford us opportunities for growth through acquisitions due to the highly fragmented composition of the industry.

**Investment and Market Selection Process**

We maintain a disciplined and focused process in the acquisition and development of self-storage facilities. Our investment committee, comprised of executive officers and led by Dean Jernigan, our Chief Executive Officer, oversees our investment process. Our investment process involves six stages — identification, initial due diligence, economic assessment, investment committee approval (and when required, Board approval), final due diligence, and documentation. Through our investment committee, we intend to focus on the following criteria:

- **Targeted markets** — Our targeted markets include areas where we currently maintain management that can be extended to additional facilities, or where we believe that we can acquire a significant number of facilities efficiently and within a short period of time. We evaluate both the broader market and the immediate area, typically five miles around the facility, for their ability to support above-average demographic growth. We seek to increase our presence primarily in areas that we expect will experience growth, including areas within Illinois, Texas, Florida, California and the Northeastern United States and to enter new markets should suitable opportunities arise.

- **Quality of facility** — We focus on self-storage facilities that have good visibility and are located near retail centers, which typically provide high traffic corridors and are generally located near residential communities and commercial customers.

- **Growth potential** — We target acquisitions that offer growth potential through increased operating efficiencies and, in some cases, through additional leasing efforts, renovations or expansions. In addition to acquiring single facilities, we seek to invest in portfolio acquisitions, including those offering significant potential for increased operating efficiency and the ability to spread our fixed costs across a large base of facilities.

**Segment**

We have one reportable segment: we own, operate, develop, manage and acquire self-storage facilities.

**Concentration**

Our self-storage facilities are located in major metropolitan areas as well as rural areas and have numerous tenants per facility. No single tenant represented a significant concentration of our 2010 revenues. Our facilities in Florida, California, Texas and Illinois provided approximately 18%, 15%, 10% and 7%, respectively, of our total 2010 and 2009 revenues.

**Seasonality**

We typically experience seasonal fluctuations in occupancy levels at our facilities, with the levels generally slightly higher during the summer months due to increased moving activity.

**Financing Strategy**

Although our organizational documents do not limit the amount of debt that we may incur, we maintain a capital structure that we believe is reasonable and prudent and that will enable us to have ample cash flow to cover debt service and make distributions to our shareholders. As of December 31, 2010, our debt to total capitalization ratio (determined by dividing the carrying value of our total indebtedness by the sum of (a) the market value of our outstanding common shares and operating partnership units and (b) the carrying value of our total indebtedness) was approximately 38.5% compared to approximately 51.9% as of December 31, 2009. Our ratio of debt to the depreciated cost of our real estate assets as of December 31, 2010 was approximately 43.1% compared to approximately 53.7% as of December 31, 2009. We expect to finance additional investments in self-storage facilities through the most attractive available sources of capital at the time of the transaction, in a manner consistent with maintaining a strong financial position and future financial flexibility. These capital sources may include borrowings under the revolving portion of our unsecured credit facility and through additional secured financings, sales of common or preferred shares in public offerings or private placements, issuances of common or preferred units in our Operating Partnership in exchange for contributed properties or cash and formations of joint ventures. We also may sell facilities that we no longer view as core assets and reallocate the sales proceeds to fund other growth.

## Competition

New self-storage facility development has intensified the competition among self-storage operators in many market areas in which we operate. Self-storage facilities compete based on a number of factors, including location, rental rates, security, suitability of the facility's design to prospective customers' needs and the manner in which the facility is operated and marketed. In particular, the number of competing self-storage facilities in a particular market could have a material effect on our occupancy levels, rental rates and on the overall operating performance of our facilities. We believe that the primary competition for potential customers of any of our self-storage facilities comes from other self-storage facilities within a three-mile radius of that facility. We believe our facilities are well-positioned within their respective markets and we emphasize customer convenience, security and professionalism.

Our key competitors include local and regional operators as well as the other public self-storage REITS, including Public Storage, Sovran Self Storage and Extra Space Storage Inc. These companies, some of which operate significantly more facilities than we do and have greater resources than we have, and other entities may generally be able to accept more risk than we determine is prudent for us, including risks with respect to the geographic proximity of facility investments and the payment of higher facility acquisition prices. This competition may generally reduce the number of suitable acquisition opportunities available to us, increase the price required to consummate the acquisition of particular facilities and reduce the demand for self-storage space in areas where our facilities are located. Nevertheless, we believe that our experience in operating, acquiring, developing and obtaining financing for self-storage facilities should enable us to compete effectively.

## Government Regulation

We are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures and various federal, state and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage facilities.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on or in its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances, or the failure to properly remediate such substances, when released, may adversely affect the property owner's ability to sell the real estate or to borrow using the real estate as collateral, and may cause the property owner to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in a claim by a private party for personal injury or a claim by an adjacent property owner or user for property damage. We may also become liable for the costs of removal or remediation of hazardous substances stored at the facilities by a customer even though storage of hazardous substances would be without our knowledge or approval and in violation of the customer's storage lease agreement with us.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of facilities. Whenever the environmental assessment for one of our facilities indicates that a facility is impacted by soil or groundwater contamination from prior owners/operators or other sources, we work with our environmental consultants and, where appropriate, state governmental agencies, to ensure that the facility is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party.

We are not aware of any environmental cleanup liability that we believe will have a material adverse effect on us. We cannot assure you, however, that these environmental assessments and investigations have revealed or will reveal all potential environmental liabilities, that no prior owner created any material environmental condition not known to us or the independent consultant or that future events or changes in environmental laws will not result in the imposition of environmental liability on us.

We have not received notice from any governmental authority of any material noncompliance, claim or liability in connection with any of our facilities, nor have we been notified of a claim for personal injury or property damage by a private party in connection with any of our facilities relating to environmental conditions.

We are not aware of any environmental condition with respect to any of our facilities that could reasonably be expected to have a material adverse effect on our financial condition or results of operations, and we do not expect that the cost of compliance with environmental regulations will have a material adverse effect on our financial condition or results of operations. We cannot assure you, however, that this will continue to be the case.

## Insurance

We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of the facilities in our portfolio. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, environmental hazards, because such coverage is not available or is not available at commercially reasonable rates. Some of our policies, such as those covering losses due to terrorist activities, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. We also carry liability insurance to insure against personal injuries that might be sustained on our properties and director and officer liability insurance.

## Offices

Our principal executive office is located at 460 E. Swedesford Road, Suite 3000, Wayne, PA 19087. Our telephone number is (610) 293-5700. We believe that our current facilities are adequate for our present and future operations.

## Employees

As of December 31, 2010, we employed 1,172 employees, of whom 178 were corporate executive and administrative personnel and 994 were property level personnel. We believe that our relations with our employees are good. Our employees are not unionized.

## Available Information

We file registration statements, proxy statements, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, with the Securities and Exchange Commission (the "SEC"). You may obtain copies of these documents by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at www.sec.gov. Our internet website address is www.ustoreit.com. You also can obtain on our website, free of charge, a copy of our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC. Our internet website and the information contained therein or connected thereto are not intended to be incorporated by reference into this Annual Report on Form 10-K.

Also available on our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, and the charters for each of the committees of our Board of Trustees — the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee. Copies of each of these documents are also available in print free of charge, upon request by any shareholder. You can obtain copies of these documents by contacting Investor Relations by mail at 460 E. Swedesford Road, Suite 3000, Wayne, PA 19087.

## ITEM 1A. *RISK FACTORS*

### Overview

Investors should carefully consider, among other factors, the risks set forth below. These risks are not the only ones that we may face. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations and hinder our ability to make expected distributions to our shareholders.

### Risks Related to our Business and Operations

***Adverse macroeconomic and business conditions may significantly and negatively affect our revenues, profitability and results of operations.***

The United States has recently experienced an economic slowdown that has resulted in higher unemployment, shrinking demand for products, large-scale business failures and tight credit markets. Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures. A continuation of ongoing adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

It is difficult to determine the breadth and duration of the economic and financial market problems and the many ways in which they may affect our customers and our business in general. Nonetheless, continuation or further worsening of these difficult financial and macroeconomic conditions could have a significant adverse effect on our sales, profitability and results of operations.

***Many states and local jurisdictions are facing severe budgetary problems which may have an adverse impact on our business and financial results.***

Many states and jurisdictions are facing severe budgetary problems. Action that may be taken in response to these problems, such as increases in property taxes on commercial properties, changes to sales taxes or other governmental efforts, including mandating medical insurance for employees, could adversely impact our business and results of operations.

***Our financial performance is dependent upon the economic and other conditions of the markets in which our facilities are located.***

We are susceptible to adverse developments in the markets in which we operate, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors. Our facilities in Florida, California, Texas, Ohio, Tennessee, Illinois and Arizona accounted for approximately 16%, 14%, 12%, 8%, 7%, 7% and 5%, respectively, of our total rentable square feet as of December 31, 2010. As a result of this geographic concentration of our facilities, we are particularly susceptible to adverse market conditions in these areas. Any adverse economic or real estate developments in these markets, or in any of the other markets in which we operate, or any decrease in demand for self-storage space resulting from the local business climate could adversely affect our rental revenues, which could impair our ability to satisfy our debt service obligations and pay distributions to our shareholders.

***We face risks associated with facility acquisitions.***

We have in the past acquired and intend at some time in the future to acquire, individual and portfolios of self-storage facilities that would increase our size and potentially alter our capital structure. Although we believe that the acquisitions that we expect to undertake in the future will enhance our future financial performance, the success of such transactions is subject to a number of factors, including the risks that:

- we may not be able to obtain financing for acquisitions on favorable terms;
- acquisitions may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired facilities may be higher than our estimates;
- acquisitions may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or an unfamiliarity with local governmental and permitting procedures;

- there is only limited recourse, or no recourse, to the former owners of newly acquired facilities for unknown or undisclosed liabilities such as the clean-up of undisclosed environmental contamination; claims by tenants, vendors or other persons arising on account of actions or omissions of the former owners of the facilities; ordinary course of business expenses; and claims by local governments, adjoining property owners, property owner associations, and easement holders for fees, assessments, taxes on other property-related changes.

As a result, if a liability were asserted against us based upon ownership of an acquired facility, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

***We will incur costs and will face integration challenges when we acquire additional facilities.***

As we acquire or develop additional self-storage facilities, we will be subject to risks associated with integrating and managing new facilities, including customer retention and mortgage default risks. In the case of a large portfolio purchase, we could experience strains in our existing management information capacity. In addition, acquisitions or developments may cause disruptions in our operations and divert management's attention away from day-to-day operations. Furthermore, our profitability may suffer because we will be required to expense acquisition-related costs and amortize in future periods costs for acquired goodwill and other intangible assets. Our failure to successfully integrate any future facilities into our portfolio could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

***The acquisition of new facilities that lack operating history with us will give rise to difficulties in predicting revenue potential.***

We intend to continue to acquire additional facilities. These acquisitions could fail to perform in accordance with expectations. If we fail to accurately estimate occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired facility up to the standards established for our intended market position, the performance of the facility may be below expectations. Acquired facilities may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered. We cannot assure you that the performance of facilities acquired by us will increase or be maintained under our management.

***We depend on external sources of capital that are outside of our control; the unavailability of capital from external sources could adversely affect our ability to acquire or develop facilities, satisfy our debt obligations and/or make distributions to shareholders.***

We depend on external sources of capital to fund acquisitions and facility development, to satisfy our debt obligations and to make the required distributions to our shareholders in order to maintain our status as a REIT, which may or may not be available on favorable terms, if at all. Our access to external sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings and our ability to continue to qualify as a REIT for federal income tax purposes. If we are unable to obtain external sources of capital, we may not be able to acquire or develop facilities when strategic opportunities exist, satisfy our debt obligations or make distributions to shareholders that would permit us to qualify as a REIT or avoid paying tax on our REIT taxable income.

***Rising operating expenses could reduce our cash flow and funds available for future distributions.***

Our facilities and any other facilities we acquire or develop in the future are and will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. Our facilities are subject to increases in operating expenses such as real estate and other taxes, personnel costs including the cost of providing specific medical coverage to our employees, utilities, insurance, administrative expenses and costs for repairs and maintenance. If operating expenses increase without a corresponding increase in revenues, our profitability could diminish and limit our ability to make distributions to our shareholders.

***We cannot assure you of our ability to pay dividends in the future.***

Historically, we have paid quarterly distributions to our shareholders, and we intend to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. We have not established a minimum dividends payment level and all future distributions will be made at the discretion of our Board of Trustees. Our ability to pay dividends will depend upon, among other factors:

- the operational and financial performance of our facilities;

- capital expenditures with respect to existing and newly acquired facilities;

- general and administrative costs associated with our operation as a publicly-held REIT;
- maintenance of our REIT status;
- the amount of, and the interest rates on, our debt;
- the absence of significant expenditures relating to environmental and other regulatory matters; and
- other risk factors described in this Annual Report on Form 10-K.

Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

***If we are unable to promptly re-let our units or if the rates upon such re-letting are significantly lower than expected, then our business and results of operations would be adversely affected.***

We derive revenues principally from rents received from customers who rent units at our self-storage facilities under month-to-month leases. Any delay in re-letting units as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

***Property ownership through joint ventures may limit our ability to act exclusively in our interest.***

We have in the past, and may continue to, co-invest with third parties through joint ventures. In any such joint venture, we may not be in a position to exercise sole decision-making authority regarding the facilities owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also have the potential risk of impasse on strategic decisions, such as a sale, in cases where neither we nor the joint venture partner would have full control over the joint venture. In other circumstances, joint venture partners may have the ability without our agreement to make certain major decisions, including decisions about sales, capital expenditures and/or financing. Any disputes that may arise between us and our joint venture partners could result in litigation or arbitration that could increase our expenses and distract our officers and/or Trustees from focusing their time and effort on our business. In addition, we might in certain circumstances be liable for the actions of our joint venture partners, and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even though we do not control the joint venture.

***We face risks and significant competition associated with actions taken by our competitors.***

Actions by our competitors may decrease or prevent increases of the occupancy and rental rates of our properties. We compete with numerous developers, owners and operators of self-storage, including other REITs, some of which own or may in the future own properties similar to ours in the same submarkets in which our properties are located and some of which may have greater capital resources. In addition, due to the relatively low cost of each individual self-storage facility, other developers, owners and operators have the capability to build additional facilities that may compete with our facilities.

If our competitors build new facilities that compete with our facilities or offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire. As a result, our financial condition, cash flow, cash available for distribution, market price of our stock and ability to satisfy our debt service obligations could be materially adversely affected. In addition, increased competition for customers may require us to make capital improvements to facilities that we would not have otherwise made. Any unbudgeted capital improvements we undertake may reduce cash available for distributions to our shareholders.

We also face significant competition for acquisitions and development opportunities. Some of our competitors have greater financial resources than we do and a greater ability to borrow funds to acquire facilities. These competitors may also be willing to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher facility acquisition prices. This competition for investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs and may reduce demand for self-storage space in certain areas where our facilities are located and, as a result, adversely affect our operating results.

***We may become subject to litigation or threatened litigation which may divert management's time and attention, require us to pay damages and expenses or restrict the operation of our business.***

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business. Any such dispute could result in litigation between us and the other parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management's ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

One type of commercial dispute could involve our use of our brand name and other intellectual property (for example, logos, signage and other marks), for which we generally have common law rights but no federal trademark registration. There are other commercial parties, at both a local and national level, that may assert that our use of our brand names and other intellectual property conflict with their rights to use brand names and other intellectual property that they consider to be similar to ours. Any such commercial dispute and related resolution would involve all of the risks described above, including, in particular, our agreement to restrict the use of our brand name or other intellectual property.

We also could be sued for personal injuries and/or property damage occurring on our properties. We maintain liability insurance with limits that we believe adequate to provide for the defense and/or payment of any damages arising from such lawsuits. There can be no assurance that such coverage will cover all costs and expenses from such suits.

***Potential losses may not be covered by insurance, which could result in the loss of our investment in a facility and the future cash flows from the facility.***

We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of the facilities in our portfolio. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, flooding and environmental hazards, because such coverage is not available or is not available at commercially reasonable rates. Some of our policies, such as those covering losses due to terrorism, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. If we experience a loss at a facility that is uninsured or that exceeds policy limits, we could lose the capital invested in that facility as well as the anticipated future cash flows from that facility. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a facility after it has been damaged or destroyed. In addition, if the damaged facilities are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these facilities were irreparably damaged.

***Our insurance coverage may not comply fully with certain loan requirements.***

Certain of our properties serve as collateral for our mortgage-backed debt, some of which was assumed in connection with our acquisition of facilities that requires us to maintain insurance at levels and on terms that are not commercially reasonable in the current insurance environment. We may be unable to obtain required insurance coverage if the cost and/or availability make it impractical or impossible to comply with debt covenants. If we cannot comply with a lender's requirements in any respect, the lender could declare a default that could affect our ability to obtain future financing and could have a material adverse effect on our results of operations and cash flows and our ability to obtain future financing. In addition, we may be required to self-insure against certain losses or the Company's insurance costs may increase.

***Potential liability for environmental contamination could result in substantial costs.***

We are subject to federal, state and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage facilities. If we fail to comply with those laws, we could be subject to significant fines or other governmental sanctions.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at a facility and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with contamination. Such liability may be imposed whether or not the owner or operator knew of, or was responsible for, the presence of these hazardous or toxic substances. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such facility or to borrow using such facility as collateral. In addition, in connection with the ownership, operation and management of real properties, we are potentially liable for property damage or injuries to persons and property.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional facilities. We obtain or examine environmental assessments from qualified and reputable environmental consulting firms (and intend to conduct such assessments prior to the acquisition or development of additional facilities). The environmental assessments received to date have not revealed, nor do we have actual knowledge of, any environmental liability that we believe will have a material adverse effect on us. However, we cannot assure you that any environmental assessments performed have identified or will identify all material environmental conditions, that any prior owner of any facility did not create a material environmental condition not actually known to us or that a material environmental condition does not otherwise exist with respect to any of our facilities.

***Americans with Disabilities Act and applicable state accessibility act compliance may require unanticipated expenditures.***

Under the Americans with Disabilities Act of 1990 and applicable state accessibility act laws (collectively, the "ADA"), all places of public accommodation are required to meet federal requirements related to physical access and use by disabled persons. A number of other federal, state and local laws may also impose access and other similar requirements at our facilities. A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance. Although we believe that our facilities comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our facilities is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing the facilities into compliance. If we are required to make substantial modifications to comply with the ADA or similar state or local requirements, we may be required to incur significant unanticipated expenditures, which could have an adverse effect on our operating costs and our ability to make distributions to our shareholders.

***Privacy concerns could result in regulatory changes that may harm our business.***

Personal privacy has become a significant issue in the jurisdictions in which we operate. Many jurisdictions in which we operate have imposed restrictions and requirements on the use of personal information by those collecting such information. Changes to law or regulations affecting privacy, if applicable to our business, could impose additional costs and liability on us and could limit our use and disclosure of such information.

***We face system security risks as we depend upon automated processes and the Internet.***

We are increasingly dependent upon automated information technology processes. While we attempt to mitigate this risk through offsite backup procedures and contracted data centers that include, in some cases, redundant operations, we could still be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack. In addition, an increasing portion of our business operations are conducted over the Internet, increasing the risk of viruses that could cause system failures and disruptions of operations despite our deployment of anti-virus measures. Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns.

***Terrorist attacks and other acts of violence or war may adversely impact our performance and may affect the markets on which our securities are traded.***

Terrorist attacks against our facilities, the United States or our interests, may negatively impact our operations and the value of our securities. Attacks or armed conflicts could negatively impact the demand for self-storage facilities and increase the cost of insurance coverage for our facilities, which could reduce our profitability and cash flow. Furthermore, any terrorist attacks or armed conflicts could result in increased volatility in or damage to the United States and worldwide financial markets and economy.

**Risks Related to the Real Estate Industry**

***Our performance and the value of our self-storage facilities are subject to risks associated with our properties and with the real estate industry.***

Our rental revenues and operating costs and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our facilities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our facilities include but are not limited to:

- downturns in the national, regional and local economic climate;
- local or regional oversupply, increased competition or reduction in demand for self-storage space;

- vacancies or changes in market rents for self-storage space;
- inability to collect rent from customers;
- increased operating costs, including maintenance, insurance premiums and real estate taxes;
- changes in interest rates and availability of financing;
- hurricanes, earthquakes and other natural disasters, civil disturbances, terrorist acts or acts of war that may result in uninsured or underinsured losses;
- significant expenditures associated with acquisitions and development projects, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;
- costs of complying with changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes; and
- the relative illiquidity of real estate investments.

In addition, prolonged periods of economic slowdown or recession, rising interest rates or declining demand for self-storage, or the public perception that any of these events may occur, could result in a general decline in rental revenues, which could impair our ability to satisfy our debt service obligations and to make distributions to our shareholders.

***Rental revenues are significantly influenced by demand for self-storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.***

Because our portfolio of facilities consists primarily of self-storage facilities, we are subject to risks inherent in investments in a single industry. A decrease in the demand for self-storage space would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for self-storage space has been and could be adversely affected by ongoing weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing self-storage facilities in an area and the excess amount of self-storage space in a particular market. To the extent that any of these conditions occur, they are likely to affect market rents for self-storage space, which could cause a decrease in our rental revenue. Any such decrease could impair our ability to satisfy debt service obligations and make distributions to our shareholders.

***Because real estate is illiquid, we may not be able to sell properties when appropriate.***

Real estate property investments generally cannot be sold quickly. Also, the tax laws applicable to REITs require that we hold our facilities for investment, rather than sale in the ordinary course of business, which may cause us to forgo or defer sales of facilities that otherwise would be in our best interest. Therefore, we may not be able to dispose of facilities promptly, or on favorable terms, in response to economic or other market conditions, which may adversely affect our financial position.

**Risks Related to our Qualification and Operation as a REIT**

***Failure to qualify as a REIT would subject us to U.S. federal income tax which would reduce the cash available for distribution to our shareholders.***

We operate our business to qualify to be taxed as a REIT for federal income tax purposes. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this Annual Report on Form 10-K are not binding on the IRS or any court. As a REIT, we generally will not be subject to federal income tax on the income that we distribute currently to our shareholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, such as rent, that are itemized in the REIT tax laws. In addition, to qualify as a REIT, we cannot own specified amounts of debt and equity securities of some issuers. We also are required to distribute to our shareholders with respect to each year at least 90% of our REIT taxable income ,excluding net capital gains. The fact that we hold substantially all of our assets through the Operating Partnership and its subsidiaries further complicates the application of the REIT requirements for us. Even a technical or inadvertent mistake could jeopardize our REIT status and, given the highly complex nature of the rules governing REITs and the ongoing importance of factual determinations, we cannot provide any assurance that we will continue to qualify as a REIT. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT. If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the statutory savings provisions in order to maintain our REIT status, we would nevertheless be required to pay penalty taxes of $50,000 or more for each such failure.

If we fail to qualify as a REIT for federal income tax purposes, and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code, we would be subject to federal income tax at regular corporate rates on all of our income. As a taxable corporation, we would not be allowed to take a deduction for distributions to shareholders in computing our taxable income or pass through long term capital gains to individual shareholders at favorable rates. We also could be subject to the federal alternative minimum tax and possibly increased state and local taxes. We would not be able to elect to be taxed as a REIT for four years following the year we first failed to qualify unless the IRS were to grant us relief under certain statutory provisions. If we failed to qualify as a REIT, we would have to pay significant income taxes, which would reduce our net earnings available for investment or distribution to our shareholders. This likely would have a significant adverse effect on our earnings and likely would adversely affect the value of our securities. In addition, we would no longer be required to pay any distributions to shareholders.

***Failure of the Operating Partnership (or a subsidiary partnership) to be treated as a partnership would have serious adverse consequences to out shareholders.***

If the IRS were to successfully challenge the tax status of the Operating Partnership or any of its subsidiary partnerships for federal income tax purposes, the Operating Partnership or the affected subsidiary partnership would be taxable as a corporation. In such event we would cease to qualify as a REIT and the imposition of a corporate tax on the Operating Partnership or a subsidiary partnership would reduce the amount of cash available for distribution from the Operating Partnership to us and ultimately to our shareholders.

***To maintain our REIT status, we may be forced to borrow funds on a short term basis during unfavorable market conditions.***

As a REIT, we are subject to certain distribution requirements, including the requirement to distribute 90% of our REIT taxable income, that may result in our having to make distributions at a disadvantageous time or to borrow funds at unfavorable rates. Compliance with this requirement may hinder our ability to operate solely on the basis of maximizing profits.

***We will pay some taxes even if we qualify as a REIT, which will reduce the cash available for distribution to our shareholders.***

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property. For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains. Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. We have elected to treat some of our subsidiaries as taxable REIT subsidiaries, including U-Store-It Mini Warehouse Co., and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT's customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our shareholders.

***We face possible federal, state and local tax audits.***

Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but are subject to certain state and local taxes. Certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits.

Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue. Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material. However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

**Risks Related to our Debt Financings**

***We face risks related to current debt maturities, including refinancing and counterparty risk.***

Certain of our mortgages will have significant outstanding balances on their maturity dates, commonly known as "balloon payments." We may not have the cash resources available to repay those amounts, and we may have to raise funds for such repayment either through the issuance of capital stock, additional borrowings (which may include extension of maturity dates), joint ventures or asset sales. There can be no assurance that we will be able to refinance the debt on favorable terms or at all. To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to pay dividends to investors

In addition, we may be exposed to the potential risk of counterparty default or non-payment with respect to interest rate hedges, swap agreements, floors, caps and other interest rate hedging contracts that we may enter into from time to time, in which event we could suffer a material loss on the value of those agreements. Although these agreements may lessen the impact of rising interest rates on us, they also expose us to the risk that other parties to the agreements will not perform or that we cannot enforce the agreements. There is no assurance that our potential counterparties on these agreements are likely to perform their obligations under such agreements.

***Financing our future growth plan or refinancing existing debt maturities could be impacted by negative capital market conditions.***

Recently, domestic financial markets have experienced extreme volatility and uncertainty. Overall liquidity has tightened in the domestic financial markets, including the investment grade debt and equity capital markets for which we historically sought financing. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms nor can there be any assurance we can issue common or preferred equity securities at a reasonable price. Our ability to finance new acquisitions and refinance future debt maturities could be adversely impacted by our inability to secure permanent financing on reasonable terms, if at all.

***The terms and covenants relating to our indebtedness could adversely impact our economic performance.***

Like other real estate companies that incur debt, we are subject to risks associated with debt financing, such as the insufficiency of cash flow to meet required debt service payment obligations and the inability to refinance existing indebtedness. If our debt cannot be paid, refinanced or extended at maturity, we may not be able to make distributions to shareholders at expected levels or at all and may not be able to acquire new properties. Failure to make distributions to our shareholders could result in our failure to qualify as a REIT for federal income tax purposes. Furthermore, an increase in our interest expense could adversely affect our cash flow and ability to make distributions to shareholders. If we do not meet our debt service obligations, any facilities securing such indebtedness could be foreclosed on, which would have a material adverse effect on our cash flow and ability to make distributions and, depending on the number of facilities foreclosed on, could threaten our continued viability.

Our credit facility contains (and any new or amended facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, require us to comply with certain liquidity and net worth tests. Our ability to borrow under our credit facility is (and any new or amended facility we may enter into from time to time will be) subject to compliance with such financial and other covenants. In the event that we fail to satisfy these covenants, we would be in default under the credit facility and may be required to repay such debt with capital from other sources. Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms. Moreover, the presence of such covenants in our credit agreements could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for shareholders.

Increases in interest rates on variable rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to make distributions to shareholders. Rising interest rates could also restrict our ability to refinance existing debt when it matures. In addition, an increase in interest rates could decrease the amounts that third parties are willing to pay for our assets, thereby limiting our ability to alter our portfolio promptly in relation to economic or other conditions.

***Our organizational documents contain no limitation on the amount of debt we may incur. As a result, we may become highly leveraged in the future.***

Our organizational documents contain no limitations on the amount of indebtedness that we or our Operating Partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our assets at any time. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated distributions and/or the distributions required to maintain our REIT status, and could harm our financial condition.

**Risks Related to our Organization and Structure**

***We are dependent upon our senior management team whose continued service is not guaranteed.***

Our executive team, including our Named Executive Officers, have extensive self-storage, real estate and public company experience. Although we have employment agreements with these members of our senior management team, we cannot provide any assurance that any of them will remain in our employment. The loss of services of one or more members of our senior management team could adversely affect our operations and our future growth.

***We are dependent upon our on-site personnel to maximize customer satisfaction; any difficulties we encounter in hiring, training and retaining skilled field personnel may adversely affect our rental revenues.***

As of December 31, 2010, we had 994 field personnel involved in the management and operation of our facilities. The customer service, marketing skills and knowledge of local market demand and competitive dynamics of our facility managers are contributing factors to our ability to maximize our rental income and to achieve the highest sustainable rent levels at each of our facilities. We compete with various other companies in attracting and retaining qualified and skilled personnel. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed.

***Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.***

Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of those shares, including:

- "business combination moratorium/fair price" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes stringent fair price and super-majority shareholder voting requirements on these combinations; and

- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing Trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares" from a party other than the issuer) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two thirds of all the votes entitled to be cast on the matter, excluding all interested shares, and are subject to redemption in certain circumstances.

We have opted out of these provisions of Maryland law. However, our Board of Trustees may opt to make these provisions applicable to us at any time without shareholder approval.

Our Trustees also have the discretion, granted in our bylaws and Maryland law, without shareholder approval to, among other things (1) create a staggered Board of Trustees, and (2) amend our bylaws or repeal individual bylaws in a manner that provides the Board of Trustees with greater authority. Any such action could inhibit or impede a third party from making a proposal to acquire us at a price that could be beneficial to our shareholders.

***Robert J. Amsdell, our former Chairman and Chief Executive Officer; Barry L. Amsdell, a former Trustee; Todd C. Amsdell, our former Chief Operating Officer and former President of our development subsidiary; and the Amsdell Entities (collectively, "The Amsdell Family") collectively own an approximate 13.3% beneficial interest in our company on a fully diluted basis and therefore have the ability to exercise significant influence on any matter presented to our shareholders.***

The Amsdell Family collectively owns approximately 11.97% of our outstanding common shares, and an approximate 13.3% beneficial interest in our company on a fully diluted basis. Consequently, the Amsdell Family may be able to significantly influence the outcome of matters submitted for shareholder action, including the election of our Board of Trustees and approval of significant corporate transactions, including business combinations, consolidations and mergers. As a result, Robert J. Amsdell, Barry L. Amsdell and Todd C. Amsdell have substantial influence on us and could exercise their influence in a manner that conflicts with the interests of our other shareholders.

***Our shareholders have limited control to prevent us from making any changes to our investment and financing policies.***

Our Board of Trustees has adopted policies with respect to certain activities. These policies may be amended or revised from time to time at the discretion of our Board of Trustees without a vote of our shareholders. This means that our shareholders have limited control over changes in our policies. Such changes in our policies intended to improve, expand or diversify our business may not have the anticipated effects and consequently may adversely affect our business and prospects, results of operations and share price.

***Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.***

Maryland law provides that a trustee or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our declaration of trust and bylaws require us to indemnify our Trustees and officers for actions taken on behalf of the Company by them in those capacities to the extent permitted by Maryland law. Accordingly, in the event that actions taken in good faith by any Trustee or officer impede our performance, our shareholders' ability to recover damages from that Trustee or officer will be limited.

***Our declaration of trust permits our Board of Trustees to issue preferred shares with terms that may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.***

Our declaration of trust permits our Board of Trustees to issue up to 40,000,000 preferred shares, having those preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our Board. In addition, our Board may reclassify any unissued common shares into one or more classes or series of preferred shares. Thus, our Board could authorize, without shareholder approval, the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares. We currently do not expect that the Board would require shareholder approval prior to such a preferred issuance. In addition, any preferred shares that we issue would rank senior to our common shares with respect to the payment of distributions, in which case we could not pay any distributions on our common shares until full distributions have been paid with respect to such preferred shares.

**Risks Related to our Securities**

***Additional issuances of equity securities may be dilutive to shareholders.***

The interests of our shareholders could be diluted if we issue additional equity securities to finance future acquisitions or developments or to repay indebtedness. Our Board of Trustees may authorize the issuance of additional equity securities without shareholder approval. Our ability to execute our business strategy depends upon our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including the issuance of common and preferred equity.

***Many factors could have an adverse effect on the market value of our securities.***

A number of factors might adversely affect the price of our securities, many of which are beyond our control. These factors include:

- increases in market interest rates, relative to the dividend yield on our shares. If market interest rates go up, prospective purchasers of our securities may require a higher yield. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common shares to go down;

- anticipated benefit of an investment in our securities as compared to investment in securities of companies in other industries (including benefits associated with tax treatment of dividends and distributions);
- perception by market professionals of REITs generally and REITs comparable to us in particular;
- level of institutional investor interest in our securities;
- relatively low trading volumes in securities of REITs;
- our results of operations and financial condition;
- investor confidence in the stock market generally; and
- additions and departures of key personnel.

The market value of our common shares is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash distributions. Consequently, our common shares may trade at prices that are higher or lower than our net asset value per common share. If our future earnings or cash distributions are less than expected, it is likely that the market price of our common shares will diminish.

***The market price of our common shares has been, and may continue to be, particularly volatile, and our shareholders may be unable to resell their shares at a profit.***

The market price of our common shares has been subject to significant fluctuations and may continue to fluctuate or decline. Between 2009 and December 31, 2010, our common stock has been particularly volatile as the price of our common stock has ranged from a high of $9.62 to a low of $1.50. In the past several years, REIT stocks have experienced high levels of volatility and significant declines in value from their historic highs. Additionally, as a result of the current global credit crisis and the concurrent economic downturn in the U.S. and globally, there have been significant declines in the values of equity securities generally in the U.S. and abroad.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

## ITEM 2. *PROPERTIES*

### Overview

As of December 31, 2010, we owned 363 self-storage facilities located in 26 states and the District of Columbia; and aggregating approximately 23.6 million rentable square feet. The following table sets forth certain summary information regarding our facilities by state as of December 31, 2010.

| State | Number of Facilities | Number of Units | Total Rentable Square Feet | % of Total Rentable Square Feet | Occupancy |
|---|---|---|---|---|---|
| Florida | 52 | 36,595 | 3,871,103 | 16.3% | 75.9% |
| California | 44 | 27,849 | 3,203,558 | 13.5% | 70.0% |
| Texas | 44 | 21,374 | 2,718,409 | 11.5% | 79.9% |
| Ohio | 33 | 15,336 | 1,873,017 | 7.8% | 75.9% |
| Illinois | 27 | 13,875 | 1,608,368 | 6.8% | 82.0% |
| Tennessee | 24 | 12,821 | 1,683,937 | 7.1% | 77.7% |
| Arizona | 24 | 11,569 | 1,246,379 | 5.3% | 80.7% |
| Connecticut | 17 | 7,091 | 847,311 | 3.6% | 78.0% |
| New Jersey | 16 | 10,366 | 1,039,610 | 4.4% | 67.5% |
| Georgia | 9 | 6,033 | 759,575 | 3.2% | 75.8% |
| Indiana | 9 | 5,157 | 592,790 | 2.5% | 73.3% |
| New York | 9 | 7,269 | 559,239 | 2.4% | 75.1% |
| New Mexico | 9 | 3,408 | 387,340 | 1.6% | 82.4% |
| Colorado | 8 | 4,061 | 492,344 | 2.1% | 83.9% |
| North Carolina | 6 | 3,859 | 462,998 | 2.0% | 74.0% |
| Maryland | 5 | 4,162 | 518,252 | 2.2% | 80.2% |
| Virginia | 4 | 2,517 | 273,267 | 1.2% | 72.3% |
| Michigan | 4 | 1,885 | 270,869 | 1.2% | 72.7% |
| Utah | 4 | 2,253 | 241,523 | 1.0% | 73.0% |
| Massachusetts | 4 | 2,378 | 207,326 | 0.9% | 65.3% |
| Louisiana | 3 | 1,415 | 195,017 | 0.8% | 80.1% |
| Pennsylvania | 2 | 1,615 | 173,819 | 0.7% | 83.2% |
| Nevada | 2 | 893 | 96,732 | 0.4% | 84.9% |
| Alabama | 1 | 797 | 128,999 | 0.6% | 73.5% |
| Washington DC | 1 | 752 | 63,085 | 0.3% | 89.9% |
| Mississippi | 1 | 507 | 61,251 | 0.3% | 80.9% |
| Wisconsin | 1 | 485 | 58,500 | 0.3% | 76.2% |
| **Total/Weighted Average** | **363** | **206,322** | **23,634,618** | **100.0%** | **76.3%** |

**Our Facilities**

The following table sets forth certain additional information with respect to each of our facilities as of December 31, 2010. Our ownership of each facility consists of a fee interest in the facility held by our Operating Partnership, or one of its subsidiaries, except for our Morris Township, NJ facility, that is subject to a ground lease. In addition, small parcels of land at five of our other facilities are subject to ground leases.

| Facility Location | Year Acquired/ Developed (1) | Year Built | Rentable Square Feet | Occupancy (2) | Units | Manager Apartment (3) | % Climate Controlled (4) |
|---|---|---|---|---|---|---|---|
| Mobile, AL † | 1997 | 1974/90 | 128,999 | 73.5% | 797 | Y | 1.4% |
| Chandler, AZ | 2005 | 1985 | 47,520 | 77.4% | 437 | Y | 6.9% |
| Glendale, AZ | 1998 | 1987 | 56,850 | 78.6% | 517 | Y | 0.0% |
| Green Valley, AZ | 2005 | 1985 | 25,100 | 62.2% | 253 | N | 8.2% |
| Mesa I, AZ | 2006 | 1985 | 52,375 | 85.9% | 482 | N | 0.0% |
| Mesa II, AZ | 2006 | 1981 | 45,445 | 87.3% | 383 | Y | 8.4% |
| Mesa III, AZ | 2006 | 1986 | 58,264 | 75.1% | 489 | Y | 4.5% |
| Phoenix I, AZ | 2006 | 1987 | 100,762 | 76.4% | 756 | Y | 8.8% |
| Phoenix II, AZ | 2006 | 1974 | 45,270 | 89.0% | 402 | Y | 4.7% |
| Scottsdale, AZ | 1998 | 1995 | 80,425 | 83.2% | 657 | Y | 9.6% |
| Tempe, AZ | 2005 | 1975 | 53,890 | 77.8% | 403 | Y | 13.0% |
| Tucson I, AZ | 1998 | 1974 | 59,350 | 82.2% | 483 | Y | 0.0% |
| Tucson II, AZ | 1998 | 1988 | 43,950 | 82.7% | 528 | Y | 100.0% |
| Tucson III, AZ | 2005 | 1979 | 49,822 | 84.6% | 481 | Y | 0.0% |
| Tucson IV, AZ | 2005 | 1982 | 48,008 | 78.5% | 494 | Y | 3.6% |
| Tucson V, AZ | 2005 | 1982 | 45,234 | 75.8% | 416 | Y | 3.0% |
| Tucson VI, AZ | 2005 | 1982 | 40,766 | 81.5% | 408 | Y | 3.4% |
| Tucson VII, AZ | 2005 | 1982 | 52,688 | 86.4% | 595 | Y | 2.0% |
| Tucson VIII, AZ | 2005 | 1979 | 46,650 | 84.4% | 445 | Y | 0.0% |
| Tucson IX, AZ | 2005 | 1984 | 67,648 | 74.1% | 604 | Y | 2.0% |
| Tucson X, AZ | 2005 | 1981 | 46,350 | 73.0% | 421 | N | 0.0% |
| Tucson XI, AZ | 2005 | 1974 | 42,800 | 84.1% | 423 | Y | 0.0% |
| Tucson XII, AZ | 2005 | 1974 | 42,325 | 86.9% | 435 | Y | 4.8% |
| Tucson XIII, AZ | 2005 | 1974 | 45,792 | 80.4% | 509 | Y | 0.0% |
| Tucson XIV, AZ | 2005 | 1976 | 49,095 | 88.4% | 548 | Y | 8.8% |
| Apple Valley I, CA | 1997 | 1984 | 73,440 | 59.3% | 527 | Y | 0.0% |
| Apple Valley II, CA | 1997 | 1988 | 61,555 | 75.1% | 458 | Y | 5.3% |
| Benecia, CA | 2005 | 1988/93/05 | 74,770 | 85.8% | 736 | Y | 0.0% |
| Cathedral City, CA † | 2006 | 1982/92 | 109,340 | 59.2% | 708 | Y | 2.3% |
| Citrus Heights, CA | 2005 | 1987 | 75,620 | 70.8% | 659 | Y | 0.0% |
| Diamond Bar, CA | 2005 | 1988 | 103,034 | 75.0% | 898 | Y | 0.0% |
| Escondido, CA | 2007 | 2002 | 142,870 | 80.0% | 1,228 | Y | 6.5% |
| Fallbrook, CA | 1997 | 1985/88 | 46,620 | 87.5% | 449 | Y | 0.0% |
| Lancaster, CA | 2001 | 1987 | 60,625 | 53.8% | 367 | N | 0.0% |
| Long Beach, CA | 2006 | 1974 | 125,163 | 62.0% | 1,351 | Y | 0.0% |
| Murrieta, CA | 2005 | 1996 | 49,815 | 83.5% | 421 | Y | 2.9% |
| North Highlands, CA | 2005 | 1980 | 57,244 | 85.7% | 469 | Y | 0.0% |
| Orangevale, CA | 2005 | 1980 | 50,392 | 75.1% | 525 | Y | 0.0% |
| Palm Springs I, CA | 2006 | 1989 | 72,675 | 62.0% | 572 | Y | 0.0% |
| Palm Springs II, CA † | 2006 | 1982/89 | 122,370 | 54.9% | 627 | Y | 8.5% |
| Pleasanton, CA | 2005 | 2003 | 85,055 | 88.0% | 692 | Y | 0.0% |
| Rancho Cordova, CA | 2005 | 1979 | 54,128 | 73.0% | 454 | Y | 0.0% |
| Rialto I, CA | 1997 | 1987 | 57,411 | 59.7% | 505 | Y | 0.0% |
| Rialto II, CA | 2006 | 1980 | 99,783 | 72.0% | 749 | N | 0.0% |
| Riverside I, CA | 2006 | 1977 | 67,170 | 80.6% | 641 | Y | 0.0% |
| Riverside II, CA | 2006 | 1985 | 85,196 | 50.9% | 828 | Y | 3.9% |
| Roseville, CA | 2005 | 1979 | 59,869 | 78.2% | 549 | Y | 0.0% |
| Sacramento I, CA | 2005 | 1979 | 51,114 | 77.9% | 540 | Y | 0.0% |
| Sacramento II, CA | 2005 | 1986 | 61,856 | 61.7% | 551 | Y | 0.0% |

| Facility Location | Year Acquired/ Developed (1) | Year Built | Rentable Square Feet | Occupancy (2) | Units | Manager Apartment (3) | % Climate Controlled (4) |
|---|---|---|---|---|---|---|---|
| San Bernardino I, CA...... | 1997 | 1987 | 31,070 | 61.4% | 250 | N | 0.0% |
| San Bernardino II, CA .... | 1997 | 1991 | 41,546 | 69.3% | 375 | Y | 0.0% |
| San Bernardino IV, CA... | 1997 | 1985/92 | 35,671 | 73.0% | 398 | N | 0.0% |
| San Bernardino V, CA .... | 2005 | 2002/04 | 83,507 | 61.6% | 733 | Y | 11.8% |
| San Bernardino VI, CA... | 2006 | 1974 | 57,145 | 52.8% | 501 | Y | 4.2% |
| San Bernardino VII, CA . | 2006 | 1975 | 103,860 | 55.8% | 951 | Y | 0.0% |
| San Bernardino VIII, CA | 2006 | 1978 | 78,729 | 82.0% | 623 | Y | 1.3% |
| San Bernardino IX, CA... | 2006 | 1977 | 95,129 | 52.5% | 890 | Y | 0.0% |
| San Marcos, CA ............. | 2005 | 1979 | 37,430 | 76.4% | 244 | Y | 0.0% |
| Santa Ana, CA ............... | 2006 | 1984 | 63,571 | 81.4% | 714 | Y | 2.4% |
| South Sacramento, CA.... | 2005 | 1979 | 51,940 | 68.0% | 412 | Y | 0.0% |
| Spring Valley, CA.......... | 2006 | 1980 | 55,045 | 79.5% | 714 | Y | 0.0% |
| Temecula I, CA.............. | 1998 | 1985/2003 | 81,700 | 65.7% | 684 | Y | 46.4% |
| Temecula II, CA ............ | 2006 | 2003 | 84,398 | 80.3% | 627 | Y | 51.3% |
| Thousand Palms, CA ...... | 2006 | 1988/01 | 75,445 | 57.8% | 766 | Y | 27.1% |
| Vista I, CA ..................... | 2001 | 1988 | 74,405 | 83.9% | 615 | Y | 0.0% |
| Vista II, CA.................... | 2005 | 2001/02/03 | 147,281 | 74.7% | 1,270 | Y | 2.3% |
| Walnut, CA .................... | 2005 | 1987 | 50,708 | 72.5% | 536 | Y | 9.2% |
| West Sacramento, CA..... | 2005 | 1984 | 39,715 | 78.1% | 484 | Y | 0.0% |
| Westminster, CA............ | 2005 | 1983/98 | 68,148 | 75.2% | 558 | Y | 0.0% |
| Aurora, CO..................... | 2005 | 1981 | 75,827 | 80.9% | 603 | Y | 0.0% |
| Colorado Springs I, CO... | 2005 | 1986 | 47,975 | 92.0% | 455 | Y | 0.0% |
| Colorado Springs II, CO . | 2006 | 2001 | 62,400 | 92.9% | 425 | Y | 0.0% |
| Denver, CO .................... | 2006 | 1997 | 59,200 | 83.2% | 451 | Y | 0.0% |
| Federal Heights, CO........ | 2005 | 1980 | 54,770 | 84.8% | 559 | Y | 0.0% |
| Golden, CO .................... | 2005 | 1985 | 86,580 | 81.6% | 623 | Y | 1.2% |
| Littleton I , CO............... | 2005 | 1987 | 53,490 | 80.8% | 447 | Y | 37.4% |
| Northglenn, CO.............. | 2005 | 1980 | 52,102 | 77.2% | 498 | Y | 0.0% |
| Bloomfield, CT .............. | 1997 | 1987/93/94 | 48,700 | 71.6% | 436 | Y | 6.6% |
| Branford, CT.................. | 1995 | 1986 | 50,679 | 75.9% | 431 | Y | 2.2% |
| Bristol, CT ..................... | 2005 | 1989/99 | 47,950 | 82.2% | 443 | N | 22.4% |
| East Windsor, CT........... | 2005 | 1986/89 | 45,800 | 78.8% | 298 | N | 0.0% |
| Enfield, CT...................... | 2001 | 1989 | 52,875 | 87.9% | 369 | Y | 0.0% |
| Gales Ferry, CT.............. | 1995 | 1987/89 | 54,230 | 70.9% | 597 | N | 6.5% |
| Manchester I, CT (6)....... | 2002 | 1999/00/01 | 47,125 | 76.0% | 459 | N | 37.6% |
| Manchester II, CT .......... | 2005 | 1984 | 52,725 | 72.4% | 394 | N | 0.0% |
| Milford, CT.................... | 1994 | 1975 | 44,885 | 82.4% | 376 | N | 4.0% |
| Monroe, CT.................... | 2005 | 1996/03 | 58,500 | 71.5% | 394 | N | 0.0% |
| Mystic, CT ..................... | 1994 | 1975/86 | 50,725 | 82.9% | 560 | Y | 2.3% |
| Newington I, CT ............ | 2005 | 1978/97 | 42,520 | 68.4% | 247 | N | 0.0% |
| Newington II, CT........... | 2005 | 1979/81 | 36,140 | 89.0% | 197 | N | 0.0% |
| Old Saybrook I, CT......... | 2005 | 1982/88/00 | 86,950 | 86.1% | 716 | N | 5.9% |
| Old Saybrook II, CT ....... | 2005 | 1988/02 | 26,425 | 85.1% | 254 | N | 54.2% |
| South Windsor, CT ......... | 1994 | 1976 | 72,125 | 68.3% | 553 | Y | 1.1% |
| Stamford, CT ................. | 2005 | 1997 | 28,957 | 84.8% | 367 | N | 32.8% |
| Washington, DC............. | 2008 | 2002 | 63,085 | 89.9% | 752 | Y | 96.5% |
| Boca Raton, FL .............. | 2001 | 1998 | 37,958 | 81.2% | 605 | N | 68.2% |
| Boynton Beach I, FL....... | 2001 | 1999 | 61,977 | 81.4% | 763 | Y | 54.2% |
| Boynton Beach II, FL ..... | 2005 | 2001 | 61,727 | 66.9% | 580 | Y | 82.3% |
| Bradenton I, FL.............. | 2004 | 1979 | 68,391 | 63.9% | 635 | N | 2.7% |
| Bradenton II, FL ............ | 2004 | 1996 | 87,815 | 81.3% | 854 | Y | 40.1% |
| Cape Coral, FL............... | 2000* | 2000 | 76,567 | 75.6% | 865 | Y | 83.5% |
| Dania, FL ....................... | 1994 | 1988 | 58,270 | 69.9% | 497 | Y | 26.9% |
| Dania Beach, FL (6)........ | 2004 | 1984 | 181,463 | 64.8% | 1,969 | N | 20.4% |
| Davie, FL ....................... | 2001* | 2001 | 81,135 | 81.3% | 843 | Y | 55.6% |
| Deerfield Beach, FL........ | 1998* | 1998 | 57,280 | 84.6% | 517 | Y | 38.8% |
| Delray Beach, FL........... | 2001 | 1999 | 67,821 | 72.6% | 832 | Y | 39.3% |

| Facility Location | Year Acquired/ Developed (1) | Year Built | Rentable Square Feet | Occupancy (2) | Units | Manager Apartment (3) | % Climate Controlled (4) |
|---|---|---|---|---|---|---|---|
| Fernandina Beach, FL | 1996 | 1986 | 110,785 | 74.9% | 828 | Y | 35.7% |
| Ft. Lauderdale, FL | 1999 | 1999 | 70,093 | 88.0% | 694 | Y | 46.8% |
| Ft. Myers, FL | 1998 | 1998 | 67,558 | 60.3% | 592 | Y | 67.2% |
| Jacksonville I, FL | 2005 | 2005 | 80,376 | 86.8% | 716 | N | 100.0% |
| Jacksonville II, FL | 2007 | 2004 | 65,070 | 91.4% | 650 | N | 100.0% |
| Jacksonville III, FL | 2007 | 2003 | 65,575 | 93.7% | 683 | N | 100.0% |
| Jacksonville IV, FL | 2007 | 2006 | 77,515 | 78.7% | 701 | N | 100.0% |
| Jacksonville V, FL | 2007 | 2004 | 82,165 | 80.4% | 702 | N | 82.4% |
| Kendall, FL | 2007 | 2003 | 75,395 | 85.1% | 703 | N | 71.0% |
| Lake Worth, FL † | 1998 | 1998/02 | 161,808 | 89.6% | 1,367 | Y | 37.2% |
| Lakeland, FL | 1994 | 1988 | 49,095 | 79.3% | 491 | Y | 79.4% |
| Lutz I, FL | 2004 | 2000 | 66,895 | 70.6% | 614 | Y | 37.0% |
| Lutz II, FL | 2004 | 1999 | 69,232 | 78.3% | 538 | Y | 20.6% |
| Margate I, FL † | 1994 | 1979/81 | 54,505 | 78.4% | 339 | N | 10.0% |
| Margate II, FL † | 1996 | 1985 | 65,186 | 78.2% | 425 | Y | 28.8% |
| Merrit Island, FL | 2000 | 2000 | 50,417 | 78.7% | 465 | Y | 56.7% |
| Miami I, FL | 1995 | 1995 | 46,825 | 83.9% | 560 | Y | 52.1% |
| Miami II, FL | 1994 | 1989 | 67,060 | 71.3% | 568 | Y | 8.0% |
| Miami IV, FL | 2005 | 1988/03 | 150,590 | 71.3% | 1,523 | N | 86.9% |
| Naples I, FL | 1996 | 1996 | 48,150 | 95.1% | 328 | Y | 26.6% |
| Naples II, FL | 1997 | 1985 | 65,850 | 83.1% | 637 | Y | 44.6% |
| Naples III, FL | 1997 | 1981/83 | 80,627 | 68.4% | 818 | Y | 23.8% |
| Naples IV, FL | 1998 | 1990 | 40,475 | 75.3% | 435 | N | 43.3% |
| Ocoee, FL | 2005 | 1997 | 76,130 | 80.1% | 627 | Y | 15.5% |
| Orange City, FL | 2004 | 2001 | 59,586 | 80.2% | 648 | N | 39.1% |
| Orlando I, FL (6) | 1997 | 1987 | 52,170 | 62.0% | 497 | Y | 4.9% |
| Orlando II, FL | 2005 | 2002/04 | 63,084 | 87.0% | 580 | N | 74.2% |
| Orlando III, FL | 2006 | 1988/90/96 | 104,140 | 65.6% | 791 | Y | 6.9% |
| Orlando IV, FL | 2010 | 2009 | 76,615 | 44.8% | 645 | N | 64.4% |
| Oviedo, FL | 2006 | 1988/1991 | 49,251 | 70.6% | 426 | Y | 3.2% |
| Pembroke Pines, FL | 1997 | 1997 | 67,321 | 81.6% | 697 | Y | 63.2% |
| Royal Palm Beach I, FL † | 1994 | 1988 | 98,961 | 61.1% | 675 | N | 54.5% |
| Royal Palm Beach II, FL | 2007 | 2004 | 81,415 | 69.5% | 767 | N | 82.3% |
| Sanford, FL | 2006 | 1988/2006 | 61,810 | 72.3% | 440 | Y | 28.6% |
| Sarasota, FL | 1998 | 1998 | 71,102 | 65.2% | 525 | Y | 42.5% |
| St. Augustine, FL | 1996 | 1985 | 59,725 | 71.9% | 698 | Y | 29.9% |
| Stuart, FL | 1997 | 1995 | 86,883 | 64.4% | 978 | Y | 51.7% |
| SW Ranches, FL | 2007 | 2004 | 64,955 | 81.8% | 648 | N | 85.3% |
| Tampa, FL | 2007 | 2001/2002 | 83,738 | 83.6% | 796 | N | 28.5% |
| West Palm Beach I, FL | 2001 | 1997 | 68,063 | 79.0% | 984 | Y | 47.2% |
| West Palm Beach II, FL | 2004 | 1996 | 94,503 | 84.8% | 836 | Y | 73.9% |
| Alpharetta, GA | 2001 | 1996 | 90,485 | 77.5% | 665 | Y | 75.1% |
| Austell , GA | 2006 | 2000 | 83,625 | 70.8% | 644 | Y | 66.0% |
| Decatur, GA | 1998 | 1986 | 148,480 | 72.9% | 1,281 | Y | 2.3% |
| Norcross, GA | 2001 | 1997 | 85,410 | 77.1% | 573 | Y | 55.8% |
| Peachtree City, GA | 2001 | 1997 | 49,875 | 86.7% | 438 | N | 75.6% |
| Smyrna, GA | 2001 | 2000 | 56,820 | 82.1% | 488 | Y | 100.0% |
| Snellville, GA | 2007 | 1996/1997 | 80,000 | 85.3% | 755 | Y | 27.1% |
| Suwanee I, GA | 2007 | 2000/2003 | 85,240 | 68.5% | 616 | Y | 28.7% |
| Suwanee II, GA | 2007 | 2005 | 79,640 | 69.9% | 573 | N | 61.8% |
| Addison, IL | 2004 | 1979 | 31,325 | 88.9% | 367 | Y | 0.0% |
| Aurora, IL | 2004 | 1996 | 74,435 | 75.8% | 554 | Y | 6.9% |
| Bartlett, IL | 2004 | 1987 | 51,425 | 83.2% | 411 | Y | 33.5% |
| Bellwood, IL | 2001 | 1999 | 86,650 | 83.6% | 742 | Y | 52.1% |
| Des Plaines, IL (6) | 2004 | 1978 | 74,400 | 89.1% | 637 | N | 0.0% |
| Elk Grove Village, IL | 2004 | 1987 | 64,129 | 88.0% | 626 | Y | 5.5% |

| Facility Location | Year Acquired/ Developed (1) | Year Built | Rentable Square Feet | Occupancy (2) | Units | Manager Apartment (3) | % Climate Controlled (4) |
|---|---|---|---|---|---|---|---|
| Glenview, IL | 2004 | 1998 | 100,115 | 95.0% | 738 | Y | 100.0% |
| Gurnee, IL | 2004 | 1987 | 80,300 | 78.7% | 722 | N | 34.1% |
| Hanover, IL | 2004 | 1987 | 41,178 | 76.0% | 408 | Y | 0.4% |
| Harvey, IL | 2004 | 1987 | 60,090 | 84.2% | 575 | Y | 3.0% |
| Joliet, IL | 2004 | 1993 | 73,175 | 72.0% | 528 | Y | 100.0% |
| Kildeer, IL | 2004 | 1988 | 46,275 | 89.0% | 429 | Y | 0.0% |
| Lombard, IL | 2004 | 1981 | 58,188 | 85.3% | 548 | Y | 9.8% |
| Mount Prospect, IL | 2004 | 1979 | 65,000 | 88.2% | 587 | Y | 12.7% |
| Mundelein, IL | 2004 | 1990 | 44,700 | 79.6% | 490 | Y | 8.9% |
| North Chicago, IL | 2004 | 1985 | 53,350 | 74.2% | 428 | N | 0.0% |
| Plainfield I, IL | 2004 | 1998 | 53,800 | 88.7% | 401 | N | 3.3% |
| Plainfield II, IL | 2005 | 2000 | 51,900 | 72.3% | 353 | N | 22.8% |
| Schaumburg, IL | 2004 | 1988 | 31,160 | 88.3% | 321 | N | 5.6% |
| Streamwood, IL | 2004 | 1982 | 64,305 | 73.9% | 567 | N | 4.4% |
| Warrensville, IL | 2005 | 1977/89 | 48,796 | 77.6% | 378 | N | 0.0% |
| Waukegan, IL | 2004 | 1977 | 79,500 | 79.1% | 691 | Y | 8.4% |
| West Chicago, IL | 2004 | 1979 | 48,175 | 83.5% | 426 | Y | 0.0% |
| Westmont, IL | 2004 | 1979 | 53,700 | 90.6% | 386 | Y | 0.0% |
| Wheeling I, IL | 2004 | 1974 | 54,210 | 81.6% | 493 | N | 0.0% |
| Wheeling II, IL | 2004 | 1979 | 67,825 | 68.7% | 603 | Y | 7.3% |
| Woodridge, IL | 2004 | 1987 | 50,262 | 79.9% | 466 | Y | 6.7% |
| Indianapolis I, IN | 2004 | 1987 | 43,600 | 76.9% | 326 | N | 0.0% |
| Indianapolis II, IN | 2004 | 1997 | 44,900 | 75.9% | 454 | Y | 15.6% |
| Indianapolis III, IN | 2004 | 1999 | 60,850 | 77.8% | 496 | Y | 32.8% |
| Indianapolis IV, IN | 2004 | 1976 | 62,105 | 68.6% | 526 | Y | 0.0% |
| Indianapolis V, IN | 2004 | 1999 | 74,825 | 88.7% | 584 | Y | 33.6% |
| Indianapolis VI, IN | 2004 | 1976 | 73,003 | 68.7% | 717 | Y | 0.0% |
| Indianapolis VII, IN | 2004 | 1992 | 91,777 | 71.5% | 808 | Y | 6.4% |
| Indianapolis VIII, IN | 2004 | 1975 | 79,998 | 63.8% | 702 | Y | 0.0% |
| Indianapolis IX, IN | 2004 | 1976 | 61,732 | 70.5% | 544 | Y | 0.0% |
| Baton Rouge I, LA | 1997 | 1980 | 35,200 | 80.5% | 329 | N | 11.6% |
| Baton Rouge II, LA | 1997 | 1980/1995 | 80,277 | 80.6% | 563 | Y | 40.5% |
| Slidell, LA | 2001 | 1998 | 79,540 | 79.5% | 523 | Y | 46.6% |
| Boston I, MA | 2010 | 555 | 33,993 | 51.1% | 592 | N | 98.5% |
| Boston II, MA | 2002 | 2001 | 60,695 | 71.6% | 630 | Y | 100.0% |
| Leominster, MA | 1998 | 1987/88/00 | 53,823 | 65.3% | 500 | Y | 38.5% |
| Medford, MA | 2007 | 2001 | 58,815 | 67.1% | 656 | Y | 96.0% |
| Baltimore, MD | 2001 | 1999/00 | 93,350 | 77.2% | 809 | Y | 45.3% |
| California, MD | 2004 | 1998 | 77,865 | 86.7% | 723 | Y | 39.0% |
| Gaithersburg, MD | 2005 | 1998 | 87,045 | 85.8% | 784 | Y | 42.0% |
| Laurel, MD † | 2001 | 1978/99/00 | 162,792 | 73.8% | 1,020 | N | 41.1% |
| Temple Hills, MD | 2001 | 2000 | 97,200 | 83.4% | 826 | Y | 68.8% |
| Grand Rapids, MI | 1996 | 1976 | 87,381 | 66.3% | 525 | Y | 0.0% |
| Portage, MI (6) | 1996 | 1980 | 50,280 | 92.6% | 386 | Y | 0.0% |
| Romulus, MI | 1997 | 1997 | 42,050 | 73.8% | 339 | Y | 7.4% |
| Wyoming, MI | 1996 | 1987 | 91,158 | 67.2% | 635 | N | 0.0% |
| Gulfport, MS | 1997 | 1977/93 | 61,251 | 80.9% | 507 | Y | 33.5% |
| Belmont, NC | 2001 | 1996/97/98 | 81,448 | 71.7% | 581 | N | 24.2% |
| Burlington I, NC | 2001 | 1990/91/93/ 94/98 | 109,346 | 61.5% | 947 | N | 4.7% |
| Burlington II, NC | 2001 | 1991 | 42,205 | 69.3% | 394 | Y | 12.0% |
| Cary, NC | 2001 | 1993/94/97 | 112,324 | 75.2% | 793 | N | 7.3% |
| Charlotte, NC | 1999 | 1999 | 69,000 | 86.0% | 736 | Y | 52.8% |
| Raleigh, NC | 1998 | 1994/95 | 48,675 | 90.4% | 408 | N | 8.2% |
| Brick, NJ | 1994 | 1981 | 51,725 | 71.1% | 431 | N | 0.0% |
| Cherry Hill, NJ | 2010 | 2004 | 52,600 | 51.5% | 374 | Y | 0.0% |
| Clifton, NJ | 2005 | 2001 | 105,550 | 78.1% | 1,018 | Y | 85.5% |

| Facility Location | Year Acquired/ Developed (1) | Year Built | Rentable Square Feet | Occupancy (2) | Units | Manager Apartment (3) | % Climate Controlled (4) |
|---|---|---|---|---|---|---|---|
| Cranford, NJ | 1994 | 1987 | 91,250 | 72.6% | 852 | Y | 7.9% |
| East Hanover, NJ | 1994 | 1983 | 107,579 | 64.4% | 970 | N | 1.6% |
| Egg Harbor I, NJ | 2010 | 2005 | 39,425 | 37.3% | 284 | N | 11.5% |
| Egg Harbor II, NJ | 2010 | 2002 | 71,175 | 37.5% | 706 | N | 16.4% |
| Elizabeth, NJ | 2005 | 1925/97 | 38,830 | 77.3% | 673 | N | 0.0% |
| Fairview, NJ | 1997 | 1989 | 27,925 | 68.5% | 449 | N | 100.0% |
| Hamilton, NJ | 2006 | 1990 | 70,550 | 60.5% | 610 | Y | 0.0% |
| Hoboken, NJ | 2005 | 1945/97 | 34,180 | 80.3% | 742 | N | 100.0% |
| Linden, NJ | 1994 | 1983 | 100,325 | 62.9% | 1,117 | N | 2.8% |
| Morris Township, NJ (5) | 1997 | 1972 | 71,776 | 72.4% | 565 | Y | 1.3% |
| Parsippany, NJ | 1997 | 1981 | 66,325 | 84.2% | 566 | Y | 6.9% |
| Randolph, NJ | 2002 | 1998/99 | 52,565 | 75.7% | 546 | Y | 82.5% |
| Sewell, NJ | 2001 | 1984/98 | 57,830 | 83.5% | 463 | N | 5.3% |
| Albuquerque I, NM | 2005 | 1985 | 65,927 | 83.3% | 610 | Y | 3.2% |
| Albuquerque II, NM | 2005 | 1985 | 58,598 | 83.1% | 514 | Y | 4.1% |
| Albuquerque III, NM | 2005 | 1986 | 57,536 | 87.3% | 503 | Y | 4.7% |
| Carlsbad, NM | 2005 | 1975 | 39,999 | 95.2% | 341 | Y | 0.0% |
| Deming, NM | 2005 | 1973/83 | 33,005 | 83.5% | 232 | Y | 0.0% |
| Las Cruces, NM | 2005 | 1984 | 65,740 | 69.2% | 532 | Y | 2.1% |
| Lovington, NM | 2005 | 1975 | 15,550 | 85.5% | 250 | Y | 0.0% |
| Silver City, NM | 2005 | 1972 | 26,975 | 86.2% | 252 | Y | 0.0% |
| Truth or Consequences, NM | 2005 | 1977/99/00 | 24,010 | 74.2% | 174 | Y | 0.0% |
| Las Vegas I, NV † | 2006 | 1986 | 47,882 | 79.8% | 375 | Y | 5.6% |
| Las Vegas II, NV | 2006 | 1997 | 48,850 | 89.9% | 518 | Y | 75.2% |
| Jamaica, NY | 2001 | 2000 | 88,415 | 74.6% | 919 | Y | 30.7% |
| Bronx, NY | 2010 | 1931/2004 | 66,865 | 74.7% | 1,333 | N | 100.0% |
| Brooklyn, NY | 2010 | 1917/2004 | 56,970 | 76.6% | 861 | N | 100.0% |
| Queens, NY | 2010 | 1962/2003 | 61,090 | 65.9% | 1,143 | N | 25.2% |
| Wyckoff, NY | 2010 | 1910/2007 | 62,245 | 81.3% | 1,039 | N | 90.2% |
| New Rochelle, NY | 2005 | 1998 | 48,431 | 80.1% | 399 | N | 15.0% |
| North Babylon, NY | 1998 | 1988/99 | 78,188 | 79.5% | 650 | N | 9.0% |
| Riverhead, NY | 2005 | 1985/86/99 | 38,240 | 71.2% | 326 | N | 0.0% |
| Southold, NY | 2005 | 1989 | 58,795 | 70.5% | 599 | N | 3.0% |
| Boardman, OH | 1980 | 1980/89 | 65,495 | 74.9% | 515 | Y | 24.0% |
| Canton I, OH | 2005 | 1979/87 | 39,750 | 73.2% | 407 | N | 0.0% |
| Canton II, OH | 2005 | 1997 | 26,200 | 88.9% | 192 | N | 0.0% |
| Centerville I, OH | 2004 | 1976 | 80,690 | 68.2% | 619 | Y | 0.0% |
| Centerville II, OH | 2004 | 1976 | 43,150 | 63.9% | 304 | N | 0.0% |
| Cleveland I, OH | 2005 | 1997/99 | 46,000 | 87.6% | 338 | Y | 4.9% |
| Cleveland II, OH | 2005 | 2000 | 58,425 | 53.2% | 568 | Y | 0.0% |
| Columbus, OH | 2006 | 1999 | 72,155 | 73.1% | 607 | Y | 26.1% |
| Dayton I, OH | 2004 | 1978 | 43,100 | 64.3% | 341 | N | 0.0% |
| Dayton II, OH | 2005 | 1989/00 | 48,149 | 80.0% | 391 | Y | 1.7% |
| Euclid I, OH | 1988* | 1988 | 46,710 | 71.6% | 423 | N | 22.3% |
| Euclid II, OH | 1988* | 1988 | 47,275 | 59.5% | 376 | Y | 0.0% |
| Grove City, OH | 2006 | 1997 | 89,290 | 75.1% | 772 | Y | 16.9% |
| Hilliard, OH | 2006 | 1995 | 89,690 | 71.9% | 780 | Y | 24.5% |
| Lakewood, OH | 1989* | 1989 | 39,337 | 81.2% | 456 | Y | 24.6% |
| Louisville, OH | 2005 | 1988/90 | 53,900 | 74.5% | 387 | N | 0.0% |
| Marblehead, OH | 2005 | 1988/98 | 52,300 | 78.8% | 378 | Y | 0.0% |
| Mason, OH | 1998 | 1981 | 33,900 | 79.3% | 279 | Y | 0.0% |
| Mentor, OH | 2005 | 1983/99 | 51,225 | 90.4% | 366 | N | 16.1% |
| Miamisburg, OH | 2004 | 1975 | 59,930 | 66.4% | 430 | Y | 0.0% |
| Middleburg Heights, OH | 1980* | 1980 | 93,025 | 88.5% | 669 | Y | 3.8% |

| Facility Location | Year Acquired/ Developed (1) | Year Built | Rentable Square Feet | Occupancy (2) | Units | Manager Apartment (3) | % Climate Controlled (4) |
|---|---|---|---|---|---|---|---|
| North Canton I, OH ........ | 1979* | 1979 | 45,200 | 78.7% | 318 | Y | 0.0% |
| North Canton II, OH ....... | 1983* | 1983 | 44,140 | 80.0% | 346 | Y | 15.8% |
| North Olmsted I, OH....... | 1979* | 1979 | 48,665 | 76.6% | 440 | Y | 7.0% |
| North Olmsted II, OH ..... | 1988* | 1988 | 47,850 | 75.6% | 397 | Y | 14.2% |
| North Randall, OH .......... | 1998* | 1998/02 | 80,099 | 84.9% | 799 | N | 90.8% |
| Perry, OH ........................ | 2005 | 1992/97 | 63,700 | 75.7% | 420 | Y | 0.0% |
| Reynoldsburg, OH .......... | 2006 | 1979 | 66,895 | 71.9% | 664 | Y | 0.0% |
| Strongsville, OH ............. | 2007 | 1978 | 43,727 | 85.0% | 399 | Y | 100.0% |
| Warrensville Heights, OH.............................. | 1980* | 1980/82/98 | 90,281 | 80.6% | 713 | Y | 0.0% |
| Westlake, OH.................. | 2005 | 2001 | 62,750 | 86.9% | 453 | Y | 6.1% |
| Willoughby, OH............. | 2005 | 1997 | 34,064 | 70.4% | 266 | Y | 10.1% |
| Youngstown, OH ........... | 1977* | 1977 | 65,950 | 72.6% | 523 | Y | 1.2% |
| Levittown, PA................ | 2001 | 2000 | 76,180 | 79.6% | 654 | Y | 36.3% |
| Philadelphia, PA ............ | 2001 | 1999 | 97,639 | 86.0% | 961 | N | 47.1% |
| Alcoa, TN ....................... | 2005 | 1986 | 42,325 | 83.9% | 355 | Y | 0.0% |
| Antioch, TN .................... | 2005 | 1985/98 | 76,160 | 83.3% | 618 | Y | 8.5% |
| Cordova I, TN ................ | 2005 | 1987 | 54,125 | 72.5% | 386 | Y | 0.0% |
| Cordova II, TN............... | 2006 | 1995 | 67,700 | 83.3% | 715 | Y | 7.1% |
| Knoxville I, TN.............. | 1997 | 1984 | 29,337 | 87.1% | 283 | Y | 6.8% |
| Knoxville II, TN ............ | 1997 | 1985 | 38,000 | 75.0% | 328 | Y | 6.9% |
| Knoxville III, TN ........... | 1998 | 1991 | 45,736 | 73.2% | 443 | Y | 6.9% |
| Knoxville IV, TN ........... | 1998 | 1983 | 58,752 | 64.6% | 438 | N | 1.1% |
| Knoxville V, TN ............ | 1998 | 1977 | 42,790 | 70.0% | 370 | N | 0.0% |
| Knoxville VI, TN ........... | 2005 | 1975 | 63,440 | 71.9% | 586 | Y | 0.0% |
| Knoxville VII, TN.......... | 2005 | 1983 | 55,094 | 67.2% | 442 | Y | 0.0% |
| Knoxville VIII, TN ........ | 2005 | 1978 | 95,868 | 65.6% | 761 | Y | 0.0% |
| Memphis I, TN............... | 2001 | 1999 | 92,320 | 88.3% | 695 | N | 57.1% |
| Memphis II, TN ............. | 2001 | 2000 | 71,710 | 80.2% | 556 | N | 46.3% |
| Memphis III, TN ............ | 2005 | 1983 | 40,807 | 79.8% | 347 | Y | 6.4% |
| Memphis IV, TN............ | 2005 | 1986 | 38,750 | 81.5% | 322 | Y | 4.3% |
| Memphis V, TN ............. | 2005 | 1981 | 60,120 | 84.7% | 498 | Y | 0.0% |
| Memphis VI, TN............ | 2006 | 1985/93 | 108,771 | 85.1% | 874 | Y | 3.3% |
| Memphis VII, TN .......... | 2006 | 1980/85 | 115,253 | 68.3% | 578 | Y | 0.0% |
| Memphis VIII, TN † ....... | 2006 | 1990 | 96,060 | 72.6% | 553 | Y | 0.0% |
| Nashville I, TN .............. | 2005 | 1984 | 103,310 | 80.7% | 693 | Y | 0.0% |
| Nashville II, TN ............. | 2005 | 1986/00 | 83,584 | 82.7% | 633 | Y | 6.6% |
| Nashville III, TN........... | 2006 | 1985 | 101,475 | 72.8% | 620 | Y | 5.2% |
| Nashville IV, TN........... | 2006 | 1986/00 | 102,450 | 89.8% | 727 | Y | 7.0% |
| Austin I, TX ................... | 2005 | 2001 | 59,520 | 81.0% | 536 | Y | 58.8% |
| Austin II, TX.................. | 2006 | 2000/03 | 65,241 | 88.3% | 594 | Y | 38.9% |
| Austin III, TX ................ | 2006 | 2004 | 70,560 | 80.8% | 579 | Y | 85.4% |
| Baytown, TX.................. | 2005 | 1981 | 38,950 | 77.4% | 360 | Y | 0.0% |
| Bryan, TX ...................... | 2005 | 1994 | 60,450 | 68.1% | 495 | Y | 0.0% |
| College Station, TX ........ | 2005 | 1993 | 26,550 | 69.8% | 346 | N | 0.0% |
| Dallas, TX...................... | 2005 | 2000 | 58,382 | 86.7% | 536 | Y | 28.5% |
| Denton, TX .................... | 2006 | 1996 | 60,836 | 83.5% | 462 | Y | 3.9% |
| El Paso I, TX.................. | 2005 | 1980 | 59,652 | 82.4% | 519 | Y | 0.9% |
| El Paso II, TX ................ | 2005 | 1980 | 48,704 | 92.5% | 413 | Y | 0.0% |
| El Paso III, TX ............... | 2005 | 1980 | 71,276 | 76.2% | 595 | Y | 2.0% |
| El Paso IV, TX............... | 2005 | 1983 | 67,058 | 81.9% | 523 | Y | 3.2% |
| El Paso V, TX ................ | 2005 | 1982 | 62,300 | 74.4% | 398 | Y | 0.0% |
| El Paso VI, TX............... | 2005 | 1985 | 36,570 | 91.6% | 258 | Y | 0.0% |
| El Paso VII, TX † .......... | 2005 | 1982 | 34,545 | 82.1% | 13 | N | 0.0% |
| Fort Worth I, TX ............ | 2005 | 2000 | 50,621 | 76.4% | 406 | Y | 26.6% |
| Fort Worth II, TX........... | 2006 | 2003 | 72,925 | 83.5% | 655 | Y | 49.0% |
| Frisco I, TX.................... | 2005 | 1996 | 50,854 | 84.0% | 431 | Y | 17.5% |

| Facility Location | Year Acquired/ Developed (1) | Year Built | Rentable Square Feet | Occupancy (2) | Units | Manager Apartment (3) | % Climate Controlled (4) |
|---|---|---|---|---|---|---|---|
| Frisco II, TX | 2005 | 1998/02 | 71,299 | 83.5% | 511 | Y | 23.8% |
| Frisco III, TX | 2006 | 2004 | 75,215 | 74.9% | 610 | Y | 88.0% |
| Frisco IV, TX | 2010 | 2007 | 74,835 | 73.7% | 511 | Y | 16.4% |
| Garland I, TX | 2006 | 1991 | 70,100 | 79.8% | 652 | Y | 4.4% |
| Garland II, TX | 2006 | 2004 | 68,425 | 79.1% | 470 | Y | 39.6% |
| Greenville I, TX | 2005 | 2001/04 | 59,385 | 73.4% | 451 | Y | 28.8% |
| Greenville II, TX | 2005 | 2001 | 44,900 | 63.7% | 312 | N | 36.3% |
| Houston I, TX | 2005 | 1981 | 100,630 | 79.8% | 626 | Y | 0.0% |
| Houston II, TX | 2005 | 1977 | 71,300 | 79.0% | 391 | Y | 0.0% |
| Houston III, TX | 2005 | 1984 | 61,120 | 70.4% | 462 | Y | 4.3% |
| Houston IV, TX | 2005 | 1987 | 43,975 | 70.9% | 383 | Y | 6.1% |
| Houston V, TX † | 2006 | 1980/1997 | 125,930 | 85.6% | 1,011 | Y | 55.1% |
| Keller, TX | 2006 | 2000 | 61,885 | 79.5% | 486 | Y | 21.1% |
| La Porte, TX | 2005 | 1984 | 44,850 | 81.0% | 429 | Y | 18.6% |
| Lewisville, TX | 2006 | 1996 | 58,140 | 62.7% | 429 | Y | 20.2% |
| Mansfield, TX | 2006 | 2003 | 63,075 | 81.3% | 495 | Y | 38.4% |
| McKinney I, TX | 2005 | 1996 | 47,040 | 89.4% | 363 | Y | 9.0% |
| McKinney II, TX | 2006 | 1996 | 70,050 | 80.2% | 539 | Y | 46.3% |
| North Richland Hills, TX | 2005 | 2002 | 57,175 | 82.8% | 432 | Y | 47.6% |
| Roanoke, TX | 2005 | 1996/01 | 59,300 | 83.7% | 448 | Y | 30.0% |
| San Antonio I, TX | 2005 | 2005 | 73,330 | 84.2% | 573 | Y | 79.0% |
| San Antonio II, TX | 2006 | 2005 | 73,230 | 89.2% | 670 | N | 82.3% |
| San Antonio III, TX | 2007 | 2006 | 72,075 | 85.6% | 566 | N | 87.0% |
| Sherman I, TX | 2005 | 1998 | 54,975 | 77.3% | 506 | Y | 21.1% |
| Sherman II, TX | 2005 | 1996 | 48,425 | 78.3% | 391 | Y | 30.9% |
| Spring, TX | 2006 | 1980/86 | 72,751 | 74.6% | 538 | N | 14.1% |
| Murray I, UT | 2005 | 1976 | 60,180 | 69.9% | 647 | Y | 0.0% |
| Murray II, UT † | 2005 | 1978 | 71,221 | 85.6% | 371 | Y | 2.6% |
| Salt Lake City I, UT | 2005 | 1976 | 56,446 | 70.2% | 732 | Y | 0.0% |
| Salt Lake City II, UT | 2005 | 1978 | 53,676 | 62.8% | 503 | Y | 0.0% |
| Fredericksburg I, VA | 2005 | 2001/04 | 69,475 | 67.4% | 601 | N | 21.4% |
| Fredericksburg II, VA | 2005 | 1998/01 | 61,257 | 65.9% | 558 | N | 100.0% |
| McLearen, VA | 2010 | 2002 | 69,490 | 79.0% | 719 | Y | 91.2% |
| Mannasas, VA | 2010 | 1998 | 73,045 | 76.0% | 639 | Y | 51.1% |
| Milwaukee, WI | 2004 | 1988 | 58,500 | 76.2% | 485 | Y | 0.0% |
| **Total/Weighted Average (363 Facilities)** | | | **23,634,618** | **76.3%** | **206,322** | | |

* Denotes facilities developed by us.

† Denotes facilities that contain a significant amount of commercial rentable square footage. All of this commercial space, which was developed in conjunction with the self-storage units, is located within or adjacent to our self-storage facilities and is managed by our self-storage facility managers. As of December 31, 2010, there was an aggregate of approximately 420,000 rentable square feet of commercial space at these facilities.

(1) Represents the year acquired for those facilities acquired from a third party or the year developed for those facilities developed by us.

(2) Represents occupied square feet divided by total rentable square feet at December 31, 2010.

(3) Indicates whether a facility has an on-site apartment where a manager resides.

(4) Represents the percentage of rentable square feet in climate-controlled units.

(5) We do not own the land at this facility. We lease the land pursuant to a ground lease that expires in 2013, but have eight five-year renewal options.

(6) We have ground leases for certain small parcels of land adjacent to these facilities that expire between 2010 and 2015.

Our growth has been achieved by adding facilities to our portfolio through acquisitions and development. The tables set forth below show the average occupancy, annual rent per occupied square foot, average occupied square feet and total revenues for our facilities owned as of December 31, 2010, and for each of the previous three years, grouped by the year during which we first owned or operated the facility.

**Our Facilities by Year Acquired - Average Occupied Square Feet (1)**

| Year Acquired (2) | # of Facilities | Rentable Square Feet | Average Occupancy 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| 2007 and earlier | 350 | 22,811,295 | 76.7% | 76.0% | 79.8% |
| 2008 | 1 | 84,975 | 80.1% | 72.3% | 69.5% |
| 2009 | — | — | — | — | — |
| 2010 | 12 | 738,348 | 67.7% | — | — |
| All Facilities Owned as of December 31, 2010 | 363 | 23,634,618 | 76.7% | 75.9% | 79.8% |

**Our Facilities by Year Acquired - Annual Rent Per Occupied Square Foot (1)**

| Year Acquired (2) | # of Facilities | Rent per Square Foot 2010 | 2009 | 2008 |
|---|---|---|---|---|
| 2007 and earlier | 350 | $ 11.57 | $ 11.73 | $ 11.49 |
| 2008 | 1 | 21.59 | 22.13 | 21.12 |
| 2009 | — | — | — | — |
| 2010 | 12 | 13.50 | — | — |
| All Facilities Owned as of December 31, 2010 | 363 | $ 11.66 | $ 11.76 | $ 11.52 |

**Facilities by Year Acquired - Average Occupied Square Feet (3)**

| Year Acquired (2) | # of Facilities | Average Occupied Square Feet 2010 | 2009 | 2008 |
|---|---|---|---|---|
| 2007 and earlier | 350 | 17,512,913 | 17,982,611 | 18,961,704 |
| 2008 | 1 | 67,973 | 61,113 | 58,844 |
| 2009 | — | — | — | — |
| 2010 | 12 | 480,918 | — | — |
| All Facilities Owned as of December 31, 2010 | 363 | 18,061,804 | 18,043,724 | 19,020,548 |

**Facilities by Year Acquired - Total Revenues (dollars in thousands) (4)**

| Year Acquired (2) | # of Facilities | Total Revenues 2010 | 2009 | 2008 |
|---|---|---|---|---|
| 2007 and earlier | 350 | $ 209,222 | $ 215,245 | $ 222,748 |
| 2008 | 1 | 1,527 | 1,404 | 1,309 |
| 2009 | — | — | — | — |
| 2010 | 12 | 1,663 | — | — |
| All Facilities Owned as of December 31, 2010 | 363 | $ 212,412 | $ 216,649 | $ 224,057 |

---

(1) Determined by dividing the aggregate rental revenue for each twelve-month period by the average of the month-end occupied square feet for the period. Rental revenue includes customer rental revenues, access, administrative and late fees and revenues from auctions, but does not include ancillary revenues generated at our facilities.

(2) For facilities developed by us, "Year Acquired" represents the year in which such facilities were acquired by our operating partnership from an affiliated entity, which in some cases is later than the year developed.

(3) Represents the average of the aggregate month-end occupied square feet for the twelve-month period for each group of facilities.

(4) Represents the result obtained by multiplying total income per occupied square foot by the average occupied square feet for the twelve-month period for each group of facilities. This result will vary from amounts reported on the financial statements.

**Planned Renovations and Improvements**

We have a capital improvement and property renovation program that includes office upgrades, adding climate control at selected units, construction of parking areas, safety and security enhancements, and general facility upgrades. For 2011, we anticipate spending approximately $7 million to $9 million associated with these capital expenditures and expect to enhance the safety and improve the aesthetic appeal of our facilities.

## ITEM 3. *LEGAL PROCEEDINGS*

We are involved in claims from time to time, including the proceeding identified below, which arise in the ordinary course of business. In the opinion of management, we have made adequate provisions for potential liabilities, if any, arising from any such matters. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in any such matters, could have a material adverse effect on our business, financial condition and operating results.

On November 4, 2009, our Operating Partnership was sued in the Delaware Court of Chancery by Robert J. Amsdell, Barry L. Amsdell, and Amsdell Holdings I, Inc. (collectively, the "Amsdell Plaintiffs"). The Amsdell Plaintiffs amended their complaint in 2010 to include the Company as a defendant. The Amsdell Plaintiffs' lawsuit seeks to compel our Operating Partnership to indemnify the Amsdell Plaintiffs for losses and expenses allegedly incurred by the Amsdell Plaintiffs from legal proceedings filed against the Amsdell Plaintiffs, which proceedings alleged, *inter alia*, that the Amsdell Plaintiffs breached an agreement to purchase certain real estate located in Brighton, Massachusetts in 2001. We are vigorously defending against this action. The matter is presently in the discovery phase and no trial date has been set by the Court. While management currently believes that resolving this matter will not have a material adverse impact on our business, financial condition or operating results, litigation, as noted above, is subject to inherent uncertainties and management's view of this matter may change in the future.

## ITEM 4. *REMOVED AND RESERVED*

## PART II

### ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

As of December 31, 2010, there were approximately 52 registered record holders of our common shares. This figure does not include beneficial owners who hold shares in nominee name. The following table shows the high and low closing prices per share for our common shares, as reported by the New York Stock Exchange, and the cash dividends declared with respect to such shares:

| | High | Low | Cash Dividends Declared |
|---|---|---|---|
| **2009** | | | |
| First quarter | $ 5.03 | $ 1.40 | $ 0.025 |
| Second quarter | $ 4.93 | $ 2.12 | $ 0.025 |
| Third quarter | $ 6.83 | $ 4.23 | $ 0.025 |
| Fourth quarter | $ 7.60 | $ 5.70 | $ 0.025 |
| **2010** | | | |
| First quarter | $ 7.70 | $ 6.31 | $ 0.025 |
| Second quarter | $ 8.98 | $ 7.25 | $ 0.025 |
| Third quarter | $ 8.86 | $ 6.88 | $ 0.025 |
| Fourth quarter | $ 9.56 | $ 8.19 | $ 0.070 |

Since our initial quarter as a publicly-traded REIT, we have made regular quarterly distributions to our shareholders. Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital. Annually, we provide each of our shareholders a statement detailing distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital. The characterization of our dividends for 2010 was 100% ordinary income distribution.

We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions. Under our revolving credit facility, we are restricted from paying distributions on our common shares that would exceed an amount equal to the greater of (i) 95% of our funds from operations, and (ii) such amount as may be necessary to maintain our REIT status.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. shareholder, but will reduce the shareholder's basis in its shares (but not below zero) and therefore can result in the shareholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a shareholder's basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

#### Share Performance Graph

The SEC requires us to present a chart comparing the cumulative total shareholder return on our common shares with the cumulative total shareholder return of (i) a broad equity index and (ii) a published industry or peer group index. The following chart compares the yearly cumulative total shareholder return for our common shares with the cumulative shareholder return of companies on (i) the S&P 500 Index, (ii) the Russell 2000 and (iii) the NAREIT All Equity REIT Index as provided by NAREIT for the period beginning December 31, 2005 and ending December 31, 2010.


Total Return Performance
Index Value
150
125
100
75
50
25
0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
U-Store-It Trust
S&P 500
Russell 2000
NAREIT All Equity REIT Index

| Index | Period Ending 12/31/05 | 12/31/06 | 12/31/07 | 12/31/08 | 12/31/09 | 12/31/10 |
|---|---|---|---|---|---|---|
| U-Store-It Trust | 100.00 | 103.33 | 49.25 | 25.62 | 43.25 | 57.05 |
| S&P 500 | 100.00 | 115.79 | 122.16 | 76.96 | 97.33 | 111.99 |
| Russell 2000 | 100.00 | 118.37 | 116.51 | 77.15 | 98.11 | 124.46 |
| NAREIT All Equity REIT Index | 100.00 | 135.06 | 113.87 | 70.91 | 90.76 | 116.12 |

The following table provides information about repurchases of the Company's common shares during the three-month period ended December 31, 2010.

| | Total Number of Shares Purchased (1) | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plans (2) |
|---|---|---|---|---|
| October | 171 | $ 8.43 | N/A | 3,000,000 |
| November | N/A | N/A | N/A | 3,000,000 |
| December | 544 | $ 8.79 | N/A | 3,000,000 |
| Total | 715 | | N/A | 3,000,000 |

(1) Represents common shares withheld by the Company upon the vesting of restricted shares to cover employee tax obligations.

(2) On June 27, 2007, the Company announced that the Board of Trustees approved a share repurchase program for up to 3.0 million of the Company's outstanding common shares. Unless terminated earlier by resolution of the Board of Trustees, the program will expire when the number of authorized shares has been repurchased. The Company has made no repurchases under this program.

## ITEM 6. *SELECTED FINANCIAL DATA*

The following table sets forth selected financial and operating data on a historical consolidated basis for the Company. The selected historical financial information for the five-year period ended December 31, 2010 was derived from the Company's financial statements.

The following data should be read in conjunction with the audited financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

| | For the year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (Dollars and shares in thousands, except per share data) | | | | |
| **REVENUES** | | | | | |
| Rental income | $ 195,357 | $ 194,590 | $ 202,200 | $ 186,330 | $ 171,059 |
| Other property related income | 18,640 | 16,086 | 15,130 | 15,148 | 13,344 |
| Other - related party | — | — | — | 365 | 457 |
| Property management fee income | 2,829 | 56 | — | — | — |
| Total revenues | 216,826 | 210,732 | 217,330 | 201,843 | 184,860 |
| **OPERATING EXPENSES** | | | | | |
| Property operating expenses | 93,696 | 91,380 | 92,533 | 86,358 | 75,921 |
| Property operating expenses - related party | — | — | — | 59 | 69 |
| Depreciation and amortization | 62,945 | 69,125 | 71,974 | 63,183 | 58,043 |
| Asset write-off | — | — | — | — | 305 |
| Lease abandonment | — | — | — | 1,316 | — |
| General and administrative | 25,406 | 22,569 | 24,964 | 21,966 | 21,675 |
| General and administrative - related party | — | — | — | 337 | 613 |
| Total operating expenses | 182,047 | 183,074 | 189,471 | 173,219 | 156,626 |
| **OPERATING INCOME** | 34,779 | 27,658 | 27,859 | 28,624 | 28,234 |
| **OTHER INCOME (EXPENSE)** | | | | | |
| Interest: | | | | | |
| Interest expense on loans | (37,794) | (45,269) | (52,014) | (54,108) | (45,628) |
| Loan procurement amortization expense | (6,463) | (2,339) | (1,929) | (1,772) | (1,972) |
| Early extinguishment of debt | — | — | — | — | (1,907) |
| Interest income | 621 | 681 | 153 | 401 | 1,336 |
| Acquisition related costs | (759) | — | — | — | — |
| Other | (235) | (33) | 94 | 118 | 191 |
| Total other expense | (44,630) | (46,960) | (53,696) | (55,361) | (47,980) |
| **LOSS FROM CONTINUING OPERATIONS** | (9,851) | (19,302) | (25,837) | (26,737) | (19,746) |
| **DISCONTINUED OPERATIONS** | | | | | |
| Income from discontinued operations | 2,006 | 4,831 | 9,219 | 9,973 | 10,422 |
| Net gain on disposition of discontinued operations | 1,826 | 14,139 | 19,720 | 2,517 | — |
| Total discontinued operations | 3,832 | 18,970 | 28,939 | 12,490 | 10,422 |
| **NET (LOSS) INCOME** | (6,019) | (332) | 3,102 | (14,247) | (9,324) |
| **NET LOSS (INCOME) ATTRIBUTABLE TO NONCONROLLING INTERESTS** | | | | | |
| Noncontrolling interests in the Operating Partnership | 381 | 60 | (310) | 1,170 | 773 |
| Noncontrolling interest in subsidiaries | (1,755) | (665) | — | — | — |
| **NET (LOSS) INCOME ATTRIBUT ABLE TO THE COMPANY** | $ (7,393) | $ (937) | $ 2,792 | $ (13,077) | $ (8,551) |
| Basic and diluted loss per share from continuing operations attributable to common shareholders | $ (0.12) | $ (0.27) | $ (0.41) | $ (0.43) | $ (0.32) |
| Basic and diluted earnings per share from discontinued operations attributable to common shareholders | $ 0.04 | $ 0.26 | $ 0.46 | $ 0.21 | $ 0.17 |
| Basic and diluted (loss) earnings per share attributable to common shareholders | $ (0.08) | $ (0.01) | $ 0.05 | $ (0.22) | $ (0.15) |
| Weighted-average basic and diluted shares outstanding (1) | 93,998 | 70,988 | 57,621 | 57,497 | 57,287 |
| **AMOUNTS ATTRIBUTABLE TO THE COMPANY'S COMMON SHAREHOLDERS:** | | | | | |
| Loss from continuing operations | $ (11,049) | $ (18,921) | $ (23,803) | $ (24,542) | $ (18,108) |
| Total discontinued operations | 3,656 | 17,984 | 26,595 | 11,465 | 9,557 |
| Net (loss) income | $ (7,393) | $ (937) | $ 2,792 | $ (13,077) | $ (8,551) |

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| **Balance Sheet Data (in thousands):** | | | | | |
| Storage facilities, net | $ 1,428,491 | $ 1,430,533 | $ 1,559,958 | $ 1,647,118 | $ 1,566,815 |
| Total assets | 1,478,819 | 1,598,870 | 1,597,659 | 1,687,831 | 1,615,339 |
| Revolving credit facility | 43,000 | — | 172,000 | 219,000 | 90,500 |
| Unsecured term loan | 200,000 | — | 200,000 | 200,000 | 200,000 |
| Secured term loan | — | 200,000 | 57,419 | 47,444 | — |
| Mortgage loans and notes payable | 372,457 | 569,026 | 548,085 | 561,057 | 588,930 |
| Total liabilities | 668,266 | 814,146 | 1,028,705 | 1,083,230 | 930,948 |
| Noncontrolling interest in the Operating Partnership | 45,145 | 45,394 | 46,026 | 48,982 | 107,606 |
| U-Store-It Trust shareholders' equity | 724,216 | 695,309 | 522,928 | 555,619 | 576,785 |
| Noncontrolling interests in subsidiaries | 41,192 | 44,021 | — | — | — |
| Total liabilities and equity | 1,478,819 | 1,598,870 | 1,597,659 | 1,687,831 | 1,615,339 |
| **Other Data:** | | | | | |
| Number of facilities | 363 | 367 | 387 | 409 | 399 |
| Total rentable square feet (in thousands) | 23,635 | 23,749 | 24,973 | 26,119 | 25,436 |
| Occupancy percentage | 76.3% | 75.2% | 78.9% | 79.5% | 78.2% |
| Cash dividends declared per share (2) | $ 0.145 | $ 0.10 | $ 0.565 | $ 1.05 | $ 1.16 |

(1) Excludes operating partnership units issued at our IPO and in connection with the acquisition of facilities subsequent to our IPO. Operating partnership units have been excluded from the earnings per share calculations as the related income or loss is presented in Noncontrolling interests in the Operating Partnership.

(2) The Company announced full quarterly dividends of $0.29 per common share on December 1, 2005, February 22, 2006, April 24, 2006, August 23, 2006, November 3, 2006, February 21, 2007, May 8, 2007, and August 14, 2007; dividends of $0.18 per common share on December 13, 2007, February 27, 2008, May 7, 2008, and August 6, 2008; dividends of $0.025 per common share on December 11, 2008, January 22, 2009, April 22, 2009, July 22, 2009, October 22, 2009, December 5, 2009, February 24, 2010, June 2, 2010, and August 4, 2010; and dividends of $0.07 per common share on December 14, 2010.

**ITEM 7.** ***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS***

*The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. The Company makes certain statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this report entitled "Forward-Looking Statements." Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this report entitled "Risk Factors."*

**Overview**

The Company is an integrated self-storage real estate company, which means that it has in-house capabilities in the operation, design, development, leasing, and acquisition of self-storage facilities. The Company has elected to be taxed as a REIT for federal tax purposes. At December 31, 2010 and 2009, the Company owned 363 and 367 self-storage facilities, respectively, totaling approximately 23.6 million and 23.7 million rentable square feet, respectively. In addition, as of December 31, 2010, the Company managed 93 properties for third parties, bringing the total number of properties which it owned and/or managed to 456.

The Company derives revenues principally from rents received from its customers who rent units at its self-storage facilities under month-to-month leases. Therefore, our operating results depend materially on our ability to retain our existing customers and lease our available self-storage units to new customers while maintaining and, where possible, increasing our pricing levels. In addition, our operating results depend on the ability of our customers to make required rental payments to us. We have a decentralized approach to the management and operation of our facilities, which places an emphasis on local, market level oversight and control. We believe this approach allows us to respond quickly and effectively to changes in local market conditions, and to maximize revenues by managing rental rates and occupancy levels.

The Company typically experiences seasonal fluctuations in the occupancy levels of our facilities, which are generally slightly higher during the summer months due to increased moving activity.

The United States has recently experienced an economic downturn that has resulted in higher unemployment, stagnant employment growth, shrinking demand for products, large-scale business failures and tight credit markets. Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures. A continuation of ongoing adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

In the future, the Company intends to focus on maximizing internal growth opportunities and selectively pursuing targeted acquisitions and developments of self-storage facilities. We intend to incur additional debt in connection with any such future acquisitions or developments.

The Company has one reportable segment: we own, operate, develop, manage and acquire self-storage facilities.

The Company's self-storage facilities are located in major metropolitan and rural areas and have numerous tenants per facility. No single tenant represents a significant concentration of our revenues. The facilities in Florida, California, Texas and Illinois provided approximately 18%, 15%, 10% and 7%, respectively, of total revenues for the year ended December 31, 2010.

**Summary of Critical Accounting Policies and Estimates**

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements included in this report. Certain of the accounting policies used in the preparation of these consolidated financial statements are particularly important for an understanding of the financial position and results of operations presented in the historical consolidated financial statements included in this report. A summary of significant accounting policies is also provided in the notes to our consolidated financial statements (See Note 2 to the consolidated financial statements). These policies require the application of judgment and assumptions by management and, as a result, are subject to a degree of uncertainty. Due to this uncertainty, actual results could differ materially from estimates calculated and utilized by management.

*Basis of Presentation*

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Company considers the provisions of additional FASB guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls and which the limited partners do not have the ability to dissolve or remove the Company without cause nor substantive participating rights.

For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this Annual Report on Form 10-K.

*Self-Storage Facilities*

The Company records self-storage facilities at cost less accumulated depreciation. Depreciation on the buildings and equipment is recorded on a straight-line basis over their estimated useful lives, which range from five to 40 years. Expenditures for significant renovations or improvements that extend the useful life of assets are capitalized. Repairs and maintenance costs are expensed as incurred.

When facilities are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. When a portfolio of facilities is acquired, the purchase price is allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land, buildings and improvements and estimates of depreciated replacement cost of equipment.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired facilities are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date no portion of the purchase price has been allocated to above- or below-market lease intangibles. To date, no intangible asset has been recorded for the value of tenant relationships, because the Company does not have any concentrations of significant tenants and the average tenant turnover is fairly frequent.

During 2008, the Company acquired a self storage facility and allocated approximately $1.0 million to the intangible value of the in-place leases. This asset represents the value of in-place leases at the time of acquisition and was fully amortized at December 31, 2009.

On April 28, 2010, the Company acquired 85 management contracts from United Stor-All Management, LLC ("United Stor-All"). The Company accounted for this acquisition as a business combination. The Company recorded the fair value of the assets acquired which includes the intangible value related to the management contracts as other assets, net on the Company's consolidated balance sheet. The average estimated life of the intangible value of the management contracts is 56 months and the amortization expense that was recognized during 2010 was approximately $0.9 million.

During the year ended December 31, 2010, the Company acquired 12 self-storage facilities located throughout the United States. In connection with these acquisitions, the Company allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $3.7 million. The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during 2010 was approximately $0.7 million.

Long-lived assets classified as "held for use" are reviewed for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be impairment. The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the property's basis is recoverable. If a property's basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. There were no impairment losses recognized in accordance with these procedures during 2010, 2009 and 2008.

The Company considers long-lived assets to be "held for sale" upon satisfaction of the following criteria: (a) management commits to a plan to sell a facility (or group of facilities), (b) the facility is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such facilities, (c) an active program to locate a buyer and other actions required to complete the plan to sell the facility have been initiated, (d) the sale of the facility is probable and transfer of the asset is expected to be completed within one year, (e) the facility is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing. In most transactions, these contingencies are not satisfied until the actual closing of the transaction; accordingly, the facility is not identified as held for sale until the closing actually occurs. However, each potential transaction is evaluated based on its separate facts and circumstances. Properties classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

***Revenue Recognition***

Management has determined that all our leases with tenants are operating leases. Rental income is recognized in accordance with the terms of the lease agreements or contracts, which generally are month-to-month.

The Company recognizes gains on disposition of properties only upon closing in accordance with the guidance on sales of real estate. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

***Share Based Payments***

We apply the fair value method of accounting for contingently issued shares and share options issued under our equity incentive plans. Accordingly, share compensation expense was recorded ratably over the vesting period relating to such contingently issued shares and options. The Company has elected to recognize compensation expense on a straight-line method over the requisite service period.

***Noncontrolling Interests***

Noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. In accordance with authoritative guidance issued by the FASB on noncontrolling interests in consolidated financial statements, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Presentation of consolidated equity activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

***Income Taxes***

The Company elected to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code beginning with the period from October 21, 2004 (commencement of operations) through December 31, 2004. In management's opinion, the requirements to maintain these elections are being met. Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes.

The Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits. The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Company's ordinary income and (b) 95% of the Company's net capital gain exceeds cash distributions and certain taxes paid by the Company.

### *Recent Accounting Pronouncements*

The FASB issued authoritative guidance on accounting for transfers of financial assets in June 2009, which we adopted on a prospective basis beginning January 1, 2010. The guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets and requires additional disclosures. The application did not have an impact on our consolidated financial position, results of operations or cash flows.

The FASB issued authoritative guidance on how a company determines when an entity should be consolidated in June 2009, which we adopted on a prospective basis beginning January 1, 2010. The guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. It also requires additional disclosures about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. The application did not have an impact on our consolidated financial position, results of operations or cash flows.

## Results of Operations

The following discussion of our results of operations should be read in conjunction with the consolidated financial statements and the accompanying notes thereto. Historical results set forth in the consolidated statements of operations reflect only the existing facilities and should not be taken as indicative of future operations. The Company considers its same-store portfolio to consist of only those facilities owned and operated on a stabilized basis at the beginning and at the end of the applicable years presented. Same-store results are considered to be useful to investors in evaluating our performance because it provides information relating to changes in facility-level operating performance without taking into account the effects of acquisitions, developments or dispositions.

The Company's results of operations are affected by the acquisition and disposition activity during the 2010, 2009, and 2008 periods as listed below. At December 31, 2010, 2009, and 2008, the Company owned 363, 367, and 387 self-storage facilities and related assets, respectively.

- In 2010, 12 self-storage facilities were acquired for approximately $85.1 million (the "2010 Acquisitions") and 16 self-storage facilities were sold for approximately $38.1 million (the "2010 Dispositions").
- In 2009, 20 self-storage facilities were sold for approximately $90.9 million (the "2009 Dispositions").
- In 2008, one self-storage facility was acquired for approximately $13.3 million (the "2008 Acquisition") and 23 self-storage facilities were sold for approximately $62.0 million (the "2008 Dispositions").

## Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009 (dollars in thousands)

| | Same-Store Property Portfolio | | | | Non Same-Store Properties | | Other/ Eliminations | | Total Portfolio | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2010 | 2009 | Increase/ (Decrease) | % Change | 2010 | 2009 | 2010 | 2009 | 2010 | 2009 | Increase/ (Decrease) | Change |
| REVENUES: | | | | | | | | | | | | |
| Rental income | $ 192,739 | $ 193,383 | $ (644) | 0% | $ 2,618 | $ 1,207 | $ — | $ — | $ 195,357 | $ 194,590 | $ 767 | 0% |
| Other property related income | 16,854 | 15,654 | 1,200 | 8% | 1,190 | 432 | 596 | — | 18,640 | 16,086 | 2,554 | 16% |
| Property management fee income | — | — | — | — | — | — | 2,829 | 56 | 2,829 | 56 | 2,773 | 4952% |
| Total revenues | 209,593 | 209,037 | 556 | 0% | 3,808 | 1,639 | 3,425 | 56 | 216,826 | 210,732 | 6,094 | 3% |
| OPERATING EXPENSES: | | | | | | | | | | | | |
| Property operating expenses | 82,179 | 82,835 | (656) | -1% | 2,258 | 972 | 9,259 | 7,573 | 93,696 | 91,380 | 2,316 | 3% |
| NET OPERATING INCOME: | 127,414 | 126,202 | 1,212 | 1% | 1,550 | 667 | (5,834) | (7,517) | 123,130 | 119,352 | 3,778 | 3% |
| Depreciation and amortization | | | | | | | | | 62,945 | 69,125 | (6,180) | -9% |
| General and administrative | | | | | | | | | 25,406 | 22,569 | 2,837 | 13% |
| Subtotal | | | | | | | | | 88,351 | 91,694 | (3,343) | -4% |
| Operating income | | | | | | | | | 34,779 | 27,658 | 7,121 | 26% |
| Other Income (Expense): | | | | | | | | | | | | |
| Interest: | | | | | | | | | | | | |
| Interest expense on loans | | | | | | | | | (37,794) | (45,269) | 7,475 | -17% |
| Loan procurement amortization expense | | | | | | | | | (6,463) | (2,339) | (4,124) | 176% |
| Interest income | | | | | | | | | 621 | 681 | (60) | -9% |
| Acquisition related costs | | | | | | | | | (759) | — | (759) | 100% |
| Other | | | | | | | | | (235) | (33) | (202) | 612% |
| Total other expense | | | | | | | | | (44,630) | (46,960) | 2,330 | -5% |
| LOSS FROM CONTINUING OPERATIONS | | | | | | | | | (9,851) | (19,302) | 9,451 | 49% |
| DISCONTINUED OPERATIONS | | | | | | | | | | | | |
| Income from discontinued operations | | | | | | | | | 2,006 | 4,831 | (2,825) | -58% |
| Net gain on disposition of discontinued operations | | | | | | | | | 1,826 | 14,139 | (12,313) | -87% |
| Total discontinued operations | | | | | | | | | 3,832 | 18,970 | (15,138) | -80% |
| NET LOSS | | | | | | | | | (6,019) | (332) | (5,687) | -1713% |
| NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS | | | | | | | | | | | | |
| Noncontrolling interests in the Operating Partnership | | | | | | | | | 381 | 60 | 321 | 535% |
| Noncontrolling interests in subsidiaries | | | | | | | | | (1,755) | (665) | (1,090) | -164% |
| NET LOSS ATTRIBUTABLE TO THE COMPANY | | | | | | | | | $ (7,393) | $ (937) | $ (6,456) | -689% |

*Revenues*

Rental income increased from $194.6 million in 2009 to $195.4 million in 2010, an increase of $0.8 million. This increase is primarily attributable to additional income from the 2010 acquisitions of approximately $1.6 million in 2010 with no similar income in 2009, offset by a decrease in the realized annual rent per square foot of 1% related to the same-store property portfolio which resulted in a $0.6 million decrease in same-store rental income.

Other property related income increased from $16.1 million in 2009 to $18.6 million in 2010, an increase of $2.5 million, or 16%. This increase is primarily attributable to increased fee revenue and insurance commissions related to the same-store properties of $1.3 million and an increase in other property related income of $1.4 million related to the 2010 Acquisitions and other non-same store revenue during 2010 as compared to 2009.

Property management fee income increased to $2.8 million in 2010 from $56,000 during 2009, an increase of $2.8 million. This increase is attributable to an increase in management fees related to the third party management business, which included 93 facilities as of December 31, 2010 compared to eight facilities as of December 31, 2009.

*Operating Expenses*

Property operating expenses increased from $91.4 million in 2009 to $93.7 million in 2010, an increase of $2.3 million, or 3%. This increase is primarily attributable to $1.3 million of increased expenses associated with non same-store properties and additional costs incurred to support the growth of the third party management business, offset by a $0.7 million decrease in same-store expenses primarily attributable to a $0.5 million decrease in real estate tax expense in the 2010 as compared to 2009.

Depreciation and amortization decreased from $69.1 million in 2009 to $62.9 million in 2010, a decrease of $6.2 million, or 9%. This decrease is primarily attributable to depreciation expense recognized in 2009 related to assets that became fully depreciated during 2009, with no similar activity on these fully depreciated assets in 2010.

General and administrative expenses increased from $22.6 million in 2009 to $25.4 million in 2010, an increase of $2.8 million, or 13%. This increase is primarily attributable to costs related to additional personnel costs during 2010 to support operational functions of the Company as well as non-recurring contract related costs incurred in conjunction with amendments to employment agreements with members of our senior management.

*Other Income (Expenses)*

Interest expense decreased from $45.3 million in 2009 to $37.8 million in 2010, a decrease of $7.5 million, or 17%. Approximately $3.9 million of the reduced interest expense related to $175 million of net mortgage loan repayments during the period from January 1, 2009 through December 31, 2010. Interest expense also decreased by approximately $3.6 million as a result of reduced average outstanding credit facility borrowings and lower interest rates during 2010 as compared to 2009.

Loan procurement amortization expense increased from $2.3 million in 2009 to $6.5 million in 2010, an increase of $4.2 million, or 176%. The increase is attributable to the amortization of additional costs incurred in relation to the amendment of the credit facility in 2010, and a full year of amortization of costs related to the credit facility and the 17 secured financings entered into in 2009.

Acquisition related costs increased $0.8 million during 2010 with no comparable costs in 2009 as a result of the acquisition of 12 self-storage facilities, in addition to the acquisition of 85 management contracts from United Stor-All, during 2010, compared to no acquisition activity during 2009.

*Discontinued Operations*

Gains on disposition of discontinued operations decreased from $14.1 million in the 2009 period to $1.8 million in the 2010 period, a decrease of $12.3 million. Gains during 2009 related to the sale of the 20 assets sold during 2009, and gains during 2010 related to the 16 assets sold during 2010.

*Noncontrolling Interests in Subsidiaries*

Noncontrolling interests in subsidiaries increased to $1.8 million in the 2010 period from $0.7 million in the 2009 period. This increase is primarily a result of a full year of activity related to the operations of a joint venture ("HART"), which was formed in August 2009 to own and operate 22 self-storage facilities. The Company retained a 50% ownership interest in HART and accordingly presents the 50% of the related results that are allocated to the venture partner as an adjustment to net income (loss) when arriving at net income (loss) attributable to shareholders.

## Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008 (dollars in thousands)

| | Same-Store Property Portfolio | | | | Non Same-Store Properties | | Other/ Eliminations | | Total Portfolio | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | Increase/ (Decrease) | % Change | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | Increase/ (Decrease) | Change |
| REVENUES: | | | | | | | | | | | | |
| Rental income | $ 190,343 | $ 198,659 | $ (8,316) | -4% | $ 4,247 | $ 3,541 | $ — | $ — | $ 194,590 | $ 202,200 | $ (7,610) | -4% |
| Other property related income | 15,362 | 14,773 | 589 | 4% | 724 | 357 | — | — | 16,086 | 15,130 | 956 | 6% |
| Property management fee income | — | — | — | — | — | — | 56 | — | 56 | — | 56 | 100% |
| Total revenues | 205,705 | 213,432 | (7,727) | -4% | 4,971 | 3,898 | 56 | — | 210,732 | 217,330 | (6,598) | -3% |
| OPERATING EXPENSES: | | | | | | | | | | | | |
| Property operating expenses | 81,432 | 82,486 | (1,054) | -1% | 2,405 | 2,064 | 7,543 | 7,983 | 91,380 | 92,533 | (1,153) | -1% |
| NET OPERATING INCOME: | 124,273 | 130,946 | (6,673) | -5% | 2,566 | 1,834 | (7,487) | (7,983) | 119,352 | 124,797 | (5,445) | -4% |
| Depreciation and amortization | | | | | | | | | 69,125 | 71,974 | (2,849) | -4% |
| General and administrative | | | | | | | | | 22,569 | 24,964 | (2,395) | -10% |
| Subtotal | | | | | | | | | 91,694 | 96,938 | (5,244) | -5% |
| Operating income | | | | | | | | | 27,658 | 27,859 | (201) | -1% |
| Other Income (Expense): | | | | | | | | | | | | |
| Interest: | | | | | | | | | | | | |
| Interest expense on loans | | | | | | | | | (45,269) | (52,014) | 6,745 | -13% |
| Loan procurement amortization expense | | | | | | | | | (2,339) | (1,929) | (410) | 21% |
| Interest income | | | | | | | | | 681 | 153 | 528 | 345% |
| Other | | | | | | | | | (33) | 94 | (127) | -135% |
| Total other expense | | | | | | | | | (46,960) | (53,696) | 6,736 | -13% |
| LOSS FROM CONTINUING OPERATIONS | | | | | | | | | (19,302) | (25,837) | 6,535 | 25% |
| DISCONTINUED OPERATIONS | | | | | | | | | | | | |
| Income from discontinued operations | | | | | | | | | 4,831 | 9,219 | (4,388) | -48% |
| Net gain on disposition of discontinued operations | | | | | | | | | 14,139 | 19,720 | (5,581) | -28% |
| Total discontinued operations | | | | | | | | | 18,970 | 28,939 | (9,969) | -34% |
| NET INCOME (LOSS) | | | | | | | | | (332) | 3,102 | (3,434) | -111% |
| NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS | | | | | | | | | | | | |
| Noncontrolling interests in the Operating Partnership | | | | | | | | | 60 | (310) | 370 | 119% |
| Noncontrolling interests in subsidiaries | | | | | | | | | (665) | — | (665) | -100% |
| NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY | | | | | | | | | $ (937) | $ 2,792 | $ (3,729) | -134% |

*Revenues*

Rental income decreased from $202.2 million in 2008 to $194.6 million in 2009, a decrease of $7.6 million, or 4%. This decrease is primarily attributable to a decrease of rental income from the same-store properties of $8.3 million due to decreased realized rent per occupied square foot of 4.9% during 2009 as compared to 2008, offset by an increase in rental income of $0.7 million from non same-store properties.

Other property related income increased from $15.1 million in 2008 to $16.1 million in 2009, an increase of $1.0 million, or 6%. This increase is primarily attributable to increased insurance commissions and merchandise sales of $1.0 million across the portfolio of storage facilities during 2009 as compared to 2008.

Property management fee income increased to $56,000 during 2009 with no comparable income during 2008. This increase is attributable to an increase in management fees related to the third party management business, which began in 2009 and included eight facilities as of December 31, 2009.

*Operating Expenses*

Property operating expenses decreased from $92.5 million in 2008 to $91.4 million in 2009, a decrease of $1.1 million, or 1%. $1.1 million of the decrease is attributable to a same-store expense decline primarily related to a $0.4 million decrease in repairs and maintenance expense and a $0.4 million decrease in utility expenses.

Depreciation and amortization expense decreased from $72.0 million in 2008 to $69.1 million in 2009, a decrease of $2.9 million, or 4%. The decrease is primarily attributable to amortization expense of $6.8 million incurred during 2008 related to two in-place lease intangible assets acquired in conjunction with property acquisitions during 2008 and 2007, with no similar activity during 2009; offset by additional depreciation expense during 2009 of $3.9 million as compared to 2008 related to capital improvements during 2008 and 2009.

General and administrative expenses decreased from $25.0 million in 2008 to $22.6 million in 2009, a decrease of $2.4 million, or 10%. This decrease is primarily attributable to $2.1 million in severance related costs incurred during 2008 that the Company did not incur during 2009.

*Other Income (Expenses)*

Interest expense decreased from $52.0 million in 2008 to $45.3 million in 2009, a decrease of $6.7 million, or 13%. The decrease is attributable to lower interest rates on borrowings under the Company's bank term loan and credit facility as well as lower outstanding borrowings on the credit facility during 2009 as compared to 2008.

Loan procurement amortization expense increased from $1.9 million in 2008 to $2.3 million in 2009, an increase of $0.4 million, or 21%. The increase is attributable to additional costs incurred in relation to the company's new credit facility and 17 secured financings entered into in 2009.

Interest income increased to $0.7 million in 2009 from $0.2 million in 2008. This increase is primarily attributable to interest income earned on proceeds from the secondary offering completed in August 2009.

*Discontinued Operations*

Gains on disposition of discontinued operations decreased from $19.7 million in 2008 to $14.1 million in 2009, a decrease of $5.6 million, as a result of the sale of 23 assets during the 2008 period as compared to 20 asset sales during the 2009 period.

## Non-GAAP Financial Measures

### *NOI*

We define net operating income, which we refer to as "NOI," as total continuing revenues less continuing property operating expenses. NOI also can be calculated by adding back to net income (loss): interest expense on loans, loan procurement amortization expense, acquisition related costs, amounts attributable to noncontrolling interests, other expense, depreciation and amortization expense, lease abandonment charge, and general and administrative expense; and deducting from net income: income from discontinued operations, gains on disposition of discontinued operations, other income, and interest income. NOI is not a measure of performance calculated in accordance with GAAP.

We use NOI as a measure of operating performance at each of our facilities, and for all of our facilities in the aggregate. NOI should not be considered as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities, or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe NOI is useful to investors in evaluating our operating performance because:

- It is one of the primary measures used by our management and our facility managers to evaluate the economic productivity of our facilities, including our ability to lease our facilities, increase pricing and occupancy and control our property operating expenses;

- It is widely used in the real estate industry and the self-storage industry to measure the performance and value of real estate assets without regard to various items included in net income that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets; and

- We believe it helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of our basis in our assets from our operating results.

There are material limitations to using a measure such as NOI, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income. We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income. NOI should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, operating income and net income.

### Cash Flows

***Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009***

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2010 and 2009 is as follows:

| Net cash flow provided by (used in): | Year Ended December 31, 2010 | Year Ended December 31, 2009 | Change |
|---|---|---|---|
| | (in thousands) | | |
| Operating activities | $ 71,517 | $ 62,214 | $ 9,303 |
| Investing activities | $ (44,783) | $ 98,852 | $ (143,635) |
| Financing activities | $ (123,611) | $ (62,042) | $ (61,569) |

Cash flows provided by operating activities for the year ended December 31, 2010 and 2009 were $71.5 million and $62.2 million, respectively, an increase of $9.3 million. The increase primarily relates to timing differences associated with a $3.2 million increase in accounts payable and accrued expense activity and a $3.9 million decrease in restricted cash activity during 2010 as compared to 2009 and increased NOI levels during 2010 as compared to 2009.

Cash provided by (used in) investing activities decreased from $98.9 million in 2009 to ($44.8) million in 2010, a decrease of $143.6 million. The decrease primarily relates to decreased property dispositions in 2010 (aggregate proceeds of $37.3 million related to 16 facilities) compared to 2009 (aggregate proceeds of $68.3 million related to 20 facilities), net proceeds received from the formation of YSI HART Limited Partnership in August 2009 of approximately $48.7 million, with no similar transactions during 2010, as well as higher acquisition activity in 2010 (12 facilities for an aggregate cost of $84.7 million) relative to no acquisitions during 2009. The decrease was offset by repayment of notes receivable of $20.1 million during 2010.

Cash used in financing activities increased from $62.0 million in 2009 to $123.6 million in 2010, an increase of $61.6 million. The increase primarily relates to higher common share issuance activity in 2009 compared to 2010 (proceeds of $170.9 million and $47.6 million, respectively), and increased distributions paid to shareholders, and non-controlling interests of $5.9 million during 2010 as compared to 2009 due to additional outstanding shares during 2010, offset by decreased net debt repayments of $54.8 million and loan procurement costs of $12.6 million in 2010 as compared to 2009.

### *Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008*

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2009 and 2008 is as follows:

| Net cash flow provided by (used in): | Year Ended December 31, 2009 | 2008 | Change |
|---|---|---|---|
| | (in thousands) | | |
| Operating activities | $ 62,214 | $ 67,012 | $ (4,798) |
| Investing activities | $ 98,852 | $ 27,177 | $ 71,675 |
| Financing activities | $ (62,042) | $ (94,962) | $ 32,920 |

Cash flows provided by operating activities for the year ended December 31, 2009 and 2008 were $62.2 million and $67.0 million, respectively, a decrease of $4.8 million. The decrease primarily relates to reduced levels of net operating income in 2009 as compared to 2008 and a $1.0 million decrease in other assets during 2009 as compared to 2008 as a result of the timing of certain payments, offset by a $2.4 million reduction in general and administrative expenses during 2009 as compared to 2008.

Cash provided by investing activities was $98.9 million for the year ended December 31, 2009 and $27.2 million for the year ended December 31, 2008, an increase of $71.7 million. The increase primarily relates to increased proceeds from property dispositions of $11.4 million in 2009 as compared to 2008; net proceeds received from the closing of the a joint venture in August 2009 of approximately $48.7 million with no similar transactions during 2008; as well as higher acquisition activity in 2008 (one facility for a purchase price of $13.3 million) relative to 2009 (no facility acquisition activity).

Cash used in financing activities decreased from $95.0 million in 2008 to $62.0 million in 2009, a decrease of $33.0 million. The decrease relates primarily to increased net debt payoffs of $158.5 million during 2009 as compared to 2008, an increase of $16.1 million in loan procurement costs related to the origination of 17 new secured financings during 2009; and the new secured term loan in December 2009; offset by proceeds of approximately $170.9 million from the issuance of common shares in 2009, and distributions paid to shareholders and unit holders at $0.72 per share in 2008 as compared to similar distributions paid at $0.10 per share during 2009.

## Liquidity and Capital Resources

### *Liquidity Overview*

Our cash flow from operations has historically been one of our primary sources of liquidity to fund debt service, distributions and capital expenditures. We derive substantially all of our revenue from customers who lease space from us at our facilities. Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our customers. We believe that the facilities in which we invest — self-storage facilities — are less sensitive than other real estate product types to current near-term economic downturns. However, prolonged economic downturns will adversely affect our cash flows from operations.

In order to qualify as a REIT for federal income tax purposes, we are required to distribute at least 90% of our REIT taxable income, excluding capital gains, to our shareholders on an annual basis or pay federal income tax. The nature of our business, coupled with the requirement that we distribute a substantial portion of our income on an annual basis, will cause us to have substantial liquidity needs over both the short-term and the long-term.

Our short-term liquidity needs consist primarily of funds necessary to pay operating expenses associated with our facilities, refinancing of certain mortgage indebtedness, interest expense and scheduled principal payments on debt, expected distributions to limited partners and shareholders and recurring capital expenditures. These funding requirements will vary from year to year, in some cases significantly. We expect recurring capital expenditures in the 2011 fiscal year to be approximately $7 million to $9 million. In addition, our currently scheduled principal payments on debt, including borrowings outstanding on the credit facility and unsecured term loan, are approximately $8.9 million in 2011.

Our most restrictive debt covenants limit the amount of additional leverage we can add; however, we believe cash flow from operations, access to our "at the market" program and access to our credit facility are adequate to execute our current business plan and remain in compliance with our debt covenants.

Our liquidity needs beyond 2011 consist primarily of contractual obligations which include repayments of indebtedness at maturity, as well as potential discretionary expenditures such as (i) non-recurring capital expenditures; (ii) redevelopment of operating facilities; (iii) acquisitions of additional facilities; and (iv) development of new facilities. We will have to satisfy our needs through either additional borrowings, including borrowings under our revolving credit facility, sales of common or preferred shares and/or cash generated through facility dispositions and joint venture transactions.

Notwithstanding the discussion above, we believe that, as a publicly traded REIT, we will have access to multiple sources of capital to fund long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity. However, we cannot provide any assurance that this will be the case. Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. In addition, dislocation in the United States debt markets may significantly reduce the availability and increase the cost of long-term debt capital, including conventional mortgage financing and commercial mortgage-backed securities financing. There can be no assurance that such capital will be readily available in the future. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about us.

***Current and Expected Sources of Cash Excluding Credit Facility***

As of December 31, 2010, we had approximately $5.9 million in available cash and cash equivalents. In addition, we had approximately $207.0 million of availability for borrowings under our revolving credit facility.

***Bank Credit Facilities***

On December 8, 2009, we entered into a three-year, $450 million senior secured credit facility (the "2009 Credit Facility"), consisting of a $200 million secured term loan and a $250 million secured revolving credit facility. The 2009 Credit Facility was collateralized by mortgages on "borrowing base properties" (as defined in the 2009 Credit Facility agreement). The 2009 Credit Facility replaced the prior, three-year $450 million unsecured credit facility (the "2006 Credit Facility"), which was entered into in November 2006, and consisted of a $200 million unsecured term loan and $250 million in unsecured revolving loans. All borrowings under the 2006 Credit Facility were repaid in December 2009.

On September 29, 2010, we amended the 2009 Credit Facility. The amended credit facility (the "Credit Facility") consists of a $200 million unsecured term loan and a $250 million unsecured revolving credit facility. The Credit Facility has a three-year term expiring on December 7, 2013, is unsecured, and borrowings on the facility incur interest based on a borrowing spread based on the our leverage levels plus LIBOR. We incurred $2.5 million of costs in connection with executing this amendment which was capitalized and is included as a component of loan procurement costs, net of amortization, on the our consolidated balance sheet.

At December 31, 2010, $200.0 million of unsecured term loan borrowings and $43.0 million of unsecured revolving credit facility borrowings were outstanding under the Credit Facility. Availability for borrowing under the unsecured revolving credit facility was $207.0 million. As of December 31, 2010, borrowings under the Credit Facility had a weighted average interest rate of 3.8%.

Our ability to borrow under the amended credit facility is subject to our ongoing compliance with the following financial covenants which include:

- Maximum total indebtedness to total asset value of 60.0% at any time;

- Minimum fixed charge coverage ratio of 1.50:1.00; and

- Minimum tangible net worth of $821,211,200 plus 75% of net proceeds from equity issuances after June 30, 2010.

Further, under the Credit Facility, we are restricted from paying distributions on our common shares that would exceed an amount equal to the greater of (i) 95% of our funds from operations, and (ii) such amount as may be necessary to maintain our REIT status.

We are currently in compliance with all of our covenants and anticipate being in compliance with all of our covenants through the term of the Credit Facility.

### Other Material Changes in Financial Position

| | December 31, 2010 | December 31, 2009 | Increase (decrease) |
|---|---|---|---|
| | (in thousands) | | |
| Selected Assets | | | |
| Storage facilities, net | $ 1,428,491 | $ 1,430,533 | $ (2,042) |
| Cash and cash equivalents | $ 5,891 | $ 102,768 | $ (96,877) |
| Notes receivable, net | $ — | $ 20,112 | $ (20,112) |
| Selected Liabilities | | | |
| Revolving credit facility | $ 43,000 | $ — | $ 43,000 |
| Unecured term loan | $ 200,000 | $ — | $ 200,000 |
| Secured term loan | $ — | $ 200,000 | $ (200,000) |
| Mortgage loans and notes payable | $ 372,457 | $ 569,026 | $ (196,569) |

Storage facilities, net decreased $2.0 million during 2010 primarily as a result of $64.4 million of depreciation expense recognized during 2010 and $37.4 million related to the disposition of 16 facilities during 2010, offset by the acquisition of 12 facilities for $84.7 million and fixed asset additions. Cash and cash equivalents decreased $96.9 million primarily due to funding the 2010 acquisitions and the repayment of several mortgages during 2010, offset by proceeds from the 2010 dispositions. Notes receivable, net consisted of multiple promissory notes received in conjunction with storage facility dispositions and were fully repaid during 2010.

Our revolving credit facility increased $43.0 million as a result of borrowings related to payments for the 2010 acquisitions and the repayment of multiple mortgages in 2010. The unsecured term loan increased $200 million and the secured term loan balance decreased $200 million due to the amendment of the Credit Facility in September 2010. Mortgage loans and notes payable decreased $196.6 million due to scheduled principal payments and the repayment of several mortgages during the year.

### Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2010 (in thousands):

| | Payments Due by Period | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 and thereafter |
| Mortgage loans and notes payable (a) | $ 372,481 | $ 8,893 | $ 163,710 | $ 26,240 | $ 91,058 | $ 60,095 | $ 22,485 |
| Revolving credit facility and unsecured term loan (b) | 243,000 | — | — | 243,000 | — | — | — |
| Interest payments (b) | 95,424 | 29,303 | 26,561 | 20,186 | 9,891 | 4,450 | 5,033 |
| Ground leases and third party office lease | 548 | 149 | 149 | 149 | 101 | — | — |
| Related party office leases | 1,948 | 475 | 475 | 499 | 499 | — | — |
| Software and service contracts | 1,029 | 1,029 | — | — | — | — | — |
| Employment contracts | 2,138 | 918 | 610 | 610 | — | — | — |
| | $ 716,568 | $ 40,767 | $ 191,505 | $ 290,684 | $ 101,549 | $ 64,545 | $ 27,518 |

(a) Amounts do not include unamortized discounts/premiums.

(b) Interest on variable rate debt calculated using LIBOR as of December 31, 2010, plus a spread of 3.50%.

We expect that the contractual obligations owed in 2011 will be satisfied by a combination of cash generated from operations and from draws on the revolving credit facility.

### Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The Company's future income, cash flows and fair values relevant to financial instruments depend upon prevailing interest rates.

### Market Risk

Our investment policy relating to cash and cash equivalents is to preserve principal and liquidity while maximizing the return through investment of available funds.·

### Effect of Changes in Interest Rates on our Outstanding Debt

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market rates. The range of changes chosen reflects our view of changes which are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates chosen.

Our financial instruments consist of both fixed and variable rate debt. As of December 31, 2010, our consolidated debt consisted of $372.5 million in fixed rate loans payable, $200.0 million in a variable rate unsecured term loan and $43.0 million in the unsecured revolving credit facility. All financial instruments were entered into for other than trading purposes and the net market value of these financial instruments is referred to as the net financial position. Changes in interest rates have different impacts on the fixed and variable rate portions of our debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position.

If market rates of interest on our variable rate debt increase by 1%, the increase in annual interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $2.4 million a year. If market rates of interest on our variable rate debt decrease by 1%, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $2.4 million a year.

If market rates of interest increase by 1%, the fair value of our outstanding fixed-rate mortgage debt would decrease by approximately $9.3 million. If market rates of interest decrease by 1%, the fair value of our outstanding fixed-rate mortgage debt would increase by approximately $9.7 million.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Financial statements required by this item appear with an Index to Financial Statements and Schedules, starting on page F-1 of this report.

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

## ITEM 9A. *CONTROLS AND PROCEDURES*

### Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the CEO and the CFO have concluded that our disclosure controls and procedures are effective.

Based on that evaluation, the CEO and the CFO have concluded that our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

### Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recent fiscal quarter, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### Management's Report on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting is set forth on page F-2 of this Annual Report on Form 10-K, and is incorporated herein by reference.

## ITEM 9B. *OTHER INFORMATION*

Not applicable.

# PART III

## ITEM 10. *TRUSTEES AND EXECUTIVE OFFICERS*

We have adopted a Code of Ethics for all of our employees, officers and trustees, including our principal executive officer and principal financial officer, which is available on our website at www.ustoreit.com. We intend to disclose any amendment to, or a waiver from, a provision of our Code of Ethics on our website within four business days following the date of the amendment or waiver.

The remaining information required by this item regarding trustees, executive officers and corporate governance is hereby incorporated by reference to the material appearing in the Proxy Statement for the Annual Shareholders Meeting to be held in 2011 (the "Proxy Statement") under the captions "Proposal 1: Election of Trustees," "Executive Officers" and "Meetings and Committees of the Board of Trustees." The information required by this item regarding compliance with Section 16(a) of the Exchange Act is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

## ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Compensation Committee Report," "Meetings and Committees of the Board of Trustees — Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation," "Potential Payments Upon Termination or Change in Control," and "Trustee Compensation."

## ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2010.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by shareholders | 5,013,760(1) | $ 10.38(2) | 4,902,492 |
| Equity compensation plans not approved by shareholders | — | — | — |
| Total | 5,013,760 | $ 10.38 | 4,902,492 |

(1) Excludes 671,822 shares subject to outstanding restricted share unit awards.

(2) This number reflects the weighted-average exercise price of outstanding options and has been calculated exclusive of outstanding restricted unit awards.

The information regarding security ownership of certain beneficial owners and management required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Security Ownership of Management" and "Security Ownership of Beneficial Owners."

### ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance- Independence of Trustees," "Policies and Procedures Regarding Review, Approval or Ratification of Transactions With Related Persons," and "Transactions With Related Persons."

### ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Audit Committee Matters - Fees Paid to Our Independent Registered Public Accounting Firm" and "— Audit Committee Pre-Approval Policies and Procedures."

## PART IV

### ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this report:

1. *Financial Statements.*

The response to this portion of Item 15 is submitted as a separate section of this report.

2. *Financial Statement Schedules.*

The response to this portion of Item 15 is submitted as a separate section of this report.

3. *Exhibits.*

The list of exhibits filed with this report is set forth in response to Item 15(b). The required exhibit index has been filed with the exhibits.

(b) *Exhibits.* The following documents are filed as exhibits to this report:

| | |
|---|---|
| 3.1* | Articles of Amendment and Restatement of Declaration of Trust of U-Store-It Trust, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on November 2, 2004. |
| 3.2* | Second Amended and Restated Bylaws of U-Store-It Trust, incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on November 10, 2008. |
| 4.1* | Form of Common Share Certificate, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-11, filed on October 20, 2004, File No. 333-117848. |
| 10.1* | Second Amended and Restated Agreement of Limited Partnership of U-Store-It, L.P. dated as of October 27, 2004, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 2, 2004. |
| 10.2* | Amended and Restated Credit Agreement dated December 7, 2009, by and among U-Store-It, L.P., U-Store-It Trust, Wells Fargo Securities, LLC, Bank of America Securities LLC, Wachovia Bank, National Association, Bank of America, N.A., Regions Bank, SunTrust Bank and the financial institutions initially signatory thereto, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009. |
| 10.3* | Form of Guaranty, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009. |
| 10.4* | Form of Term Note, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009. |
| 10.5* | Form of Revolving Note, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009. |
| 10.6* | Form of Swingline Note, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 8, 2009. |
| 10.7* | Form of Security Interest regarding fixed rate mortgage loan between YSI XX LP and Transamerica Financial Life Insurance Company, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on November 4, 2005. |
| 10.8* | Secured Promissory Note, dated November 1, 2005, between YSI XX LP and Transamerica Financial Life Insurance Company, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 4, 2005. |
| 10.9* | Loan Agreement, dated August 4, 2005, by and between YASKY LLC and LaSalle Bank National Association, |

incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005.

10.10* Loan Agreement, dated July 19, 2005, by and between YSI VI LLC and Lehman Brothers Bank, FSB, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005.

10.11* Loan Agreement, dated as of October 27, 2004, by and between YSI I LLC and Lehman Brothers Holdings Inc. d/b/a Lehman Capital, a division of Lehman Brothers Holdings Inc., incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.12* Loan Agreement, dated as of October 27, 2004, by and between YSI II LLC and Lehman Brothers Holdings Inc. d/b/a Lehman Capital, a division of Lehman Brothers Holdings Inc., incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.13* Standstill Agreement, by and among, U-Store-It Trust, Robert J. Amsdell, Barry L. Amsdell and Todd C. Amsdell, dated August 6, 2007, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.14* Settlement Agreement and Mutual Release, by and among U-Store-It Trust, U-Store-It, L.P., YSI Management LLC, U-Store-It Mini Warehouse Co., U-Store-It Development, LLC, Dean Jernigan, Kathleen A. Weigand, Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell, Kyle V. Amsdell, Rising Tide Development LLC, and Amsdell and Amsdell, dated August 6, 2007, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.15* Purchase and Sale Agreement, by and between U-Store-It, L.P. and Rising Tide Development, LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.16* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated March 29, 2005, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.17* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.18* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.19* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.20* First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.21* Lease, dated March 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.22* Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005.

10.23* Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12,

2005.

10.24* Option Termination Agreement, by and between U-Store-It, L.P. and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.25* Property Management Termination Agreement, by and among U-Store-It Trust, YSI Management LLC, and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.26* Marketing and Ancillary Services Termination Agreement, by and among U-Store-It Trust, U-Store-It Mini Warehouse Co., and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed on August 7, 2007.

10.27*† Amended and Restated Executive Employment Agreement, dated June 29, 2010, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 2, 2010.

10.28*† Amended and Restated Executive Employment Agreement, dated January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on January 27, 2011.

10.29*† Amended and Restated Executive Employment Agreement, dated June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on July 2, 2010.

10.30*† Indemnification Agreement, dated as of January 25, 2008, by and among U-Store-It Trust, U-Store-It, L.P. and Daniel B. Hurwitz, incorporated by reference to Exhibit 10.49 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

10.31*† Indemnification Agreement, dated as of March 22, 2007, by and among U-Store-It Trust, U-Store-It, L.P. and Marianne M. Keler, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.32*† Indemnification Agreement, dated as of December 11, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Timothy M. Martin, incorporated by reference to Exhibit 10.47 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 16, 2007.

10.33*† Indemnification Agreement, dated June 5, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

10.34*† Indemnification Agreement, dated as of April 24, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Dean Jernigan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on April 24, 2006.

10.35*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Robert J. Amsdell, incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.36*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Barry L. Amsdell, incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.37*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Todd C. Amsdell, incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

10.38*† Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and John C.

Dannemiller, incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K, filed on November 2, 2004.

| | |
|---|---|
| 10.39*† | Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Thomas A. Commes, incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K, filed on November 2, 2004. |
| 10.40*† | Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and David J. LaRue, incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K, filed on November 2, 2004. |
| 10.41*† | Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Harold S. Haller, incorporated by reference to Exhibit 10.20 to the Company's Current Report on Form 8-K, filed on November 2, 2004. |
| 10.42*† | Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and William M. Diefenderfer III, incorporated by reference to Exhibit 10.21 to the Company's Current Report on Form 8-K, filed on November 2, 2004. |
| 10.43*† | Indemnification Agreement, dated as of November 5, 2009, by and among U-Store-It Trust, U-Store-It, L.P. and John F. Remondi, incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010. |
| 10.44*† | Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on July 2, 2010. |
| 10.45*† | Amended and Restated Noncompetition Agreement, dated as of January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on January 27, 2011. |
| 10.46*† | Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on July 2, 2010. |
| 10.47*† | Schedule of Compensation for Non-Employee Trustees of U-Store-It Trust, effective May 8, 2007, incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007. |
| 10.48*† | Nonqualified Share Option Agreement, dated as of June 5, 2006, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006. |
| 10.49*† | Nonqualified Share Option Agreement, dated as of April 19, 2006, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed on April 24, 2006. |
| 10.50*† | Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.83 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008. |
| 10.51*† | Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007. |
| 10.52*† | Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 25, 2008. |
| 10.53*† | Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed |

on May 10, 2007.

| | |
|---|---|
| 10.54*† | Form of Performance-Vested Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on January 25, 2008. |
| 10.55*† | Form of Performance-Vested Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007. |
| 10.56*† | Form of Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on January 25, 2008. |
| 10.57*† | Form of Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007. |
| 10.58*† | U-Store-It Trust Trustees Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.78 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009. |
| 10.59*† | U-Store-It Trust Executive Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.79 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009. |
| 10.60*† | U-Store-It Trust Deferred Trustees Plan, effective as of May 31, 2005, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 6, 2005. |
| 10.61*† | Amended and Restated U-Store It Trust 2007 Equity Incentive Plan, effective June 2, 2010, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 4, 2010. |
| 10.62*† | 2004 Equity Incentive Plan of U-Store-It Trust, effective as of October 19, 2004, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8- K, filed on November 2, 2004. |
| 10.63*† | Indemnification Agreement, dated as of February 26, 2009, by and among U-Store-It Trust, U-Store-It, L.P. and Jeffrey Foster, incorporated by reference to Exhibit 10.83 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009. |
| 10.64*† | Severance and General Release Agreement dated February 10, 2009 by and between U-Store-It Trust and Kathleen Weigand, incorporated by reference to Exhibit 10.84 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009. |
| 10.65*† | Severance and General Release Agreement dated December 31, 2008 by and between U-Store-It Trust and Steve Nichols, incorporated by reference to Exhibit 10.85 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009. |
| 10.66* | Contribution Agreement dated August 6, 2009 by and between YSI Venture LP LLC and HART -YSI Investor LP LLC, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on August 7, 2009. |
| 10.67* | First Amendment to Contribution Agreement dated August 13, 2009 by and between YSI Venture LP LLC and HART - YSI Investor LP LLC, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 14, 2009. |
| 10.68* | Amended and Restated Limited Partnership Agreement of YSI — HART LIMITED PARTNERSHIP dated August 13, 2009, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on August 14, 2009. |
| 10.69* | Sales Agreement dated April 3, 2009, among the U-Store-It Trust, U-Store-It, L.P., and Cantor Fitzgerald & Co., incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K, filed on April 3, 2009. |

| | |
|---|---|
| 10.70*† | Letter Agreement dated January 9, 2009 between U-Store-It Trust and Jeffrey P. Foster, incorporated by reference to Exhibit 10.70 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010. |
| 10.71*† | Indemnification Agreement, dated as of February 23, 2010, by and among U-Store-It Trust, U-Store-It, L.P. and Piero Bussani, incorporated by reference to Exhibit 10.71 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010. |
| 10.72*† | Employment letter Agreement, dated July 13, 2010, by and between U-Store-It Trust and Robert G. Blatz, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 29, 2010. |
| 10.73* | Second Amended and Restated Credit Agreement, dated as of September 29, 2010, by and among U-Store-It, L.P., U-Store-It Trust, Wells Fargo Securities, LLC and Banc of America Securities LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 4, 2010. |
| 10.74* | Amendment No. 1 to Sales Agreement, dated January 26, 2011, by and among U-Store-It Trust, U-Store It, L.P. and Cantor Fitzgerald & Co., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed January 27, 2011. |
| 10.75*† | Indemnification Agreement, dated as of January 31, 2011, by and among U-Store-It Trust, U-Store-It, L.P. and Jeffrey F. Rogatz, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 1, 2011. |
| 12.1 | Statement regarding Computation of Ratios of U-Store-It Trust |
| 21.1 | List of Subsidiaries |
| 23.1 | Consent of KPMG LLP |
| 31.1 | Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 99.1 | Material Tax Considerations |

---

* Incorporated herein by reference as above indicated.

† Denotes a management contract or compensatory plan, contract or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-STORE-IT TRUST

By: /s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer

Date: March 1, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ William M. Diefenderfer III<br>William M. Diefenderfer III | Chairman of the Board of Trustees | March 1, 2011 |
| /s/ Dean Jernigan<br>Dean Jernigan | Chief Executive Officer and Trustee<br>(Principal Executive Officer) | March 1, 2011 |
| /s/ Timothy M. Martin<br>Timothy M. Martin | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | March 1, 2011 |
| /s/ Piero Bussani<br>Piero Bussani | Trustee | March 1, 2011 |
| /s/ Harold S. Haller<br>Harold S. Haller | Trustee | March 1, 2011 |
| /s/ Marianne M. Keler<br>Marianne M. Keler | Trustee | March 1, 2011 |
| /s/ David J. LaRue<br>David J. LaRue | Trustee | March 1, 2011 |
| /s/ John R. Remondi<br>John R. Remondi | Trustee | March 1, 2011 |
| /s/ Jeffrey F. Rogatz<br>Jeffrey F. Rogatz | Trustee | March 1, 2011 |

## FINANCIAL STATEMENTS
## INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


| **Consolidated Financial Statements of U-Store-It Trust and Subsidiaries (The "Company")** | Page No. |
|---|---|
| Management's Report on Internal Control Over Financial Reporting | F-2 |
| Reports of Independent Registered Public Accounting Firms | F-3 |
| Consolidated Balance Sheets as of December 31, 2010 and 2009 | F-5 |
| Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008 | F-6 |
| Consolidated Statements of Equity for the years ended December 31, 2010, 2009, and 2008 | F-7 |
| Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009, and 2008 | F-8 |
| Notes to Consolidated Financial Statements | F-9 |

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, the Company's management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year, and report on the basis of that assessment whether the Company's internal control over financial reporting is effective.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and the disposition of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the receipts and expenditures of the Company are being made only in accordance with the authorization of the Company's management and its Board of Trustees; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision, and with the participation, of the Company's management, including the principal executive officer and principal financial officer, we conducted a review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010, based upon the Committee of Sponsoring Organizations of the Treadway Commission (COSO) criteria. In performing its assessment of the effectiveness of internal control over financial reporting, management has concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on the COSO framework.

The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears herein.

March 1, 2011

## Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
U-Store-It Trust:

We have audited U-Store-It Trust and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework issued* by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). U-Store-It Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, U-Store-It Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U-Store-It Trust and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 1, 2011

## Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
U-Store-It Trust:

We have audited the accompanying consolidated balance sheets of U-Store-It Trust and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule for 2010 as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U-Store-It Trust and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U-Store-It Trust's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 1, 2011

## U-STORE-IT TRUST AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
## (in thousands, except share data)

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| **ASSETS** | | |
| Storage facilities | $ 1,743,021 | $ 1,774,542 |
| Less: Accumulated depreciation | (314,530) | (344,009) |
| Storage facilities, net | 1,428,491 | 1,430,533 |
| Cash and cash equivalents | 5,891 | 102,768 |
| Restricted cash | 10,250 | 16,381 |
| Loan procurement costs, net of amortization | 15,611 | 18,366 |
| Notes receivable, net | — | 20,112 |
| Other assets, net | 18,576 | 10,710 |
| Total assets | $ 1,478,819 | $ 1,598,870 |
| **LIABILITIES AND EQUITY** | | |
| Revolving credit facility | $ 43,000 | $ — |
| Unsecured term loan | 200,000 | — |
| Secured term loan | — | 200,000 |
| Mortgage loans and notes payable | 372,457 | 569,026 |
| Accounts payable, accrued expenses and other liabilities | 36,172 | 33,767 |
| Distributions payable | 7,275 | 2,448 |
| Deferred revenue | 8,873 | 8,449 |
| Security deposits | 489 | 456 |
| Total liabilities | 668,266 | 814,146 |
| Noncontrolling interests in the Operating Partnership | 45,145 | 45,394 |
| Commitments and contingencies | | |
| Equity | | |
| Common shares $.01 par value, 200,000,000 shares authorized, 98,596,796 and 92,654,979 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively | 986 | 927 |
| Additional paid in capital | 1,026,952 | 974,926 |
| Accumulated other comprehensive loss | (1,121) | (874) |
| Accumulated deficit | (302,601) | (279,670) |
| Total U-Store-It Trust shareholders' equity | 724,216 | 695,309 |
| Noncontrolling interests in subsidiaries | 41,192 | 44,021 |
| Total equity | 765,408 | 739,330 |
| Total liabilities and equity | $ 1,478,819 | $ 1,598,870 |

See accompanying notes to the consolidated financial statements.

## U-STORE-IT TRUST AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Dollars and shares in thousands, except per share data) | | |
| **REVENUES** | | | |
| Rental income | $ 195,357 | $ 194,590 | $ 202,200 |
| Other property related income | 18,640 | 16,086 | 15,130 |
| Property management fee income | 2,829 | 56 | — |
| Total revenues | 216,826 | 210,732 | 217,330 |
| **OPERATING EXPENSES** | | | |
| Property operating expenses | 93,696 | 91,380 | 92,533 |
| Depreciation and amortization | 62,945 | 69,125 | 71,974 |
| General and administrative | 25,406 | 22,569 | 24,964 |
| Total operating expenses | 182,047 | 183,074 | 189,471 |
| **OPERATING INCOME** | 34,779 | 27,658 | 27,859 |
| **OTHER INCOME (EXPENSE)** | | | |
| Interest: | | | |
| Interest expense on loans | (37,794) | (45,269) | (52,014) |
| Loan procurement amortization expense | (6,463) | (2,339) | (1,929) |
| Interest income | 621 | 681 | 153 |
| Acquisition related costs | (759) | — | — |
| Other | (235) | (33) | 94 |
| Total other expense | (44,630) | (46,960) | (53,696) |
| **LOSS FROM CONTINUING OPERATIONS** | (9,851) | (19,302) | (25,837) |
| **DISCONTINUED OPERATIONS** | | | |
| Income from discontinued operations | 2,006 | 4,831 | 9,219 |
| Net gain on disposition of discontinued operations | 1,826 | 14,139 | 19,720 |
| Total discontinued operations | 3,832 | 18,970 | 28,939 |
| **NET (LOSS) INCOME** | (6,019) | (332) | 3,102 |
| **NET (INCOME) LOSS ATTRIBUTABLE TO NONCONROLLING INTERESTS** | | | |
| Noncontrolling interests in the Operating Partnership | 381 | 60 | (310) |
| Noncontrolling interest in subsidiaries | (1,755) | (665) | — |
| **NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY** | $ (7,393) | $ (937) | $ 2,792 |
| Basic and diluted loss per share from continuing operations attributable to common shareholders | $ (0.12) | $ (0.27) | $ (0.41) |
| Basic and diluted earnings per share from discontinued operations attributable to common shareholders | $ 0.04 | $ 0.26 | $ 0.46 |
| Basic and diluted (loss) earnings per share attributable to common shareholders | $ (0.08) | $ (0.01) | $ 0.05 |
| Weighted-average basic and diluted shares outstanding | 93,998 | 70,988 | 57,621 |
| **AMOUNTS ATTRIBUTABLE TO THE COMPANY'S COMMON SHAREHOLDERS:** | | | |
| Loss from continuing operations | $ (11,049) | $ (18,921) | $ (23,803) |
| Total discontinued operations | 3,656 | 17,984 | 26,595 |
| Net (loss) income | $ (7,393) | $ (937) | $ 2,792 |

See accompanying notes to the consolidated financial statements.

## U-STORE-IT TRUST AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF EQUITY
## (in thousands)

| | Common Shares | | Additional Paid in Capital | Accumulated Other Comprehensive Loss | Accumulated Deficit | Total Shareholders' Equity | Noncontrolling Interest in Subsidiaries | Total Equity | Noncontrolling Interests in the Operating Partnership |
|---|---|---|---|---|---|---|---|---|---|
| | Number | Amount | | | | | | | |
| **Balance at December 31, 2007** | 57,577 | $ 576 | $ 797,940 | $ (1,664) | $ (241,233) | $ 555,619 | $ — | $ 555,619 | $ 48,982 |
| Issuance of restricted shares | 46 | | | | | — | | — | |
| Conversion from units to shares | | | | | | — | | — | |
| Amortization of restricted shares | | | 1,297 | | | 1,297 | | 1,297 | |
| Share compensation expense | | | 1,425 | | | 1,425 | | 1,425 | |
| Adjustment for noncontrolling interest in operating partnership | | | 367 | | (310) | 57 | | 57 | (435) |
| Net income | | | | | 3,102 | 3,102 | | 3,102 | 310 |
| Other comprehensive loss: | | | | | | | | | |
| Unrealized loss on interest rate swap | | | | (4,608) | | (4,608) | | (4,608) | |
| Unrealized loss on foreign currency translation | | | | (1,281) | | (1,281) | | (1,281) | |
| Distributions | | | | | (32,683) | (32,683) | | (32,683) | (2,831) |
| **Balance at December 31, 2008** | 57,623 | $ 576 | $ 801,029 | $ (7,553) | $ (271,124) | $ 522,928 | $ — | $ 522,928 | $ 46,026 |
| Contributions from noncontrolling interests in subsidiaries | | | | | | — | 44,739 | 44,739 | (90) |
| Issuance of common shares, net | 34,677 | 347 | 170,501 | | | 170,848 | | 170,848 | |
| Issuance of restricted shares | 85 | 1 | | | | 1 | | 1 | |
| Conversion from units to shares | 270 | 3 | | | | 3 | | 3 | |
| Amortization of restricted shares | | | 1,631 | | | 1,631 | | 1,631 | |
| Share compensation expense | | | 1,765 | | | 1,765 | | 1,765 | |
| Net income (loss) | | | | | (937) | (937) | 665 | (272) | (60) |
| Other comprehensive income: | | | | | | | | | |
| Unrealized gain on interest rate swap | | | | 6,153 | | 6,153 | | 6,153 | 1 |
| Unrealized gain on foreign currency translation | | | | 526 | | 526 | | 526 | 27 |
| Distributions | | | | | (7,609) | (7,609) | (1,383) | (8,992) | (510) |
| **Balance at December 31, 2009** | 92,655 | $ 927 | $ 974,926 | $ (874) | $ (279,670) | $ 695,309 | $ 44,021 | $ 739,330 | $ 45,394 |
| Contributions from noncontrolling interests in subsidiaries | | | | | | — | 15 | 15 | |
| Issuance of common shares, net | 5,610 | 56 | 47,517 | | | 47,573 | | 47,573 | |
| Issuance of restricted shares | 203 | 2 | | | | 2 | | 2 | |
| Conversion from units to shares | 73 | 1 | 674 | | | 675 | | 675 | (675) |
| Exercise of stock options | 56 | | 194 | | | 194 | | 194 | |
| Amortization of restricted shares | | | 1,759 | | | 1,759 | | 1,759 | |
| Share compensation expense | | | 1,882 | | | 1,882 | | 1,882 | |
| Adjustment for noncontrolling interest in operating partnership | | | | | (1,510) | (1,510) | | (1,510) | 1,510 |
| Net (loss) income | | | | | (7,393) | (7,393) | 1,755 | (5,638) | (381) |
| Other comprehensive loss: | | | | | | | | | |
| Unrealized loss on foreign currency translation | | | | (247) | | (247) | (8) | (255) | (13) |
| Distributions | | | | | (14,028) | (14,028) | (4,591) | (18,619) | (690) |
| **Balance at December 31, 2010** | 98,597 | $ 986 | $ 1,026,952 | $ (1,121) | $ (302,601) | $ 724,216 | $ 41,192 | $ 765,408 | 45,145 |

See accompanying notes to the consolidated financial statements.

**U-STORE-IT TRUST AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands)**

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| **Operating Activities** | | | |
| Net (loss) income | $ (6,019) | $ (332) | $ 3,102 |
| Adjustments to reconcile net (loss) income to cash provided by operating activities: | | | |
| Depreciation and amortization | 70,850 | 75,908 | 80,132 |
| Gain on disposition of discontinued operations | (1,826) | (14,139) | (19,720) |
| Equity compensation expense | 3,641 | 3,396 | 2,722 |
| Accretion of fair market value adjustment of debt | (255) | (463) | (446) |
| Changes in other operating accounts: | | | |
| Other assets | (427) | 388 | 1,425 |
| Restricted cash | 3,889 | — | — |
| Accounts payable and accrued expenses | 1,437 | (1,797) | (7) |
| Other liabilities | 227 | (747) | (196) |
| Net cash provided by operating activities | $ 71,517 | $ 62,214 | $ 67,012 |
| **Investing Activities** | | | |
| Acquisitions, additions and improvements to storage facilities | (104,441) | (17,882) | (30,738) |
| Insurance settlements | — | — | 1,447 |
| Proceeds from sales of properties, net | 37,304 | 68,257 | 56,867 |
| Proceeds from notes receivable | 20,112 | — | — |
| Proceeds from sales to noncontrolling interests | — | 48,641 | — |
| Decrease (increase) in restricted cash | 2,242 | (164) | (399) |
| Net cash (used in) provided by investing activities | $ (44,783) | $ 98,852 | $ 27,177 |
| **Financing Activities** | | | |
| Proceeds from: | | | |
| Revolving credit facility | 95,000 | 9,500 | 57,300 |
| Secured term loans | — | 200,000 | 9,975 |
| Mortgage loans and notes payable | — | 116,615 | — |
| Principal payments on: | | | |
| Revolving credit facility | (52,000) | (181,500) | (104,300) |
| Unsecured term loans | — | (200,000) | — |
| Secured term loans | — | (57,419) | — |
| Mortgage loans and notes payable | (196,205) | (95,211) | (12,526) |
| Proceeds from issuance of common shares, net | 47,573 | 170,852 | — |
| Exercise of stock options | 194 | — | — |
| Contributions from noncontrolling interests in subsidiaries | 15 | — | — |
| Distributions paid to shareholders | (9,407) | (6,736) | (41,621) |
| Distributions paid to noncontrolling interests in Operating Partnership | (482) | (508) | (3,656) |
| Distributions paid to noncontrolling interest in subsidiaries | (4,591) | (1,383) | — |
| Loan procurement costs | (3,708) | (16,252) | (134) |
| Net cash (used in) financing activities | $ (123,611) | $ (62,042) | $ (94,962) |
| (Decrease) increase in cash and cash equivalents | (96,877) | 99,024 | (773) |
| Cash and cash equivalents at beginning of year | 102,768 | 3,744 | 4,517 |
| Cash and cash equivalents at end of year | $ 5,891 | $ 102,768 | $ 3,744 |
| **Supplemental Cash Flow and Noncash Information** | | | |
| Cash paid for interest, net of interest capitalized | $ 38,346 | $ 43,764 | $ 52,291 |
| Supplemental disclosure of noncash activities: | | | |
| Acquisition related contingent consideration | $ 1,777 | $ — | $ — |
| Notes receivable originated upon disposition of property | $ — | $ 17,600 | $ 2,612 |
| Derivative valuation adjustment | $ — | $ 6,153 | $ (4,608) |
| Foreign currency translation adjustment | $ (268) | $ 553 | $ (1,281) |

See accompanying notes to the consolidated financial statements.

## U-STORE-IT TRUST AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. ORGANIZATION AND NATURE OF OPERATIONS

U-Store-It Trust, a Maryland real estate investment trust (collectively with its subsidiaries, "we", "us" or the "Company"), is a self-administered and self-managed real estate investment trust, or REIT, that specializes in acquiring, developing, managing and operating self-storage properties for business and personal use under month-to-month leases. The Company's self-storage facilities (collectively, the "Properties") are located in 26 states throughout the United States, and in the District of Columbia and the UK and are managed under one reportable segment: we own, operate, develop, manage and acquire self-storage facilities. The Company owns substantially all of its assets and conducts its operations through U-Store-It, L.P., a Delaware limited partnership (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2010 owned a 95.4% interest in the Operating Partnership. The Company manages its owned assets through YSI Management, LLC (the "Management Company"), a wholly owned subsidiary of the Operating Partnership, and manages assets owned by third parties through Storage Asset Management, LLC, also a wholly owned subsidiary of the Operating Partnership. The Company owns four subsidiaries that have elected to be treated as taxable REIT subsidiaries. In general, a taxable REIT subsidiary, which is treated as a corporation for U.S. federal income tax purposes, may perform non-customary services for tenants, hold assets that the Company, as a REIT, cannot hold directly and generally may engage in any real estate or non-real estate related business.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as noncontrolling interests as of and during the periods consolidated. All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued by the FASB on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Company considers the provisions of additional FASB guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls and which the limited partners do not have the ability to dissolve or remove the Company without cause nor substantive participating rights.

Noncontrolling Interests

The FASB issued authoritative guidance regarding noncontrolling interests in consolidated financial statements which was effective on January 1, 2009. The guidance states that noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Under the guidance, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Presentation of consolidated equity activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity.

However, per the FASB issued authoritative guidance on the classification and measurement of redeemable securities, securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity. This would result in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considered the FASB issued guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a Company's own stock to evaluate whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract. The guidance also requires that noncontrolling interests are adjusted each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption fair value.

The consolidated results of the Company include results attributable to units of the Operating Partnership that are not owned by the Company. These interests were issued in the form of Operating Partnership units and were a component of the consideration the Company paid to acquire certain self-storage facilities. Limited partners who acquired Operating Partnership units have the right to require the Operating Partnership to redeem part or all of their Operating Partnership units for, at the Company's option, an equivalent number of common shares of the Company or cash based upon the fair market value of an equivalent number of common shares of the Company. However, the operating agreement contains certain circumstances that could result in a net cash settlement outside the control of the Company, as the Company does not have the ability to settle in unregistered shares. Accordingly, consistent with the guidance discussed above, the Company will continue to record these non controlling interests outside of permanent equity in the consolidated balance sheets. Net income or loss related to these noncontrolling interests is excluded from net income or loss in the consolidated statements of operations. Based on the Company's evaluation of the redemption value of the redeemable noncontrolling interest, the Company has reflected these interests at their carrying value as of December 31, 2010.

Noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. Noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and noncontrolling interests. Presentation of consolidated equity activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for shareholders' equity, noncontrolling interests and total equity. The Company has adjusted the carrying value of its noncontrolling interests subject to redemption value to the extent applicable. Disclosure of such redemption provisions is provided in Note 7.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout these consolidated financial statements, different assumptions and estimates could materially impact our reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions and changes in market conditions could impact our future operating results.

Storage Facilities

Storage facilities are carried at historical cost less accumulated depreciation and impairment losses. The cost of storage facilities reflects their purchase price or development cost. Costs incurred for the acquisition and renovation of a storage facility are capitalized to the Company's investment in that property. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Purchase Price Allocation

When facilities are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. When a portfolio of facilities is acquired, the purchase price is allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land, buildings and improvements and estimates of depreciated replacement cost of equipment.

In allocating the purchase price for an acquisition, the Company determines whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired facilities are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date no portion of the purchase price has been allocated to above or below-market lease intangibles. To date, no intangible asset has been recorded for the value of tenant relationships, because the Company does not have any concentrations of significant tenants and the average tenant turnover is fairly frequent.

On April 28, 2010, the Company acquired 85 management contracts from United Stor-All Management, LLC ("United Stor-All"). The Company accounted for this acquisition as a business combination. The Company recorded the fair value of the assets acquired which includes the intangible value related to the management contracts as other assets, net on the Company's consolidated balance sheet. The average estimated life of the intangible value of the management contracts is 56 months and the amortization expense that was recognized during 2010 was approximately $0.9 million.

During 2008, the Company acquired a self storage facility and allocated approximately $1.0 million to the intangible value of the in-place leases. This asset represented the value of in-place leases at the time of acquisition and was fully amortized at December 31, 2009.

During the year ended December 31, 2010, the Company acquired 12 self-storage facilities located throughout the United States. In connection with these acquisitions, the Company allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $3.7 million. The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during 2010 was approximately $0.7 million.

Depreciation and Amortization

The costs of self-storage facilities and improvements are depreciated using the straight-line method based on useful lives ranging from five to 40 years.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be impairment. The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the property's basis is recoverable. If a property's basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. There were no impairment losses recognized in accordance with these procedures during 2010, 2009 and 2008.

Long-Lived Assets Held for Sale

We consider long-lived assets to be "held for sale" upon satisfaction of the following criteria: (a) management commits to a plan to sell a facility (or group of facilities), (b) the facility is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such facilities, (c) an active program to locate a buyer and other actions required to complete the plan to sell the facility have been initiated, (d) the sale of the facility is probable and transfer of the asset is expected to be completed within one year, (e) the facility is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing. In most transactions, these conditions or criteria are not satisfied until the actual closing of the transaction; accordingly, the facility is not identified as held for sale until the closing actually occurs. However, each potential transaction is evaluated based on its separate facts and circumstances. Properties classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

During 2010, the Company sold 16 self-storage facilities throughout California and North Carolina. During 2009, the Company sold 20 self-storage facilities, including one property that was held for sale as of December 31, 2008. These 2009 sales occurred in multiple states including California, Colorado, Florida, Louisiana, New Jersey, New Mexico and Ohio. During 2008, the Company sold 23 storage facilities in multiple states including Alabama, Florida, Louisiana, Mississippi, New Jersey, New York and Ohio. These sales have been accounted for as discontinued operations and, accordingly, the accompanying financial statements and notes reflect the results of operations of the storage facilities sold as discontinued operations (see Note 10).

Cash and Cash Equivalents

Cash and cash equivalents are highly-liquid investments with original maturities of three months or less. The Company may maintain cash equivalents in financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists of purchase deposits and cash deposits required for debt service requirements, capital replacement, and expense reserves in connection with the requirements of our loan agreements.

Loan Procurement Costs

Loan procurement costs related to borrowings were $24.5 million and $26.4 million at December 31, 2010 and 2009, respectively and are reported net of accumulated amortization of $8.8 million and $8.0 million as of December 31, 2010 and 2009, respectively. The costs are amortized over the estimated life of the related debt using the effective interest method and reported as loan procurement amortization expense.

Other Assets

Other assets consist primarily of accounts receivable from tenants, prepaid expenses and intangible assets. Accounts receivable were $3.2 million and $2.3 million as of December 31, 2010 and 2009, respectively. The Company recorded an allowance of approximately $0.6 million and $0.4 million, respectively, related to accounts receivable as of December 31, 2010 and 2009. The net carrying value of intangible assets as of December 31, 2010 was $8.1 million.

Notes Receivable

As of December 31, 2009, notes receivable of $20.1 million included three promissory notes originated in conjunction with various asset dispositions. The original principal amounts of the promissory notes ranged from $0.3 million to $17.6 million, bearing interest at rates ranging from 6 to 10 percent with maturity dates ranging from two to three years. All promissory notes were repaid during 2010.

Environmental Costs

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional facilities. Whenever the environmental assessment for one of our facilities indicates that a facility is impacted by soil or groundwater contamination from prior owners/operators or other sources, we will work with our environmental consultants and where appropriate, state governmental agencies, to ensure that the facility is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party.

Revenue Recognition

Management has determined that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month.

The Company recognizes gains on disposition of properties only upon closing in accordance with the guidance on sales of real estate. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Advertising and Marketing Costs

The Company incurs advertising costs primarily attributable to internet marketing campaigns and other media advertisements. The Company incurred $6.6 million, $6.5 million and $6.5 million in advertising and marketing expenses for the years ended 2010, 2009 and 2008, respectively.

Equity Offering Costs

Underwriting discounts and commissions, financial advisory fees and offering costs are reflected as a reduction to additional paid-in capital.

Other Property Related Income

Other property related income consists of late fees, administrative charges, tenant insurance commissions, sales of storage supplies and other ancillary revenues and is recognized in the period that it is earned.

Capitalized Interest

The Company capitalizes interest incurred that is directly associated with construction activities until the asset is placed into service. Interest is capitalized to the related assets using a weighted-average rate of the Company's outstanding debt. The Company capitalized $0.1 million during each of the years ended 2010, 2009 and 2008.

Derivative Financial Instruments

The Company carries all derivatives on the balance sheet at fair value. The Company determines the fair value of derivatives by observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. The Company's use of derivative instruments has been limited to cash flow hedges of certain interest rate risks. As of December 31, 2010, the Company had an interest rate cap agreement that effectively limited the LIBOR component of the interest rate on $150 million of credit facility borrowings to 1.50% per annum through January 2011. Additionally, the Company had interest rate swap agreements for notional principal amounts aggregating $300 million at December 31, 2008 that matured on November 20, 2009.

Income Taxes

The Company elected to be taxed as a real estate investment trust under Sections 856-860 of the Internal Revenue Code beginning with the period from October 21, 2004 (commencement of operations) through December 31, 2004. In management's opinion, the requirements to maintain these elections are being met. Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through our taxable REIT subsidiaries.

Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes. The tax basis in the Company's assets was $1.5 billion as of December 31, 2010 and $1.3 billion as of December 31, 2009.

Distributions to shareholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital. Annually, the Company provides each of its shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain or return of capital. The characterization of the Company's distributions for 2010 was 100% ordinary income dividends.

The Company is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits. The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of the Company's ordinary income and (b) 95% of the Company's net capital gain exceeds cash distributions and certain taxes paid by the Company. No excise tax was incurred in 2010, 2009, or 2008.

Taxable REIT subsidiaries, such as the TRS, are subject to federal and state income taxes. The TRS recorded a net deferred tax asset related to expenses which are deductible for tax purposes in future periods of $0.3 million and $0.5 million, respectively, as of December 31, 2010 and 2009.

Earnings per Share

Basic earnings per share is calculated based on the weighted average number of common shares and restricted shares outstanding during the period. Diluted earnings per share is calculated by further adjusting for the dilutive impact of share options, unvested restricted shares and contingently issuable shares outstanding during the period using the treasury stock method. Potentially dilutive securities calculated under the treasury stock method of 1,177,000, 547,000 and 94,000 in 2010, 2009 and 2008, respectively, were not included in the calculation of diluted earnings per share, as they were identified as anti-dilutive.

Share Based Payments

We apply the fair value method of accounting for contingently issued shares and share options issued under our incentive award plan. Accordingly, share compensation expense is recorded ratably over the vesting period relating to such contingently issued shares and options. The Company has recognized compensation expense on a straight-line method over the requisite service period.

Foreign Currency

The financial statements of foreign subsidiaries are translated to U.S. Dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues, expenses, and capital expenditures. The local currency is the functional currency for the Company's foreign subsidiaries. Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive loss in shareholders' equity. The Company recognizes transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency in earnings as incurred. The Pound, which represents the functional currency used by USIFB, LLP, our joint venture in England, was translated at an end-of-period exchange rate of approximately 1.55237 and 1.62212 U.S. Dollars per Pound at December 31, 2010 and December 31, 2009, respectively, and an average exchange rate of 1.54576 and 1.56476 U.S. Dollars per Pound for the years ended December 31, 2010 and December 31, 2009, respectively.

Recent Accounting Pronouncements

The FASB issued authoritative guidance on accounting for transfers of financial assets in June 2009, which we adopted on a prospective basis beginning January 1, 2010. The guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets and requires additional disclosures. The application did not have an impact on our consolidated financial position, results of operations or cash flows.

The FASB issued authoritative guidance on how a company determines when an entity should be consolidated in June 2009, which we adopted on a prospective basis beginning January 1, 2010. The guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. It also requires additional disclosures about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. The application did not have an impact on our consolidated financial position, results of operations or cash flows.

Concentration of Credit Risk

The storage facilities are located in major metropolitan and rural areas and have numerous tenants per facility. No single tenant represents a significant concentration of our revenues. The facilities in Florida, California, Texas and Illinois provided total revenues of approximately 18%, 15%, 10% and 7%, respectively, for the years ended December 31, 2010 and 2009.

## 3. STORAGE FACILITIES

The following summarizes the real estate assets of the Company as of December 31, 2010 and December 31, 2009:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (in thousands) | |
| Land | $ 374,569 | $ 369,842 |
| Buildings and improvements | 1,273,938 | 1,243,047 |
| Equipment | 93,571 | 157,452 |
| Construction in progress | 943 | 4,201 |
| Total | 1,743,021 | 1,774,542 |
| Less accumulated depreciation | (314,530) | (344,009) |
| Storage facilities — net | $ 1,428,491 | $ 1,430,533 |

The Company completed the following acquisitions, dispositions and consolidations for the years ended December 31, 2010, 2009 and 2008:

| Facility/Portfolio | Location | Transaction Date | Number of Facilities | Purchase / Sales Price (in thousands) |
|---|---|---|---|---|
| *2010 Acquisitions:* | | | | |
| Frisco Asset | Frisco, TX | July 2010 | 1 | $ 5,800 |
| New York City Assets | New York, NY | September 2010 | 2 | 26,700 |
| Northeast Assets | Multiple locations in NJ, NY and MA | November 2010 | 5 | 18,560 |
| Manassas Asset | Manassas, VA | November 2010 | 1 | 6,050 |
| Apopka Asset | Orlando, FL | November 2010 | 1 | 4,235 |
| Wyckoff Asset | Queens, NY | December 2010 | 1 | 13,600 |
| McLearen Asset | McLearen, VA | December 2010 | 1 | 10,200 |
| | | | 12 | $ 85,145 |
| *2010 Dispositions:* | | | | |
| Sun City Asset | Sun City, CA | October 2010 | 1 | $ 3,100 |
| Inland Empire/Fayetteville Assets | Multiple locations in CA amd NC | December 2010 | 15 | 35,000 |
| | | | 16 | $ 38,100 |
| *2009 Dispositions:* | | | | |
| 68th Street Asset | Miami, FL | January 2009 | 1 | $ 2,973 |
| Albuquerque, NM Asset | Albuquerque, NM | April 2009 | 1 | 2,825 |
| S. Palmetto Asset | Ontario, CA | June 2009 | 1 | 5,925 |
| Hotel Circle Asset | Albuquerque, NM | July 2009 | 1 | 3,600 |
| Jersey City Asset | Jersey City, NJ | August 2009 | 1 | 11,625 |
| Dale Mabry Asset | Tampa, FL | August 2009 | 1 | 2,800 |
| Winner Assets 1 | Multiple locations in CO | September 2009 | 6 | 17,300 |
| Baton Rouge Asset (Eminent Domain) | Baton Rouge, LA | September 2009 | (b) | 1,918 |
| North H Street Asset (Eminent Domain) | San Bernardino, CA | September 2009 | 1 | (c) |
| Boulder Assets (a) | Boulder, CO | September 2009 | 4 | 32,000 |
| Winner Assets 2 | Multiple locations in CO | October 2009 | 2 | 6,600 |
| Brecksville Asset | Brecksville, OH | November 2009 | 1 | 3,300 |
| | | | 20 | $ 90,866 |
| *2008 Acquisitions:* | | | | |
| Uptown Asset | Washington, DC | January 2008 | 1 | $ 13,300 |
| *2008 Dispositions:* | | | | |
| 77th Street Asset | Miami, FL | March 2008 | 1 | $ 2,175 |
| Leesburg Asset | Leesburg, FL | March 2008 | 1 | 2,400 |
| Lakeland Asset | Lakeland, FL | April 2008 | 1 | 2,050 |
| Endicott Asset | Union, NY | May 2008 | 1 | 2,250 |
| Linden Asset | Linden, NJ | June 2008 | 1 | 2,825 |
| Baton Rouge/Prairieville Assets | Multiple locations in LA | June 2008 | 2 | 5,400 |
| Churchill Assets | Multiple locations in MS | August 2008 | 4 | 8,333 |
| Biloxi/Gulf Breeze Assets | Multiple locations in MS/FL | September 2008 | 2 | 10,760 |
| Deland Asset | Deland, FL | September 2008 | 1 | 2,780 |
| Mobile Assets | Mobile, AL | September 2008 | 2 | 6,140 |
| Hudson Assets | Hudson, OH | October 2008 | 2 | 2,640 |
| Stuart/Vero Beach Assets | Multiple locations in FL | October 2008 | 2 | 4,550 |
| Skipper Road Assets | Multiple locations in FL | November 2008 | 2 | 5,020 |
| Waterway Asset | Miami, FL | December 2008 | 1 | 4,635 |
| | | | 23 | $ 61,958 |

(a) The Company provided $17.6 million in seller financing to the buyer as part of the Boulder Assets disposition, which was subsequently repaid during 2010.
(b) Approximately one third of the Baton Rouge Asset was taken in conjunction with eminent domain proceedings. The Company continues to own and operate the remaining two thirds of the asset and include the asset in the Company's total portfolio property count.
(c) The entirety of the North H Street Asset was taken in conjunction with eminent domain proceedings and the Company removed this asset from its total portfolio asset count. The Company expects to finalize compensatory terms with the State of California in 2011.

## 4. ACQUISITIONS

On April 28, 2010, the Company acquired 85 management contracts from United Stor-All Management, LLC ("United Stor-All"). The Company accounted for this acquisition as a business combination. The 85 management contracts relate to facilities located in 16 states and the District of Columbia. The Company recorded the fair value of the assets acquired which includes the intangible value related to the management contracts as other assets, net on the Company's consolidated balance sheet. The Company's estimate of the fair value of the acquired assets and liabilities utilized Level 3 inputs and considered the probability of the expected period the contracts would remain in place, including estimated renewal periods, and the amount of the discounted estimated future contingent payments to be made. The Company paid $4.1 million in cash for the contracts and recognized $1.8 million in contingent consideration. The Company records changes in the fair value of the contingent consideration liability in earnings. The Company has recognized $0.9 million of amortization during 2010. The Company expensed $0.3 million in transaction related costs during the quarter ended June 30, 2010 that are included in acquisition related costs on the Company's consolidated statement of operations. The average estimated life of the intangible value of the management contracts is 56 months.

During the quarter ended March 31, 2008, the Company acquired a self storage facility and allocated approximately $1.0 million to the intangible value of the in-place leases. This asset represented the value of in-place leases at the time of acquisition. The estimated life of this asset at the time of acquisition was 12 months. The Company recognized amortization expense related to this asset of $0.1 million and $0.9 million during 2009 and 2008, respectively.

During 2010, the Company acquired 12 self storage facilities and allocated an aggregate of approximately $3.7 million to the intangible value of the in-place leases. These assets represent the value of in-place leases at the time of acquisition. The Company recognized amortization expense related to these assets of $0.7 million during 2010.

Refer to Note 3 for facility details of the 2010, 2009 and 2008 acquisitions.

## 5. SECURED CREDIT FACILITY, UNSECURED CREDIT FACILITY AND SECURED TERM LOANS

On December 8, 2009, the Company and its Operating Partnership entered into a three-year, $450 million senior secured credit facility (the "Secured Credit Facility"), consisting of a $200 million secured term loan and a $250 million secured revolving credit facility. The Secured Credit Facility was collateralized by mortgages on "borrowing base properties" (as defined in the Secured Credit Facility agreement). The Secured Credit Facility replaced the prior, three-year $450 million unsecured credit facility, which was entered into in November 2006, and consisted of a $200 million unsecured term loan and $250 million in unsecured revolving loans. All borrowings under the unsecured credit facility were repaid in December 2009.

On September 29, 2010, the Company amended the Secured Credit Facility. The amended credit facility (the "Credit Facility") consists of a $200 million unsecured term loan and a $250 million unsecured revolving credit facility. The Credit Facility has a three-year term expiring on December 7, 2013, is unsecured, and borrowings on the facility incur interest based on a borrowing spread based on the Company's leverage levels plus LIBOR. The Company incurred $2.5 million in connection with executing this amendment and capitalized such costs as a component of loan procurement costs, net of amortization on the Company's consolidated balance sheet.

At December 31, 2010, $200.0 million of unsecured term loan borrowings and $43.0 million of unsecured revolving credit facility were outstanding under the Credit Facility and $207.0 million was available for borrowing under the Credit Facility.

As of December 31, 2010, borrowings under the Credit Facility had a weighted average interest rate of 3.8% and the Company was in compliance with all covenants.

## 6. MORTGAGE LOANS AND NOTES PAYABLE

The Company's mortgage loans and notes payable are summarized as follows:

| Mortgage Loan | Carrying Value as of: December 31, 2010 | Carrying Value as of: December 31, 2009 | Effective Interest Rate | Maturity Date |
|---|---|---|---|---|
| | (in thousands) | | | |
| YSI 1 | $ — | $ 83,342 | 5.19% | May-10 |
| YSI 4 | — | 6,065 | 5.25% | Jul-10 |
| YSI 26 | — | 9,475 | 5.00% | Aug-10 |
| YSI 25 | — | 7,975 | 5.00% | Oct-10 |
| YSI 2 | — | 83,480 | 5.33% | Jan-11 |
| YSI 12 | 1,477 | 1,520 | 5.97% | Sep-11 |
| YSI 13 | 1,270 | 1,307 | 5.97% | Sep-11 |
| YSI 6 | 76,137 | 77,370 | 5.13% | Aug-12 |
| YASKY | 80,000 | 80,000 | 4.96% | Sep-12 |
| YSI 14 | 1,759 | 1,812 | 5.97% | Jan-13 |
| YSI 7 | 3,100 | 3,163 | 6.50% | Jun-13 |
| YSI 8 | 1,771 | 1,808 | 6.50% | Jun-13 |
| YSI 9 | 1,948 | 1,988 | 6.50% | Jun-13 |
| YSI 17 | 4,121 | 4,246 | 6.32% | Jul-13 |
| YSI 27 | 499 | 516 | 5.59% | Nov-13 |
| YSI 30 | 7,316 | 7,567 | 5.59% | Nov-13 |
| YSI 11 | 2,420 | 2,486 | 5.87% | Dec-13 |
| USIFB | 3,726 | 3,834 | 4.80% | Dec-13 |
| YSI 5 | 3,193 | 3,281 | 5.25% | Jan-14 |
| YSI 28 | 1,555 | 1,598 | 5.59% | Feb-14 |
| YSI 34 | 14,823 | 14,955 | 8.00% | Jun-14 |
| YSI 37 | 2,210 | 2,244 | 7.25% | Aug-14 |
| YSI 40 | 2,520 | 2,581 | 7.25% | Aug-14 |
| YSI 44 | 1,095 | 1,121 | 7.00% | Sep-14 |
| YSI 41 | 3,879 | 3,976 | 6.60% | Sep-14 |
| YSI 38 | 3,973 | 4,078 | 6.35% | Oct-14 |
| YSI 45 | 5,443 | 5,527 | 6.75% | Oct-14 |
| YSI 46 | 3,430 | 3,486 | 6.75% | Oct-14 |
| YSI 43 | 2,919 | 2,994 | 6.50% | Nov-14 |
| YSI 48 | 25,270 | 25,652 | 7.25% | Nov-14 |
| YSI 50 | 2,322 | 2,380 | 6.75% | Dec-14 |
| YSI 10 | 4,091 | 4,166 | 5.87% | Jan-15 |
| YSI 15 | 1,877 | 1,920 | 6.41% | Jan-15 |
| YSI 20 | 62,459 | 64,258 | 5.97% | Nov-15 |
| YSI 31 | 13,660 | 13,891 | 6.75% | Jun-19(a) |
| YSI 35 | 4,499 | 4,499 | 6.90% | Jul-19(a) |
| YSI 32 | 6,058 | 6,160 | 6.75% | Jul-19(a) |
| YSI 33 | 11,370 | 11,570 | 6.42% | Jul-19 |
| YSI 42 | 3,184 | 3,263 | 6.88% | Sep-19(a) |
| YSI 39 | 3,931 | 3,991 | 6.50% | Sep-19(a) |
| YSI 47 | 3,176 | 3,250 | 6.63% | Jan-20(a) |
| Unamortized fair value adjustment | (24) | 231 | | |
| Total mortgage loans and notes payable | $ 372,457 | $ 569,026 | | |

(a) These borrowings have a fixed interest rate for the first five years of their term, which then resets and remains constant over the final five years of the loan term.

As of December 31, 2010 and 2009, the Company's mortgage loans payable were secured by certain of its self-storage facilities with net book values of approximately $540 million and $776 million, respectively. The following table represents the future principal payment requirements on the outstanding mortgage loans and notes payable at December 31, 2010 (in thousands):

| | |
|---|---|
| 2011 | $ 8,893 |
| 2012 | 159,984 |
| 2013 | 29,966 |
| 2014 | 91,058 |
| 2015 | 60,095 |
| 2016 and thereafter | 22,485 |
| Total mortgage payments | 372,481 |
| Plus: Unamortized fair value adjustment | (24) |
| Total mortgage indebtedness | $ 372,457 |

The Company currently intends to fund its 2011 future principal payment requirements from cash provided by operating activities.

## 7. NONCONTROLLING INTERESTS

### Variable Interests in Consolidated Real Estate Joint Ventures

On August 13, 2009, the Company, through a wholly-owned affiliate, formed a joint venture ("HART") with an affiliate of Heitman, LLC ("Heitman") to own and operate 22 self-storage facilities, which are located throughout the United States. Upon formation, Heitman contributed approximately $51 million of cash to a newly-formed limited partnership and the Company contributed certain unencumbered wholly-owned properties with an agreed upon value of approximately $102 million to such limited partnership. In exchange for its contribution of those properties, the Company received a cash distribution from HART of approximately $51 million and retained a 50% interest in HART. The Company is the managing partner of HART and the manager of the properties owned by HART in exchange for a market rate management fee.

The Company determined that HART is a variable interest entity, and that the Company is the primary beneficiary. Accordingly, the Company consolidates the assets, liabilities and results of operations of HART. The 50% interest that is owned by Heitman is reflected as noncontrolling interest in subsidiaries within permanent equity, separate from the Company's equity on the consolidated balance sheets. At December 31, 2010, HART had total assets of $89.5 million, including $87.3 million of storage facilities, net and total liabilities of $2.3 million.

USIFB, LLP ("the Venture") was formed to own, operate, acquire and develop self-storage facilities in England. The Company owns a 97% interest in the Venture through a wholly-owned subsidiary and the Venture commenced operations at two facilities in London, England during 2008. The Company determined that the Venture is a variable interest entity, and that the Company is the primary beneficiary. Accordingly, the Company consolidates the assets, liabilities and results of operations of the Venture. At December 31, 2010, the Venture had total assets of $11.3 million and total liabilities of $4.0 million including a mortgage loan of $3.7 million secured by storage facilities with a net book value of $3.5 million. At December 31, 2010, the Venture's creditors had no recourse to the general credit of the Company.

### Operating Partnership Ownership

The Company has followed the FASB guidance regarding the classification and measurement of redeemable securities. Under this guidance, securities that are redeemable for cash or other assets, at the option of the holder and not solely within the control of the issuer, must be classified outside of permanent equity. This classification results in certain outside ownership interests being included as redeemable noncontrolling interests outside of permanent equity in the consolidated balance sheets. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the redemption by delivery of its own shares, the Company considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company's own shares, to evaluate whether the Company controls the actions or events necessary to presume share settlement. The guidance also requires that noncontrolling interests classified outside of permanent equity be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

The consolidated results of the Company include results attributable to units of the Operating Partnership that are not owned by the Company, which amounted to approximately 4.6% of all outstanding Operating Partnership units as of December 31, 2010 and 4.9% of all outstanding Operating Partnership units as of December 31, 2009. The interests in the Operating Partnership represented by these units were a component of the consideration that the Company paid to acquire certain self-storage facilities. The holders of the units are limited partners in the Operating Partnership and have the right to require the Operating Partnership to redeem part or all of their units for, at the Company's option, an equivalent number of common shares of the Company or cash based upon the fair value of an equivalent number of common shares of the Company. However, the partnership agreement contains certain provisions that could result in a settlement outside the control of the Company, as the Company does not have the ability to settle in unregistered shares. Accordingly, consistent with the guidance, the Company will record these noncontrolling interests outside of permanent equity in the consolidated balance sheets. Net income or loss related to these noncontrolling interests is excluded from net income or loss attributable to the Company in the consolidated statements of operations.

The per unit cash redemption amount would equal the average of the closing prices of the Company's common shares on the New York Stock Exchange for the 10 trading days ending prior to the Company's receipt of the redemption notice for the applicable unit. At December 31, 2010 and December 31, 2009, 4,737,136 and 4,809,636 units were outstanding, respectively, and the calculated aggregate redemption value of outstanding Operating Partnership units based upon the Company's average closing share prices. Based on the Company's evaluation of the redemption value of the redeemable noncontrolling interest, the Company has reflected these interests at their redemption value as of December 31, 2010, as the estimated redemption value exceeded their carrying value at December 31, 2010, by recording a $1.5 million increase to non-controlling interests with a corresponding decrease to shareholders' equity. As of December 31, 2009, the carrying value of the noncontrolling interests exceeded the estimated redemption value so no adjustment was required.

## 8. RELATED PARTY TRANSACTIONS

Corporate Office Leases

Subsequent to its entry into lease agreements with related parties for office space, the Operating Partnership entered into sublease agreements with various unrelated tenants for the related office space. Each of these properties is part of Airport Executive Park, a 50-acre office and flex development located in Cleveland, Ohio, which is owned by former executives. Our independent Trustees approved the terms of, and entry into, each of the office lease agreements by the Operating Partnership. The table below shows the office space subject to these lease agreements and certain key provisions, including the term of each lease agreement, the period for which the Operating Partnership may extend the term of each lease agreement, and the minimum and maximum rents payable per month during the term.

| Office Space | Approximate Square Footage | Term | Period of Extension Option (1) | Fixed Minimum Rent Per Month | Fixed Maximum Rent Per Month |
|---|---|---|---|---|---|
| The Parkview Building — 6745 Engle Road; and 6751 Engle Road | 21,900 | 12/31/2014 | Five-year | $ 25,673 | $ 31,205 |
| 6745 Engle Road — Suite 100 | 2,212 | 12/31/2014 | Five-year | $ 3,051 | $ 3,709 |
| 6745 Engle Road — Suite 110 | 1,731 | 12/31/2014 | Five-year | $ 2,387 | $ 2,901 |
| 6751 Engle Road — Suites C and D | 3,000 | 12/31/2014 | Five-year | $ 3,137 | $ 3,771 |

(1) Our Operating Partnership may extend the lease agreement beyond the termination date by the period set forth in this column at prevailing market rates upon the same terms and conditions contained in each of the lease agreements.

In addition to monthly rent, the office lease agreements provide that our Operating Partnership reimburse for certain maintenance and improvements to the leased office space. The total amounts of lease payments incurred under the six office leases during the years ended December 31, 2010 and December 31, 2009 were approximately $0.5 million and $0.3 million, respectively.

Total future minimum rental payments due in accordance with the related party lease agreements and total future cash receipts due from our subtenants as of December 31, 2010 are as follows:

| | Due to Related Party Amount | Due from Subtenant Amount |
|---|---|---|
| | (in thousands) | |
| 2011 | $ 475 | $ 314 |
| 2012 | 475 | 314 |
| 2013 | 499 | 314 |
| 2014 | 499 | 315 |
| | $ 1,948 | $ 1,257 |

Other

During the third quarter of 2009, the Company entered into a relocation transaction with a member of management whereby the Company purchased the former residence of the member of management for $985,000 which was recorded as a component of other assets. The Company sold the asset on September 10, 2010.

## 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximates their respective book values at December 31, 2010 and 2009. The Company had fixed interest rate loans with a carrying value of $372.5 million and $569.0 million at December 31, 2010 and 2009, respectively. The estimated fair values of these fixed rate loans were $351.8 million and $530.7 million at December 31, 2010 and 2009, respectively. The Company had variable interest rate loans with a carrying value of $243.0 million and $200.0 million at December 31, 2010 and 2009, respectively. The estimated fair values of the variable interest rate loans approximate their carrying values due to their floating rate nature and market spreads. These estimates are based on discounted cash flow analyses assuming market interest rates for comparable obligations at December 31, 2010 and 2009.

## 10. DISCONTINUED OPERATIONS

For the years ended December 31, 2010, 2009 and 2008, discontinued operations relates to 16 properties that the Company sold during 2010, 20 properties that the Company sold during 2009 (one of which was held-for-sale at December 31, 2008), and 23 properties that the Company sold during 2008 (see Note 3). Each of the sales during 2010, 2009, and 2008 resulted in the recognition of a gain, which in the aggregate totaled $1.8 million, $14.1 million, and $19.7 million, respectively.

The following table summarizes the revenue and expense information for the period the Company owned the properties classified as discontinued operations during the years ended December 31, 2010, 2009 and 2008 (in thousands):

| | For the year ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| **REVENUES** | | | |
| Rental income | $ 5,707 | $ 13,496 | $ 23,775 |
| Other property related income | 591 | 1,131 | 1,829 |
| Total revenues | 6,298 | 14,627 | 25,604 |
| **OPERATING EXPENSES** | | | |
| Property operating expenses | 2,581 | 5,352 | 9,499 |
| Depreciation and amortization | 1,711 | 4,444 | 6,886 |
| Total operating expenses | 4,292 | 9,796 | 16,385 |
| **OPERATING INCOME** | 2,006 | 4,831 | 9,219 |
| Income from discontinued operations | 2,006 | 4,831 | 9,219 |
| Net gain on disposition of discontinued operations | 1,826 | 14,139 | 19,720 |
| Income from discontinued operations | $ 3,832 | $ 18,970 | $ 28,939 |

## 11. COMMITMENTS AND CONTINGENCIES

The Company currently owns one self-storage facility subject to a ground lease and five self-storage facilities having parcels of land that are subject to ground leases. The Company recorded ground rent expense of approximately $0.2 million for each of the years ended December 31, 2010, 2009 and 2008, respectively. Total future minimum rental payments under non-cancelable ground leases are $0.1 million for the years ended December 31, 2011 through December 31, 2014.

The Company has been named as a defendant in a number of lawsuits in the ordinary course of business. In most instances, these claims are covered by the Company's liability insurance coverage. Management believes that the ultimate settlement of the suits will not have a material adverse effect on the Company's financial statements.

## 12. RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited to the utilization of interest rate agreements or other instruments to manage interest rate risk exposures and not for speculative purposes. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company's operating and financial structure, as well as to hedge specific transactions. The counterparties to these arrangements are major financial institutions with which the Company and its subsidiaries may also have other financial relationships. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of the high credit ratings of the counterparties, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due. The Company does not hedge credit or property value market risks.

The Company has entered into interest rate swap agreements that qualify and are designated as cash flow hedges designed to reduce the impact of interest rate changes on its variable rate debt. Therefore, the interest rate swaps are recorded in the consolidated balance sheets at fair value and the related gains or losses are deferred in shareholders' equity as Accumulated Other Comprehensive Loss. These deferred gains and losses are amortized into interest expense during the period or periods in which the related interest payments affect earnings. However, to the extent that the interest rate swaps are not perfectly effective in offsetting the change in value of the interest payments being hedged, the ineffective portion of these contracts is recognized in earnings immediately. Ineffectiveness was immaterial for all periods presented.

The Company formally assesses, both at inception of the hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in cash flows of the hedged item. If management determines that a derivative is highly-effective as a hedge, it accounts for the derivative using hedge accounting, pursuant to which gains or losses inherent in the derivative do not impact the Company's results of operations. If management determines that a derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Company will discontinue hedge accounting prospectively and will reflect in its statements of operations realized and unrealized gains and losses in respect of the derivative.

As of December 31, 2010, the Company had an interest rate cap agreement that effectively limited the LIBOR component of the interest rate on $150 million of credit facility borrowings to 1.50% per annum through January 2011. The following table includes all other hedge activity during 2009 and 2010 (dollars in thousands).

| Hedge Product | Hedge Type | Notional Amount | Strike | Effective Date | Maturity |
|---|---|---|---|---|---|
| Swap ........ | Cash flow | $ 50,000 | 4.7725% | 8/24/2007 | 11/20/2009 |
| Swap ........ | Cash flow | 25,000 | 4.7160% | 9/4/2007 | 11/20/2009 |
| Swap ........ | Cash flow | 25,000 | 2.3400% | 3/28/2008 | 11/20/2009 |
| Swap ........ | Cash flow | 200,000 | 2.7625% | 5/28/2008 | 11/20/2009 |

## 13. FAIR VALUE MEASUREMENTS

As stated in Note 2 "Summary of Significant Accounting Policies" on January 1, 2008, the Company adopted the methods of fair value as described in authoritative guidance issued by the FASB, to value its financial assets and liabilities. As defined in the guidance, fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considering counterparty credit risk in its assessment of fair value.

There were no financial assets and liabilities carried at fair value as of December 31, 2010 or 2009.

## 14. SHARE-BASED COMPENSATION PLANS

On June 2, 2010 the Company's shareholders approved an amendment and restatement of the Company's 2007 Equity Incentive Plan, a share-based employee compensation plan originally approved by shareholders on May 8, 2007 (as amended and restated, the "2007 Plan"). On October 19, 2004, the Company's sole shareholder approved a share-based employee compensation plan, the 2004 Equity Incentive Plan (the "2004 Plan" and collectively with the 2007 Plan, the "Plans"). The purpose of the Plans is to attract and retain highly qualified executive officers, Trustees and key employees and other persons and to motivate such officers, Trustees, key employees and other persons to serve the Company and its affiliates to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plans provide for the grant of share options, share appreciation rights, restricted shares, share units, unrestricted shares, dividend equivalent rights and cash awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals. Share options granted under the Plans may be non-qualified share options or incentive share options.

The Plans are administered by the Compensation Committee of the Company's Board of Trustees (the "Compensation Committee"), which is appointed by the Board of Trustees. The Compensation Committee interprets the Plans and, subject to its right to delegate authority to grant awards, determines the terms and provisions of option grants and share awards.

The 2007 Plan uses a "Fungible Units" methodology for computing the maximum number of common shares available for issuance under the 2007 Plan. The Fungible Units methodology assigns weighted values to different types of awards under the 2007 Plan without assigning specific numerical limits for different types of awards. Upon shareholder approval of the amendment and restatement of the 2007 plan in June 2010, a "Fungible Pool Limit" was established consisting of 4,728,561 shares plus any common shares restored to availability upon expiration or forfeiture of then-currently outstanding options or restricted share awards (consisting of 372,135 shares).

The 2007 Plan provides that any common shares made the subject of awards in the form of options or share appreciation rights shall be counted against the Fungible Pool Limit as one (1) unit. Any common shares made the subject of awards under the 2007 Plan in the form of restricted shares or share units (each a "Full-Value Award") shall be counted against the Fungible Pool Limit as 1.66 units. The Fungible Pool Limit and the computation of the number of common shares available for issuance are subject to adjustment upon certain corporate transactions or events, including share splits, reverse share splits and recapitalizations. The number of shares counted against the Fungible Pool Limit includes the full number of shares subject to the award, and is not reduced in the event shares are withheld to fund withholding tax obligations, or, in the case of options and share appreciation rights, where shares are applied to pay the exercise price. If an option or other award granted under the 2007 Plan expires, is forfeited or otherwise terminates, the common shares subject to any portion of such option or other award that expires, is forfeited or that otherwise terminates, as the case may be, will again become available for the issuance under the 2007 Plan.

In addition to the overall limit on the number of shares that may be subject to awards under the 2007 Plan, the 2007 Plan limits the number of shares that may be the subject of awards during the three-year period ending December 31, 2012. Specifically, the average of the following three ratios (each expressed as a percentage) shall not exceed the greater of two percent (2%) or the mean of the Company's GICS peer group for the three-year period beginning January 1, 2010 and ending December 31, 2012. The three ratios would correspond to the three calendar years in the three-year period ending December 31, 2012, and each ratio would be computed as (i) the number of shares subject to awards granted in the applicable year divided by (ii) the sum of the number of common shares and units of the Company's operating partnership ("OP Units") exchangeable into common shares outstanding at the end of such year. Solely for purposes of calculating the number of shares subject to awards under this limitation, shares underlying Full-Value Awards will be taken into account in the numerator of the foregoing ratios as 1.5 shares.

Subject to adjustment upon certain corporate transactions or events, a participant may not receive awards (with shares subject to awards being counted, depending on the type of award, in the proportions ranging from 1.0 to 1.66), as described above in any one calendar year covering more than 1,000,000 shares.

With respect to the 2004 Plan, a total of 3,000,000 common shares are reserved for issuance under the 2004 Plan. The maximum number of common shares underlying equity awards that may be granted to an individual participant under the 2004 Plan during any calendar year is 400,000 for options or share appreciation rights and 100,000 for restricted shares or restricted share units. The maximum number of common shares that can be awarded under the Plan to any person, other than pursuant to an option, share appreciation rights or time-vested restricted shares, is 250,000 per calendar year under the 2004 Plan. To the extent that options expire unexercised or are terminated, surrendered or canceled, the options and share awards become available for future grants under the 2004 Plan, unless the 2004 Plan has been terminated.

Under the Plans, the Compensation Committee determines the vesting schedule of each share award and option. The exercise price for options is equivalent to the fair value of the underlying common shares at the grant date. The Compensation Committee also determines the term of each option, which shall not exceed 10 years from the grant date.

### Share Options

The fair values for options granted in 2010, 2009, and 2008 were estimated at the time the options were granted using the Black-Scholes option-pricing model applying the following weighted average assumptions:

| Assumptions: | 2010 | 2009 | 2008 |
|---|---|---|---|
| Risk-free interest rate | 3.7% | 2.6% | 3.4% |
| Expected dividend yield | 5.4% | 5.5% | 6.9% |
| Volatility (a) | 57.60% | 46.49% | 27.3% |
| Weighted average expected life of the options (b) | 9.9 years | 9.8 years | 9.0 years |
| Weighted average grate date fair value of options granted per share | $ 2.60 | $ 1.02 | $ 1.09 |

(a) Expected volatility is based upon the level of volatility historically experienced.
(b) Expected life is based upon our expectations of stock option recipients' expected exercise and termination patterns.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Volatility for the 2008, 2009, and 2010 grants was based on the trading history of the Company's shares.

In 2010, 2009, and 2008, the Company recognized compensation expense related to options issued to employees and executives of approximately $1.9 million, $1.8 million and $1.4 million, respectively, which was recorded in general and administrative expense. Approximately 575,000 share options were issued during 2010 for which the fair value of the options at their respective grant dates was approximately $1.5 million, which vest over three and five years. As of December 31, 2010, the Company had approximately $2.0 million of unrecognized option compensation cost related to all grants that will be recorded over the next five years.

The table below summarizes the option activity under the Plan for the years ended December 31, 2010, 2009 and 2008:

| | Number of Shares Under Option | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term |
|---|---|---|---|
| Balance at December 31, 2007 | 1,916,771 | $ 18.95 | 8.74 |
| Options granted | 2,400,990 | 9.43 | 9.09 |
| Options canceled | (1,006,662) | 13.08 | — |
| Options exercised | — | — | — |
| Balance at December 31, 2008 | 3,311,099 | $ 13.84 | 8.42 |
| Options granted | 1,456,881 | 3.75 | 9.09 |
| Options canceled | (221,676) | 11.73 | — |
| Options exercised | — | — | — |
| Balance at December 31, 2009 | 4,546,304 | $ 10.71 | 7.95 |
| Options granted | 574,556 | 7.32 | 9.06 |
| Options canceled | (50,875) | 12.71 | — |
| Options exercised | (56,225) | 3.46 | 8.11 |
| Balance at December 31, 2010 | 5,013,760 | $ 10.38 | 7.18 |
| Vested or expected to vest at December 31, 2010 | 5,013,760 | $ 10.38 | 7.18 |
| Exercisable at December 31, 2010 | 2,652,755 | $ 13.12 | 6.60 |

At December 31, 2010, the aggregate intrinsic value of options outstanding, of options that vested or expected to vest and of options that were exercisable was approximately $9.3 million. The aggregate intrinsic value of options exercised was approximately $0.2 million for the year ended December 31, 2010.

### Restricted Shares

The Company applies the fair value method of accounting for contingently issued shares. As such, each grant is recognized ratably over the related vesting period. Approximately 387,000 restricted shares were issued during 2010 for which the fair value of the restricted shares at their respective grant dates was approximately $2.8 million, which vest over three and five years. During 2009, approximately 402,000 restricted shares were issued for which the fair value of the restricted shares at their respective grant dates was approximately $1.5 million. As of December 31, 2010 the Company had approximately $2.2 million of remaining unrecognized restricted share compensation costs that will be recognized over the next four years.

The fair value for restricted shares granted in 2008 was estimated at the time the units were granted. Awards that contain a market feature were valued using a Monte Carlo-pricing model applying the following weighted average assumptions:

| Assumptions: | 2008 |
|---|---|
| Risk-free interest rate | 2.1% |
| Volatility of total annual return | 28.5% |
| Weighted average expected life of the units | 3 years |
| Weighted average grant date fair value of units granted | $ 4.14 |

The Monte Carlo pricing model was not used to value the 2010 and 2009 restricted shares granted as no market conditions were present in these awards, as the fair value of the restricted share grants were equal to the stock price on the date of grant.

In 2010, 2009 and 2008, the Company recognized compensation expense related to restricted shares issued to employees and Trustees of approximately $1.8 million, $1.6 million and $1.3 million, respectively; these amounts were recorded in general and administrative expense. The following table presents non-vested restricted share activity during 2010:

| | Number of Non-Vested Restricted Shares |
|---|---|
| Non-Vested at January 1, 2010 | 572,320 |
| Granted | 386,785 |
| Vested | (235,698) |
| Forfeited | (51,585) |
| Non-Vested at December 31, 2010 | 671,822 |

## 15. EARNINGS PER SHARE AND SHAREHOLDERS' EQUITY

The following is a summary of the elements used in calculating basic and diluted earnings per share:

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Dollars and shares in thousands, except per share amounts) | | |
| Loss from continuing operations | $ (9,851) | $ (19,302) | $ (25,837) |
| Noncontrolling interests in the Operating Partnership | 557 | 1,046 | 2,034 |
| Noncontrolling interest in subsidiaries | (1,755) | (665) | — |
| Loss from continuing operations attributable to the Company's common shareholders | $ (11,049) | $ (18,921) | $ (23,803) |
| Total discontinued operations | 3,832 | 18,970 | 28,939 |
| Noncontrolling interests in the Operating Partnership | (176) | (986) | (2,344) |
| Total discontinued operations attributable to the Company's common shareholders | $ 3,656 | $ 17,984 | $ 26,595 |
| Net income (loss) attributable to the Company | $ (7,393) | $ (937) | $ 2,792 |
| Weighted-average shares outstanding | 93,998 | 70,988 | 57,621 |
| Share options and restricted share units (1) | — | — | — |
| Weighted-average diluted shares outstanding (2) | 93,998 | 70,988 | 57,621 |
| Income (loss) per Common Share: | | | |
| Continuing operations | $ (0.12) | $ (0.27) | $ (0.41) |
| Discontinued operations | 0.04 | 0.26 | 0.46 |
| Basic and diluted earnings (loss) per share | $ (0.08) | $ (0.01) | $ 0.05 |

(1) For the years ended December 31, 2010, 2009 and 2008, the potentially dilutive shares of approximately 1,177,000, 547,000, and 94,000 respectively, were not included in the earnings per share calculation as their effect is antidilutive.

(2) For the years ended December 31, 2010, 2009 and 2008, the Company declared cash dividends per share of $0.145, $0.10 and $0.565, respectively.

The Operating Partnership units and common shares have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership. An Operating Partnership unit may be redeemed for cash, or at the Company's option, common shares on a one-for-one basis. Outstanding noncontrolling interest units in the Operating Partnership were 4,737,136, 4,809,636 and 5,079,928 as of December 31, 2010, 2009 and 2008, respectively. There were 98,596,796 common shares outstanding as of December 31, 2010.

**Issuance of Common Shares**

On August 19, 2009, the Company sold 32.2 million common shares of beneficial interest for net proceeds of approximately $161.9 million. In April 2009, the Company commenced the sale of up to 10 million common shares pursuant to a continuous offering program, which was amended in January 2011 to include the sale of up to 15 million common shares. Pursuant to the program, we may sell shares in amounts and at times to be determined by us. Actual sales will be determined by a variety of factors to be determined by us, including market conditions, the trading price of our common shares and determinations by us of the appropriate sources of funding. In connection with the offering program, the Company engaged a sales agent who receives compensation equal to up to three percent of the gross sales price per common share for any shares sold pursuant to the program. During the year ended December 31, 2010 we sold 5.6 million shares under the program at an average sales price of $8.62 per share resulting in net proceeds of $47.6 million ($57.6 million of net proceeds and 8.1 million shares sold with an average sales price of $7.28 since program inception in 2009). The Company used the net proceeds to fund the acquisition of storage facilities and for general corporate purposes.

## 16. INCOME TAXES

Deferred income taxes are established for temporary differences between financial reporting basis and tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if the Company believes that it is more likely than not that all or some portion of the deferred tax asset will not be realized. No valuation allowance was recorded at December 31, 2010 or 2009. The Company had net deferred tax assets of $0.3 million and $0.5 million, which are included in other assets, as of December 31, 2010 and 2009, respectively. The Company believes it is more likely than not the deferred tax assets will be realized.

The following table discloses the income tax rates for the periods identified below:

| | For the year ended December 31, 2010 | 2009 | 2008 |
|---|---|---|---|
| Effective income tax rate | | | |
| Statutory federal income tax rate | 34% | 34% | 34% |
| State and local income taxes | 4% | 4% | 4% |
| Effective income tax rate | 38% | 38% | 38% |

| | As of December 31, 2010 | | 2009 (dollars in thousands) | | 2008 | |
|---|---|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities | Assets | Liabilities |
| Deferred taxes | | | | | | |
| Share based compensation | $ 2,971 | $ 2,689 | $ 2,177 | $ 1,933 | $ 1,325 | $ 1,185 |
| Other | 34 | — | 258 | — | 324 | — |
| Deferred taxes | $ 3,005 | $ 2,689 | $ 2,435 | $ 1,933 | $ 1,649 | $ 1,185 |

## 17. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

During 2010, the Company completed an acquisition accounted for as a business combination of 85 management contracts from United Stor-All. Additionally, during the year ended December 31, 2010, the Company acquired 12 self-storage facilities for an aggregate purchase price of approximately $85.1 million. There were no acquisitions during 2009 (see note 4).

The unaudited condensed consolidated pro forma financial information set forth below reflects adjustments to the Company's historical financial data to give effect to each of the acquisitions and related financing activity (including the issuance of common shares) that occurred subsequent to January 1, 2009 as if each had occurred as of January 1, 2009. The unaudited pro forma information presented below does not purport to represent what the Company's actual results of operations would have been for the periods indicated, nor does it purport to represent the Company's future results of operations.

The following table summarizes, on a pro forma basis, our consolidated results of operations for the years ended December 31, 2010 and 2009 based on the assumptions described above:

| | 2010 | 2009 |
|---|---|---|
| | (unaudited) (in thousands, except per share data) | |
| Pro forma revenue | $ 224,586 | $ 222,953 |
| Pro forma loss from continuing operations | (10,880) | (21,296) |
| Loss per common share from continuing operations: | | |
| Basic and diluted — as reported | $ (0.12) | $ (0.27) |
| Basic and diluted — as pro forma | (0.12) | (0.28) |

## 18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly financial information for the years ended December 31, 2010 and 2009 (in thousands, except per share data):

| | Three months ended | | | |
|---|---|---|---|---|
| | March 31, 2010 | June 30, 2010 | September 30, 2010 | December 31, 2010 |
| Total revenues | $ 51,564 | $ 53,163 | $ 55,487 | $ 56,612 |
| Total operating expenses | 44,165 | 46,529 | 45,683 | 45,670 |
| Net income (loss) attributable to the Company | (3,475) | (4,521) | (1,480) | 2,083 |
| Basic and diluted earnings (loss) per share | (0.04) | (0.05) | (0.02) | 0.02 |

| | Three months ended | | | |
|---|---|---|---|---|
| | March 31, 2009 | June 30, 2009 | September 30, 2009 | December 31, 2009 |
| Total revenues | $ 53,263 | $ 52,625 | $ 53,082 | $ 51,762 |
| Total operating expenses | 45,906 | 47,135 | 45,467 | 44,566 |
| Net income (loss) attributable to the Company | (2,109) | (2,844) | 6,818 | (2,802) |
| Basic and diluted earnings (loss) per share | (0.03) | (0.05) | 0.09 | (0.03) |

The summation of quarterly earnings per share amounts do not necessarily equal the full year amounts. The above information was updated to reclassify amounts to discontinued operations (see note 10).

## 19. COMPREHENSIVE INCOME (LOSS)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | (in thousands) | |
| NET INCOME (LOSS) | $ (6,019) | $ (332) | $ 3,102 |
| Other comprehensive income (loss): | | | |
| Unrealized gain (loss) on derivative financial instruments | — | 6,153 | (4,608) |
| Unrealized gain (loss) on foreign currency translation | (268) | 553 | (1,281) |
| COMPREHENSIVE INCOME (LOSS) | $ (6,287) | $ 6,374 | $ (2,787) |

# U-STORE-IT
# SCHEDULE III
# REAL ESTATE AND RELATED DEPRECIATION
# DECEMBER 31, 2010
# (in thousands)

| Description | Square Footage | Encumbrances | Initial Cost: Land | Initial Cost: Building and Improvements | Costs Subsequent to Acquisition | Gross Carrying Amount at December 31, 2010: Land | Gross Carrying Amount at December 31, 2010: Building and Improvements | Gross Carrying Amount at December 31, 2010: Total | Accumulated Depreciation (N) | Year Acquired / Developed |
|---|---|---|---|---|---|---|---|---|---|---|
| Mobile, AL | 128,999 | (A) | 226 | 2,524 | 1,373 | 301 | 3,429 | 3,730 | 1,287 | 1997 |
| Chandler, AZ | 47,520 | | 327 | 1,257 | 268 | 327 | 1,325 | 1,652 | 267 | 2005 |
| Glendale, AZ | 56,850 | (O) | 201 | 2,265 | 956 | 418 | 2,957 | 3,375 | 999 | 1998 |
| Green Valley, AZ | 25,100 | | 298 | 1,153 | 165 | 298 | 1,147 | 1,445 | 226 | 2005 |
| Mesa I, AZ | 52,375 | | 920 | 2,739 | 151 | 921 | 2,886 | 3,807 | 853 | 2006 |
| Mesa II, AZ | 45,445 | | 731 | 2,176 | 175 | 731 | 2,347 | 3,078 | 716 | 2006 |
| Mesa III, AZ | 58,264 | | 706 | 2,101 | 168 | 706 | 2,265 | 2,971 | 687 | 2006 |
| Phoenix I, AZ | 100,762 | (O) | 1,134 | 3,376 | 324 | 1,135 | 3,696 | 4,831 | 1,099 | 2006 |
| Phoenix II, AZ | 45,270 | (O) | 756 | 2,251 | 282 | 756 | 2,530 | 3,286 | 728 | 2006 |
| Scottsdale, AZ | 80,425 | (O) | 443 | 4,879 | 1,709 | 883 | 6,069 | 6,952 | 2,031 | 1998 |
| Tempe, AZ | 53,890 | (A) | 749 | 2,159 | 204 | 749 | 2,095 | 2,844 | 379 | 2005 |
| Tucson I, AZ | 59,350 | (O) | 188 | 2,078 | 936 | 384 | 2,789 | 3,173 | 930 | 1998 |
| Tucson II, AZ | 43,950 | 2,919 | 188 | 2,078 | 924 | 391 | 2,767 | 3,158 | 914 | 1998 |
| Tucson III, AZ | 49,822 | (B) | 532 | 2,048 | 160 | 533 | 1,909 | 2,442 | 347 | 2005 |
| Tucson IV, AZ | 48,008 | (B) | 674 | 2,595 | 176 | 675 | 2,396 | 3,071 | 441 | 2005 |
| Tucson V, AZ | 45,234 | (B) | 515 | 1,980 | 250 | 515 | 1,942 | 2,457 | 359 | 2005 |
| Tucson VI, AZ | 40,766 | (B) | 440 | 1,692 | 170 | 440 | 1,615 | 2,055 | 316 | 2005 |
| Tucson VII, AZ | 52,688 | (B) | 670 | 2,576 | 224 | 670 | 2,425 | 3,095 | 448 | 2005 |
| Tucson VIII, AZ | 46,650 | (B) | 589 | 2,265 | 117 | 589 | 2,053 | 2,642 | 370 | 2005 |
| Tucson IX, AZ | 67,648 | (B) | 724 | 2,786 | 296 | 725 | 2,680 | 3,405 | 488 | 2005 |
| Tucson X, AZ | 46,350 | (B) | 424 | 1,633 | 217 | 425 | 1,609 | 2,034 | 302 | 2005 |
| Tucson XI, AZ | 42,800 | (B) | 439 | 1,689 | 308 | 439 | 1,750 | 2,189 | 317 | 2005 |
| Tucson XII, AZ | 42,325 | (B) | 671 | 2,582 | 189 | 672 | 2,397 | 3,069 | 432 | 2005 |
| Tucson XIII, AZ | 45,792 | (B) | 587 | 2,258 | 162 | 587 | 2,092 | 2,679 | 382 | 2005 |
| Tucson XIV, AZ | 49,095 | (O) | 707 | 2,721 | 227 | 708 | 2,553 | 3,261 | 468 | 2005 |
| Apple Valley I, CA | 73,440 | | 140 | 1,570 | 1,571 | 476 | 2,775 | 3,251 | 910 | 1997 |
| Apple Valley II, CA | 61,555 | (C) | 160 | 1,787 | 1,196 | 431 | 2,681 | 3,112 | 914 | 1997 |
| Benicia, CA | 74,770 | (O) | 2,392 | 7,028 | 173 | 2,392 | 6,205 | 8,597 | 1,092 | 2005 |
| Cathedral City, CA | 109,340 | (O) | 2,194 | 10,046 | 223 | 2,195 | 9,283 | 11,478 | 2,658 | 2006 |
| Citrus Heights, CA | 75,620 | (B) | 1,633 | 4,793 | 208 | 1,634 | 4,319 | 5,953 | 820 | 2005 |
| Diamond Bar, CA | 103,034 | (O) | 2,522 | 7,404 | 240 | 2,524 | 6,594 | 9,118 | 1,235 | 2005 |
| Escondido, CA | 142,870 | (M) | 3,040 | 11,804 | 38 | 3,040 | 11,058 | 14,098 | 1,999 | 2007 |
| Fallbrook, CA | 46,620 | | 133 | 1,492 | 1,492 | 432 | 2,663 | 3,095 | 863 | 1997 |
| Lancaster, CA | 60,625 | (C) | 390 | 2,247 | 953 | 556 | 2,769 | 3,325 | 756 | 2001 |
| Long Beach, CA | 125,163 | (O) | 3,138 | 14,368 | 480 | 3,138 | 14,844 | 17,982 | 3,892 | 2006 |
| Murrieta, CA | 49,815 | (M) | 1,883 | 5,532 | 199 | 1,903 | 4,926 | 6,829 | 883 | 2005 |
| North Highlands, CA | 57,244 | (B) | 868 | 2,546 | 262 | 868 | 2,442 | 3,310 | 473 | 2005 |
| Orangevale, CA | 50,392 | (B) | 1,423 | 4,175 | 280 | 1,423 | 3,860 | 5,283 | 707 | 2005 |
| Palm Springs I, CA | 72,675 | (O) | 1,565 | 7,164 | 130 | 1,566 | 7,290 | 8,856 | 1,940 | 2006 |
| Palm Springs II, CA | 122,370 | (O) | 2,131 | 9,758 | 375 | 2,132 | 10,124 | 12,256 | 2,685 | 2006 |
| Pleasanton, CA | 85,055 | | 2,799 | 8,222 | 60 | 2,799 | 7,117 | 9,916 | 1,236 | 2005 |
| Rancho Cordova, CA | 54,128 | (B) | 1,094 | 3,212 | 239 | 1,095 | 2,992 | 4,087 | 581 | 2005 |
| Rialto I, CA | 57,411 | (M) | 899 | 4,118 | 173 | 899 | 4,287 | 5,186 | 1,135 | 2006 |
| Rialto II, CA | 99,783 | | 277 | 3,098 | 1,745 | 672 | 4,390 | 5,062 | 1,556 | 1997 |
| Riverside I, CA | 67,170 | (M) | 1,351 | 6,183 | 236 | 1,351 | 6,415 | 7,766 | 1,695 | 2006 |
| Riverside II, CA | 85,196 | (O) | 1,170 | 5,359 | 346 | 1,170 | 5,701 | 6,871 | 1,510 | 2006 |
| Roseville, CA | 59,869 | (B) | 1,284 | 3,767 | 375 | 1,284 | 3,605 | 4,889 | 673 | 2005 |
| Sacramento I, CA | 51,114 | (B) | 1,152 | 3,380 | 230 | 1,152 | 3,126 | 4,278 | 600 | 2005 |
| Sacramento II, CA | 61,856 | (B) | 1,406 | 4,128 | 147 | 1,407 | 3,686 | 5,093 | 690 | 2005 |
| San Bernardino I, CA | 31,070 | (A) | 51 | 572 | 1,145 | 182 | 1,480 | 1,662 | 436 | 1997 |
| San Bernardino II, CA | 41,546 | (A) | 112 | 1,251 | 1,161 | 306 | 2,042 | 2,348 | 682 | 1997 |
| San Bernardino IV, CA | 35,671 | (A) | 98 | 1,093 | 969 | 242 | 1,728 | 1,970 | 580 | 1997 |
| San Bernardino V, CA | 83,507 | (C) | 1,872 | 5,391 | 55 | 1,872 | 4,783 | 6,655 | 891 | 2005 |
| San Bernardino VI, CA | 57,145 | (M) | 783 | 3,583 | 447 | 783 | 4,026 | 4,809 | 1,037 | 2006 |
| San Bernardino VII, CA | 103,860 | (M) | 1,205 | 5,518 | 252 | 1,205 | 5,316 | 6,521 | 1,529 | 2006 |
| San Bernardino VIII, CA | 78,729 | (M) | 1,475 | 6,753 | 322 | 1,476 | 7,070 | 8,546 | 1,867 | 2006 |
| San Bernardino IX, CA | 95,129 | (O) | 1,691 | 7,741 | 286 | 1,692 | 7,191 | 8,883 | 2,100 | 2006 |
| San Bernardino X, CA | 37,430 | | 775 | 2,288 | 121 | 776 | 2,078 | 2,854 | 381 | 2005 |
| Santa Ana, CA | 63,571 | (O) | 1,223 | 5,600 | 233 | 1,223 | 5,829 | 7,052 | 1,534 | 2006 |
| South Sacramento, CA | 51,940 | (B) | 790 | 2,319 | 242 | 791 | 2,227 | 3,018 | 431 | 2005 |
| Spring Valley, CA | 55,045 | (M) | 1,178 | 5,394 | 517 | 1,178 | 5,907 | 7,085 | 1,502 | 2006 |
| Temecula I, CA | 81,700 | | 660 | 4,735 | 1,142 | 899 | 5,255 | 6,154 | 1,437 | 1998 |
| Temecula II, CA | 84,398 | (M) | 3,080 | 5,839 | 147 | 3,080 | 5,876 | 8,956 | 1,066 | 2007 |
| Thousand Palms, CA | 75,445 | (O) | 1,493 | 6,835 | 383 | 1,493 | 7,214 | 8,707 | 1,939 | 2006 |
| Vista I, CA | 74,405 | | 711 | 4,076 | 2,081 | 1,118 | 5,247 | 6,365 | 1,294 | 2001 |
| Vista II, CA | 147,281 | (O) | 4,629 | 13,599 | 198 | 4,629 | 11,877 | 16,506 | 2,056 | 2005 |
| Walnut, CA | 50,708 | (O) | 1,578 | 4,635 | 184 | 1,595 | 4,143 | 5,738 | 743 | 2005 |

| Description | Square Footage | Encumbrances | Initial Cost: Land | Initial Cost: Building and Improvements | Costs Subsequent to Acquisition | Gross Carrying Amount at December 31, 2010: Land | Gross Carrying Amount at December 31, 2010: Building and Improvements | Gross Carrying Amount at December 31, 2010: Total | Accumulated Depreciation (N) | Year Acquired / Developed |
|---|---|---|---|---|---|---|---|---|---|---|
| West Sacramento, CA | 39,715 | (I) | 1,222 | 3,590 | 163 | 1,222 | 3,241 | 4,463 | 563 | 2005 |
| Westminster, CA | 68,148 | | 1,740 | 5,142 | 241 | 1,743 | 4,649 | 6,392 | 878 | 2005 |
| Aurora, CO | 75,827 | (B) | 1,343 | 2,986 | 249 | 1,343 | 2,742 | 4,085 | 497 | 2005 |
| Colorado Springs I, CO | 47,975 | (O) | 771 | 1,717 | 297 | 771 | 1,728 | 2,499 | 310 | 2005 |
| Colorado Springs II, CO | 62,400 | 1,877 | 657 | 2,674 | 199 | 656 | 2,870 | 3,526 | 763 | 2006 |
| Denver, CO | 59,200 | (O) | 673 | 2,741 | 167 | 674 | 2,903 | 3,577 | 849 | 2006 |
| Federal Heights, CO | 54,770 | (B) | 878 | 1,953 | 190 | 879 | 1,819 | 2,698 | 325 | 2005 |
| Golden, CO | 86,580 | (B) | 1,683 | 3,744 | 333 | 1,684 | 3,462 | 5,146 | 600 | 2005 |
| Littleton I , CO | 53,490 | (B) | 1,268 | 2,820 | 162 | 1,268 | 2,516 | 3,784 | 434 | 2005 |
| Northglenn, CO | 52,102 | (B) | 862 | 1,917 | 180 | 862 | 1,777 | 2,639 | 324 | 2005 |
| Bloomfield, CT | 48,700 | (O) | 78 | 880 | 2,208 | 360 | 2,780 | 3,140 | 903 | 1997 |
| Branford, CT | 50,679 | | 217 | 2,433 | 1,203 | 504 | 2,924 | 3,428 | 930 | 1995 |
| Bristol, CT | 47,950 | (C) | 1,819 | 3,161 | 93 | 1,819 | 2,800 | 4,619 | 581 | 2005 |
| East Windsor, CT | 45,800 | (A) | 744 | 1,294 | 347 | 744 | 1,433 | 2,177 | 301 | 2005 |
| Enfield, CT | 52,875 | | 424 | 2,424 | 369 | 473 | 2,232 | 2,705 | 620 | 2001 |
| Gales Ferry, CT | 54,230 | (O) | 240 | 2,697 | 1,409 | 489 | 3,492 | 3,981 | 1,200 | 1995 |
| Manchester I, CT (6) | 47,125 | | 540 | 3,096 | 365 | 563 | 2,759 | 3,322 | 732 | 2002 |
| Manchester II, CT | 52,725 | (C) | 996 | 1,730 | 173 | 996 | 1,652 | 2,648 | 337 | 2005 |
| Milford, CT | 44,885 | (O) | 87 | 1,050 | 1,073 | 274 | 1,918 | 2,192 | 727 | 1994 |
| Monroe, CT | 58,500 | (C) | 2,004 | 3,483 | 573 | 2,004 | 3,545 | 5,549 | 777 | 2005 |
| Mystic, CT | 50,725 | (O) | 136 | 1,645 | 1,794 | 410 | 3,148 | 3,558 | 1,191 | 1994 |
| Newington I, CT | 42,520 | (C) | 1,059 | 1,840 | 150 | 1,059 | 1,724 | 2,783 | 348 | 2005 |
| Newington II, CT | 36,140 | (C) | 911 | 1,584 | 176 | 911 | 1,529 | 2,440 | 319 | 2005 |
| Old Saybrook I, CT | 86,950 | (C) | 3,092 | 5,374 | 368 | 3,092 | 4,977 | 8,069 | 1,040 | 2005 |
| Old Saybrook II, CT | 26,425 | (C) | 1,135 | 1,973 | 212 | 1,135 | 1,900 | 3,035 | 398 | 2005 |
| South Windsor, CT | 72,125 | | 90 | 1,127 | 1,118 | 272 | 2,043 | 2,315 | 748 | 1994 |
| Stamford, CT | 28,957 | (C) | 1,941 | 3,374 | 78 | 1,941 | 2,961 | 4,902 | 610 | 2005 |
| Washington, DC | 63,085 | (I) | 871 | 12,759 | 306 | 894 | 12,020 | 12,914 | 1,910 | 2008 |
| Boca Raton, FL | 37,958 | | 529 | 3,054 | 1,482 | 813 | 3,655 | 4,468 | 935 | 2001 |
| Boynton Beach I, FL | 61,977 | (C) | 667 | 3,796 | 1,646 | 958 | 4,403 | 5,361 | 1,152 | 2001 |
| Boynton Beach II, FL | 61,727 | (A) | 1,030 | 2,968 | 231 | 1,030 | 2,821 | 3,851 | 528 | 2005 |
| Bradenton I, FL | 68,391 | (O) | 1,180 | 3,324 | 175 | 1,180 | 3,079 | 4,259 | 604 | 2004 |
| Bradenton II, FL | 87,815 | (O) | 1,931 | 5,561 | 364 | 1,931 | 5,227 | 7,158 | 1,024 | 2004 |
| Cape Coral, FL | 76,567 | | 472 | 2,769 | 2,447 | 830 | 4,415 | 5,245 | 1,394 | 2000 |
| Dania Beach, FL (6) | 181,463 | (O) | 3,584 | 10,324 | 985 | 3,584 | 9,978 | 13,562 | 1,883 | 2004 |
| Dania, FL | 58,270 | (O) | 205 | 2,068 | 1,389 | 481 | 3,149 | 3,630 | 1,189 | 1994 |
| Davie, FL | 81,135 | | 1,268 | 7,183 | 745 | 1,373 | 6,035 | 7,408 | 1,292 | 2001 |
| Deerfield Beach, FL | 57,280 | (A) | 946 | 2,999 | 1,964 | 1,311 | 4,542 | 5,853 | 1,254 | 1998 |
| Delray Beach, FL | 67,821 | (A) | 798 | 4,539 | 635 | 883 | 4,215 | 5,098 | 1,167 | 2001 |
| Fernandina Beach, FL | 110,785 | (O) | 189 | 2,111 | 4,894 | 523 | 6,658 | 7,181 | 1,946 | 1996 |
| Ft. Lauderdale, FL | 70,093 | | 937 | 3,646 | 2,361 | 1,384 | 5,443 | 6,827 | 1,497 | 1999 |
| Ft. Myers, FL | 67,558 | (A) | 303 | 3,329 | 605 | 328 | 3,463 | 3,791 | 1,129 | 1998 |
| Jacksonville I, FL | 80,376 | (O) | 1,862 | 5,362 | 43 | 1,862 | 4,739 | 6,601 | 757 | 2005 |
| Jacksonville II, FL | 65,070 | | 950 | 7,004 | 34 | 950 | 6,371 | 7,321 | 1,157 | 2007 |
| Jacksonville III, FL | 65,575 | (O) | 860 | 7,409 | 834 | 1,670 | 6,861 | 8,531 | 1,242 | 2007 |
| Jacksonville IV, FL | 77,515 | (O) | 870 | 8,049 | 49 | 870 | 8,054 | 8,924 | 1,462 | 2007 |
| Jacksonville V, FL | 82,165 | (O) | 1,220 | 8,210 | 89 | 1,220 | 7,763 | 8,983 | 1,403 | 2007 |
| Lake Worth, FL | 161,808 | | 183 | 6,597 | 6,755 | 183 | 11,728 | 11,911 | 3,696 | 1998 |
| Lakeland, FL | 49,095 | (A) | 81 | 896 | 992 | 256 | 1,384 | 1,640 | 449 | 1994 |
| Kendall, FL | 75,395 | (I) | 2,350 | 8,106 | 65 | 2,350 | 7,403 | 9,753 | 1,338 | 2007 |
| Lutz I, FL | 66,895 | (O) | 901 | 2,478 | 146 | 901 | 2,303 | 3,204 | 447 | 2004 |
| Lutz II, FL | 69,232 | | 992 | 2,868 | 226 | 992 | 2,725 | 3,717 | 554 | 2004 |
| Margate I, FL | 54,505 | (A) | 161 | 1,763 | 1,804 | 399 | 3,278 | 3,677 | 1,192 | 1994 |
| Margate II, FL | 65,186 | (O) | 132 | 1,473 | 1,732 | 383 | 2,918 | 3,301 | 1,008 | 1996 |
| Merrit Island, FL | 50,417 | (A) | 716 | 2,983 | 492 | 796 | 2,815 | 3,611 | 653 | 2000 |
| Miami I, FL | 46,825 | | 179 | 1,999 | 1,730 | 484 | 3,150 | 3,634 | 1,056 | 1995 |
| Miami II, FL | 67,060 | (C) | 253 | 2,544 | 1,417 | 561 | 3,626 | 4,187 | 1,410 | 1994 |
| Miami IV, FL | 150,590 | (O) | 4,577 | 13,185 | 469 | 4,577 | 12,038 | 16,615 | 1,991 | 2005 |
| Naples I, FL | 48,150 | 1,095 | 90 | 1,010 | 2,422 | 270 | 3,105 | 3,375 | 988 | 1996 |
| Naples II, FL | 65,850 | (C) | 148 | 1,652 | 4,231 | 558 | 5,446 | 6,004 | 1,763 | 1997 |
| Naples III, FL | 80,627 | (A) | 139 | 1,561 | 3,947 | 598 | 4,563 | 5,161 | 1,607 | 1997 |
| Naples IV, FL | 40,475 | (O) | 262 | 2,980 | 532 | 407 | 3,332 | 3,739 | 1,212 | 1998 |
| Ocoee, FL | 76,130 | 3,184 | 1,286 | 3,705 | 107 | 1,286 | 3,344 | 4,630 | 601 | 2005 |
| Orange City, FL | 59,586 | (O) | 1,191 | 3,209 | 95 | 1,191 | 2,896 | 4,087 | 556 | 2004 |
| Orlando I, FL (6) | 52,170 | (O) | 187 | 2,088 | 558 | 240 | 2,554 | 2,794 | 1,140 | 1997 |
| Orlando II, FL | 63,084 | (C) | 1,589 | 4,576 | 87 | 1,589 | 4,099 | 5,688 | 737 | 2005 |
| Orlando III, FL | 104,140 | (O) | 1,209 | 7,768 | 257 | 1,209 | 8,021 | 9,230 | 2,056 | 2006 |
| Orlando IV, FL | 76,615 | | 633 | 3,587 | 32 | 633 | 3,619 | 4,252 | 17 | 2010 |
| Oviedo, FL | 49,251 | (O) | 440 | 2,824 | 407 | 440 | 3,227 | 3,667 | 841 | 2006 |
| Pembroke Pines, FL | 67,321 | | 337 | 3,772 | 2,658 | 953 | 5,774 | 6,727 | 1,945 | 1997 |
| Royal Palm Beach I, FL | 98,961 | | 205 | 2,148 | 2,692 | 741 | 4,238 | 4,979 | 1,702 | 1994 |
| Royal Palm Beach II, FL | 81,415 | (O) | 1,640 | 8,607 | 69 | 1,640 | 8,163 | 9,803 | 1,473 | 2007 |

| Description | Square Footage | Encumbrances | Initial Cost: Land | Initial Cost: Building and Improvements | Costs Subsequent to Acquisition | Gross Carrying Amount at December 31, 2010: Land | Gross Carrying Amount at December 31, 2010: Building and Improvements | Gross Carrying Amount at December 31, 2010: Total | Accumulated Depreciation (N) | Year Acquired / Developed |
|---|---|---|---|---|---|---|---|---|---|---|
| Sanford, FL | 61,810 | (O) | 453 | 2,911 | 129 | 453 | 3,036 | 3,489 | 798 | 2006 |
| Sarasota, FL | 71,102 | (A) | 333 | 3,656 | 1,203 | 529 | 4,166 | 4,695 | 1,319 | 1998 |
| St. Augustine, FL | 59,725 | (O) | 135 | 1,515 | 3,224 | 383 | 4,462 | 4,845 | 1,512 | 1996 |
| Stuart, FL | 86,883 | (C) | 324 | 3,625 | 2,762 | 685 | 5,974 | 6,659 | 1,997 | 1997 |
| SW Ranches, FL | 64,955 | 3,931 | 1,390 | 7,598 | 41 | 1,390 | 6,748 | 8,138 | 1,222 | 2007 |
| Tampa, FL | 83,738 | | 2,670 | 6,249 | 102 | 2,670 | 5,816 | 8,486 | 1,071 | 2007 |
| West Palm Beach I, FL | 68,063 | (O) | 719 | 3,420 | 1,535 | 835 | 4,038 | 4,873 | 1,097 | 2001 |
| West Palm Beach II, FL | 94,503 | | 2,129 | 8,671 | 254 | 2,129 | 7,435 | 9,564 | 1,459 | 2004 |
| Alpharetta, GA | 90,485 | | 806 | 4,720 | 927 | 967 | 4,132 | 5,099 | 1,005 | 2001 |
| Austell , GA | 83,625 | 2,210 | 1,635 | 4,711 | 161 | 1,643 | 4,860 | 6,503 | 1,123 | 2006 |
| Decatur, GA | 148,480 | (O) | 616 | 6,776 | 157 | 616 | 6,856 | 7,472 | 2,545 | 1998 |
| Norcross, GA | 85,410 | | 514 | 2,930 | 749 | 632 | 2,992 | 3,624 | 742 | 2001 |
| Peachtree City, GA | 49,875 | (O) | 435 | 2,532 | 543 | 529 | 2,489 | 3,018 | 631 | 2001 |
| Smyrna, GA | 56,820 | | 750 | 4,271 | 169 | 750 | 3,494 | 4,244 | 863 | 2001 |
| Snellville, GA | 80,000 | (O) | 1,660 | 4,781 | 152 | 1,660 | 4,929 | 6,589 | 1,032 | 2007 |
| Suwanee I, GA | 85,240 | (O) | 1,737 | 5,010 | 145 | 1,737 | 5,151 | 6,888 | 1,077 | 2007 |
| Suwanee II, GA | 79,640 | (O) | 800 | 6,942 | — | 622 | 6,626 | 7,248 | 1,199 | 2007 |
| Addison, IL | 31,325 | (O) | 428 | 3,531 | 226 | 428 | 3,315 | 3,743 | 636 | 2004 |
| Aurora, IL | 74,435 | (O) | 644 | 3,652 | 114 | 644 | 3,311 | 3,955 | 635 | 2004 |
| Bartlett, IL | 51,425 | (O) | 931 | 2,493 | 164 | 931 | 2,340 | 3,271 | 446 | 2004 |
| Hanover, IL | 41,178 | (C) | 1,126 | 2,197 | 163 | 1,126 | 2,078 | 3,204 | 400 | 2004 |
| Bellwood, IL | 86,650 | (C) | 1,012 | 5,768 | 644 | 1,012 | 5,189 | 6,201 | 1,352 | 2001 |
| Des Plaines, IL (6) | 74,400 | 3,430 | 1,564 | 4,327 | 281 | 1,564 | 4,058 | 5,622 | 781 | 2004 |
| Elk Grove Village, IL | 64,129 | (O) | 1,446 | 3,535 | 230 | 1,446 | 3,297 | 4,743 | 651 | 2004 |
| Glenview, IL | 100,115 | (O) | 3,740 | 10,367 | 169 | 3,740 | 9,255 | 12,995 | 1,780 | 2004 |
| Gurnee, IL | 80,300 | (O) | 1,521 | 5,440 | 244 | 1,521 | 5,007 | 6,528 | 986 | 2004 |
| Harvey, IL | 60,090 | (O) | 869 | 3,635 | 169 | 869 | 3,342 | 4,211 | 630 | 2004 |
| Joliet, IL | 73,175 | (O) | 547 | 4,704 | 182 | 547 | 4,292 | 4,839 | 814 | 2004 |
| Kildeer, IL | 46,275 | | 2,102 | 2,187 | 15 | 1,997 | 2,027 | 4,024 | 386 | 2004 |
| Lombard, IL | 58,188 | (O) | 1,305 | 3,938 | 612 | 1,305 | 4,065 | 5,370 | 816 | 2004 |
| Mount Prospect, IL | 65,000 | | 1,701 | 3,114 | 249 | 1,701 | 2,976 | 4,677 | 561 | 2004 |
| Mundelein, IL | 44,700 | (O) | 1,498 | 2,782 | 142 | 1,498 | 2,568 | 4,066 | 500 | 2004 |
| North Chicago, IL | 53,350 | (O) | 1,073 | 3,006 | 246 | 1,073 | 2,872 | 3,945 | 565 | 2004 |
| Plainfield I, IL | 53,800 | (O) | 1,770 | 1,715 | 222 | 1,770 | 1,698 | 3,468 | 333 | 2004 |
| Plainfield II, IL | 51,900 | (O) | 694 | 2,000 | 123 | 694 | 1,840 | 2,534 | 339 | 2005 |
| Schaumburg, IL | 31,160 | (O) | 538 | 645 | 135 | 538 | 671 | 1,209 | 134 | 2004 |
| Streamwood, IL | 64,305 | (A) | 1,447 | 1,662 | 240 | 1,447 | 1,665 | 3,112 | 333 | 2004 |
| Warrensville, IL | 48,796 | (A) | 1,066 | 3,072 | 152 | 1,066 | 2,829 | 3,895 | 507 | 2005 |
| Waukegan, IL | 79,500 | (O) | 1,198 | 4,363 | 250 | 1,198 | 4,054 | 5,252 | 777 | 2004 |
| West Chicago, IL | 48,175 | (C) | 1,071 | 2,249 | 196 | 1,071 | 2,159 | 3,230 | 418 | 2004 |
| Westmont, IL | 53,700 | (O) | 1,155 | 3,873 | 94 | 1,155 | 3,477 | 4,632 | 666 | 2004 |
| Wheeling I, IL | 54,210 | (A) | 857 | 3,213 | 242 | 857 | 3,043 | 3,900 | 590 | 2004 |
| Wheeling II, IL | 67,825 | | 793 | 3,816 | 359 | 793 | 3,698 | 4,491 | 700 | 2004 |
| Woodridge, IL | 50,262 | 2,322 | 943 | 3,397 | 184 | 943 | 3,149 | 4,092 | 604 | 2004 |
| Indianapolis I, IN | 43,600 | (O) | 1,871 | 1,230 | 5 | 1,726 | 1,206 | 2,932 | 242 | 2004 |
| Indianapolis II, IN | 44,900 | (O) | 669 | 2,434 | 137 | 669 | 2,228 | 2,897 | 428 | 2004 |
| Indianapolis III, IN | 60,850 | (O) | 1,229 | 2,834 | 125 | 1,229 | 2,606 | 3,835 | 505 | 2004 |
| Indianapolis IV, IN | 62,105 | (O) | 641 | 3,154 | 29 | 552 | 2,864 | 3,416 | 558 | 2004 |
| Indianapolis V, IN | 74,825 | (O) | 2,138 | 3,633 | 175 | 2,138 | 3,351 | 5,489 | 652 | 2004 |
| Indianapolis VI, IN | 73,003 | (A) | 406 | 3,496 | 211 | 406 | 3,260 | 3,666 | 626 | 2004 |
| Indianapolis VII, IN | 91,777 | (O) | 908 | 4,755 | 500 | 908 | 4,653 | 5,561 | 907 | 2004 |
| Indianapolis VIII, IN | 79,998 | (O) | 887 | 3,548 | 215 | 887 | 3,306 | 4,193 | 633 | 2004 |
| Indianapolis IX, IN | 61,732 | (O) | 1,133 | 4,103 | 168 | 1,133 | 3,748 | 4,881 | 722 | 2004 |
| Baton Rouge I, LA | 35,200 | (O) | 112 | 1,248 | 538 | 139 | 1,569 | 1,708 | 466 | 1997 |
| Baton Rouge II, LA | 80,277 | (A) | 118 | 1,181 | 1,827 | 331 | 2,606 | 2,937 | 927 | 1997 |
| Slidell, LA | 79,540 | | 188 | 3,175 | 1,639 | 795 | 3,591 | 4,386 | 860 | 2001 |
| Boston I, MA | 33,993 | | 538 | 3,048 | 34 | 538 | 3,083 | 3,621 | 31 | 2010 |
| Boston II, MA | 60,695 | | 1,516 | 8,628 | 312 | 1,516 | 7,144 | 8,660 | 1,754 | 2002 |
| Leominster, MA | 53,823 | | 90 | 1,519 | 2,416 | 338 | 3,539 | 3,877 | 1,092 | 1998 |
| Medford, MA | 58,815 | 3,176 | 1,330 | 7,165 | 66 | 1,330 | 6,664 | 7,994 | 1,205 | 2007 |
| Baltimore, MD | 93,350 | (C) | 1,050 | 5,997 | 993 | 1,173 | 5,666 | 6,839 | 1,558 | 2001 |
| California, MD | 77,865 | (O) | 1,486 | 4,280 | 123 | 1,486 | 3,870 | 5,356 | 743 | 2004 |
| Gaithersburg, MD | 87,045 | | 3,124 | 9,000 | 367 | 3,124 | 8,258 | 11,382 | 1,514 | 2005 |
| Laurel, MD | 162,792 | | 1,409 | 8,035 | 3,476 | 1,928 | 9,545 | 11,473 | 2,400 | 2001 |
| Temple Hills, MD | 97,200 | | 1,541 | 8,788 | 2,194 | 1,800 | 9,236 | 11,036 | 2,335 | 2001 |
| Grand Rapids, MI | 87,381 | (A) | 185 | 1,821 | 1,466 | 325 | 2,848 | 3,173 | 1,049 | 1996 |
| Portage, MI (6) | 50,280 | (O) | 104 | 1,160 | 844 | 237 | 1,688 | 1,925 | 603 | 1996 |
| Romulus, MI | 42,050 | (A) | 308 | 1,743 | 658 | 418 | 1,927 | 2,345 | 445 | 1997 |
| Wyoming, MI | 91,158 | (A) | 191 | 2,135 | 1,140 | 354 | 2,791 | 3,145 | 1,042 | 1996 |
| Gulfport, MS | 61,251 | (C) | 172 | 1,928 | 1,006 | 338 | 2,719 | 3,057 | 976 | 1997 |
| Belmont, NC | 81,448 | (O) | 385 | 2,196 | 663 | 451 | 2,293 | 2,744 | 609 | 2001 |
| Burlington I, NC | 109,346 | (A) | 498 | 2,837 | 460 | 498 | 2,732 | 3,230 | 741 | 2001 |
| Burlington II, NC | 42,205 | (O) | 320 | 1,829 | 307 | 340 | 1,748 | 2,088 | 458 | 2001 |
| Cary, NC | 112,324 | (A) | 543 | 3,097 | 441 | 543 | 3,317 | 3,860 | 977 | 2001 |
| Charlotte, NC | 69,000 | | 782 | 4,429 | 1,391 | 1,068 | 4,704 | 5,772 | 1,064 | 1999 |

| Description | Square Footage | Encumbrances | Initial Cost: Land | Initial Cost: Building and Improvements | Costs Subsequent to Acquisition | Gross Carrying Amount at December 31, 2010: Land | Gross Carrying Amount at December 31, 2010: Building and Improvements | Gross Carrying Amount at December 31, 2010: Total | Accumulated Depreciation (N) | Year Acquired / Developed |
|---|---|---|---|---|---|---|---|---|---|---|
| Raleigh, NC | 48,675 | (O) | 209 | 2,398 | 229 | 296 | 2,498 | 2,794 | 901 | 1998 |
| Brick, NJ | 51,725 | (O) | 234 | 2,762 | 1,332 | 485 | 3,818 | 4,303 | 1,517 | 1994 |
| Cherry Hill, NJ | 52,600 | | 222 | 1,260 | 3 | 222 | 1,263 | 1,485 | 14 | 2010 |
| Clifton, NJ | 105,550 | (A) | 4,346 | 12,520 | 171 | 4,346 | 11,154 | 15,500 | 1,905 | 2005 |
| Cranford, NJ | 91,250 | (G) | 290 | 3,493 | 2,182 | 779 | 5,159 | 5,938 | 1,936 | 1994 |
| East Hanover, NJ | 107,579 | | 504 | 5,763 | 3,903 | 1,315 | 8,831 | 10,146 | 3,326 | 1994 |
| Egg Harbor, NJ | 39,425 | | 104 | 592 | 1 | 104 | 592 | 696 | 6 | 2010 |
| Egg Harbor, NJ | 71,175 | | 284 | 1,608 | 1 | 284 | 1,609 | 1,893 | 16 | 2010 |
| Elizabeth, NJ | 38,830 | | 751 | 2,164 | 277 | 751 | 2,169 | 2,920 | 406 | 2005 |
| Fairview, NJ | 27,925 | (G) | 246 | 2,759 | 326 | 246 | 3,019 | 3,265 | 1,222 | 1997 |
| Hamilton, NJ | 70,550 | (O) | 1,885 | 5,430 | 258 | 1,893 | 5,676 | 7,569 | 1,306 | 2006 |
| Hoboken, NJ | 34,180 | (G) | 1,370 | 3,947 | 558 | 1,370 | 4,016 | 5,386 | 749 | 2005 |
| Linden, NJ | 100,325 | (O) | 517 | 6,008 | 1,979 | 1,043 | 7,419 | 8,462 | 2,734 | 1994 |
| Morris Township, NJ (5) | 71,776 | | 500 | 5,602 | 2,564 | 1,072 | 7,558 | 8,630 | 2,787 | 1997 |
| Parsippany, NJ | 66,325 | (G) | 475 | 5,322 | 1,963 | 844 | 6,823 | 7,667 | 2,501 | 1997 |
| Randolph, NJ | 52,565 | | 855 | 4,872 | 1,259 | 1,108 | 4,848 | 5,956 | 1,208 | 2002 |
| Sewell, NJ | 57,830 | | 484 | 2,766 | 1,170 | 706 | 3,124 | 3,830 | 824 | 2001 |
| Albuquerque I, NM | 65,927 | (B) | 1,039 | 3,395 | 212 | 1,039 | 3,070 | 4,109 | 596 | 2005 |
| Albuquerque II, NM | 58,598 | (B) | 1,163 | 3,801 | 204 | 1,163 | 3,406 | 4,569 | 639 | 2005 |
| Albuquerque IV, NM | 57,536 | (B) | 664 | 2,171 | 226 | 664 | 2,043 | 2,707 | 391 | 2005 |
| Carlsbad, NM | 39,999 | | 490 | 1,613 | 100 | 491 | 1,461 | 1,952 | 295 | 2005 |
| Deming, NM | 33,005 | | 338 | 1,114 | 159 | 339 | 1,098 | 1,437 | 228 | 2005 |
| Las Cruces, NM | 65,740 | | 965 | 3,268 | 214 | 969 | 3,152 | 4,121 | 581 | 2005 |
| Lovington, NM | 15,550 | | 222 | 740 | — | 169 | 564 | 733 | 111 | 2005 |
| Silver City, NM | 26,975 | | 153 | 504 | 125 | 153 | 545 | 698 | 122 | 2005 |
| Truth or Consequences, NM | 24,010 | | 10 | 34 | 83 | 11 | 100 | 111 | 39 | 2005 |
| Las Vegas I, NV | 47,882 | (O) | 1,851 | 2,986 | 279 | 1,851 | 3,258 | 5,109 | 839 | 2006 |
| Las Vegas II, NV | 48,850 | (O) | 3,354 | 5,411 | 173 | 3,355 | 5,579 | 8,934 | 1,438 | 2006 |
| Jamaica, NY | 88,415 | | 2,043 | 11,658 | 1,067 | 2,043 | 10,248 | 12,291 | 2,305 | 2001 |
| Bronx, NY | 66,865 | | 2,014 | 11,411 | 76 | 2,014 | 11,487 | 13,501 | 347 | 2010 |
| Brooklyn, NY | 56,970 | | 1,795 | 10,172 | 14 | 1,795 | 10,186 | 11,981 | — | 2010 |
| Queens, NY | 61,090 | | 1,601 | 9,073 | 95 | 1,601 | 9,168 | 10,769 | 111 | 2010 |
| Wyckoff, NY | 62,245 | | 1,961 | 11,113 | 32 | 1,961 | 11,145 | 13,106 | — | 2010 |
| New Rochelle, NY | 48,431 | (A) | 1,673 | 4,827 | 125 | 1,673 | 4,343 | 6,016 | 777 | 2005 |
| North Babylon, NY | 78,188 | | 225 | 2,514 | 4,034 | 568 | 5,887 | 6,455 | 1,915 | 1998 |
| Riverhead, NY | 38,240 | (H) | 1,068 | 1,149 | 159 | 1,068 | 1,120 | 2,188 | 235 | 2005 |
| Southold, NY | 58,795 | (H) | 2,079 | 2,238 | 209 | 2,079 | 2,093 | 4,172 | 437 | 2005 |
| Boardman, OH | 65,495 | | 64 | 745 | 2,217 | 287 | 2,210 | 2,497 | 1,080 | 1980 |
| Canton I, OH | 39,750 | (O) | 138 | 679 | 305 | 137 | 888 | 1,025 | 179 | 2005 |
| Canton II, OH | 26,200 | (O) | 122 | 595 | 124 | 120 | 643 | 763 | 144 | 2005 |
| Centerville I, OH | 80,690 | (O) | 471 | 3,705 | 162 | 471 | 3,402 | 3,873 | 660 | 2004 |
| Centerville II, OH | 43,150 | (C) | 332 | 1,757 | 173 | 332 | 1,701 | 2,033 | 333 | 2004 |
| Cleveland I, OH | 46,000 | | 525 | 2,592 | 121 | 524 | 2,392 | 2,916 | 486 | 2005 |
| Cleveland II, OH | 58,425 | (O) | 290 | 1,427 | 175 | 289 | 1,407 | 1,696 | 301 | 2005 |
| Columbus, OH | 72,155 | (O) | 1,234 | 3,151 | 98 | 1,239 | 3,240 | 4,479 | 806 | 2006 |
| Dayton I, OH | 43,100 | (C) | 323 | 2,070 | 131 | 323 | 1,934 | 2,257 | 379 | 2004 |
| Dayton II, OH | 48,149 | (O) | 441 | 2,176 | 188 | 440 | 2,094 | 2,534 | 417 | 2005 |
| Euclid I, OH | 46,710 | (O) | 200 | 1,053 | 1,980 | 317 | 2,899 | 3,216 | 1,717 | 1988 |
| Euclid II, OH | 47,275 | (O) | 359 | — | 1,721 | 461 | 1,599 | 2,060 | 493 | 1988 |
| Grove City, OH | 89,290 | (O) | 1,756 | 4,485 | 107 | 1,761 | 4,583 | 6,344 | 1,127 | 2006 |
| Hilliard, OH | 89,690 | (O) | 1,361 | 3,476 | 141 | 1,366 | 3,608 | 4,974 | 878 | 2006 |
| Lakewood, OH | 39,337 | | 405 | 854 | 460 | 405 | 1,251 | 1,656 | 761 | 1989 |
| Louisville, OH | 53,900 | (O) | 257 | 1,260 | 157 | 255 | 1,251 | 1,506 | 256 | 2005 |
| Marblehead, OH | 52,300 | (O) | 374 | 1,843 | 170 | 373 | 1,791 | 2,164 | 377 | 2005 |
| Mason, OH | 33,900 | (O) | 127 | 1,419 | 109 | 149 | 1,483 | 1,632 | 590 | 1998 |
| Mentor, OH | 51,225 | | 206 | 1,011 | 1,435 | 204 | 2,316 | 2,520 | 404 | 2005 |
| Miamisburg, OH | 59,930 | (O) | 375 | 2,410 | 268 | 375 | 2,360 | 2,735 | 445 | 2004 |
| Middleburg Heights, OH | 93,025 | (O) | 63 | 704 | 2,031 | 332 | 2,323 | 2,655 | 728 | 1980 |
| North Canton I, OH | 45,200 | (O) | 209 | 846 | 553 | 299 | 735 | 1,034 | 436 | 1979 |
| North Canton II, OH | 44,140 | (O) | 70 | 1,226 | 44 | 239 | 1,061 | 1,300 | 307 | 1983 |
| North Olmsted I, OH | 48,665 | (O) | 63 | 704 | 1,242 | 214 | 1,660 | 1,874 | 578 | 1979 |
| North Olmsted II, OH | 47,850 | | 290 | 1,129 | 1,076 | 469 | 1,991 | 2,460 | 1,125 | 1988 |
| North Randall, OH | 80,099 | | 515 | 2,323 | 2,922 | 898 | 4,399 | 5,297 | 1,260 | 1998 |
| Perry, OH | 63,700 | (O) | 290 | 1,427 | 124 | 288 | 1,365 | 1,653 | 287 | 2005 |
| Reynoldsburg, OH | 66,895 | (O) | 1,290 | 3,295 | 201 | 1,295 | 3,487 | 4,782 | 847 | 2006 |
| Strongsville, OH | 43,727 | (O) | 570 | 3,486 | 174 | 570 | 3,344 | 3,914 | 583 | 2007 |
| Warrensville Heights, OH | 90,281 | | 525 | 766 | 2,859 | 935 | 3,183 | 4,118 | 1,014 | 1980 |
| Westlake, OH | 62,750 | (O) | 509 | 2,508 | 133 | 508 | 2,313 | 2,821 | 465 | 2005 |
| Willoughby, OH | 34,064 | (O) | 239 | 1,178 | 212 | 238 | 1,227 | 1,465 | 245 | 2005 |
| Youngstown, OH | 65,950 | (A) | 67 | — | 1,751 | 204 | 1,207 | 1,411 | 530 | 1977 |
| Levittown, PA | 76,180 | | 926 | 5,296 | 889 | 926 | 5,218 | 6,144 | 1,455 | 2001 |
| Philadelphia, PA | 97,639 | | 1,461 | 8,334 | 1,212 | 1,461 | 6,876 | 8,337 | 1,674 | 2001 |
| Alcoa, TN | 42,325 | (E) | 254 | 2,113 | 123 | 254 | 1,942 | 2,196 | 358 | 2005 |

| Description | Square Footage | Encumbrances | Initial Cost: Land | Initial Cost: Building and Improvements | Costs Subsequent to Acquisition | Gross Carrying Amount at December 31, 2010: Land | Gross Carrying Amount at December 31, 2010: Building and Improvements | Gross Carrying Amount at December 31, 2010: Total | Accumulated Depreciation (N) | Year Acquired / Developed |
|---|---|---|---|---|---|---|---|---|---|---|
| Antioch, TN | 76,160 | (O) | 588 | 4,906 | 278 | 588 | 4,517 | 5,105 | 780 | 2005 |
| Cordova I, TN | 54,125 | | 296 | 2,482 | 167 | 297 | 2,303 | 2,600 | 447 | 2005 |
| Cordova II, TN | 67,700 | 2,520 | 429 | 3,580 | 263 | 429 | 3,839 | 4,268 | 991 | 2006 |
| Knoxville I, TN | 29,337 | (L) | 99 | 1,113 | 231 | 102 | 1,317 | 1,419 | 511 | 1997 |
| Knoxville II, TN | 38,000 | (L) | 117 | 1,308 | 319 | 129 | 1,590 | 1,719 | 587 | 1997 |
| Knoxville III, TN | 45,736 | (O) | 182 | 2,053 | 729 | 331 | 2,593 | 2,924 | 888 | 1998 |
| Knoxville IV, TN | 58,752 | (O) | 158 | 1,771 | 753 | 310 | 2,343 | 2,653 | 768 | 1998 |
| Knoxville V, TN | 42,790 | (L) | 134 | 1,493 | 426 | 235 | 1,790 | 2,025 | 733 | 1998 |
| Knoxville VI, TN | 63,440 | (E) | 439 | 3,653 | 186 | 440 | 3,337 | 3,777 | 606 | 2005 |
| Knoxville VII, TN | 55,094 | (E) | 312 | 2,594 | 213 | 312 | 2,448 | 2,760 | 457 | 2005 |
| Knoxville VIII, TN | 95,868 | (E) | 585 | 4,869 | 239 | 586 | 4,444 | 5,030 | 806 | 2005 |
| Memphis I, TN | 92,320 | (C) | 677 | 3,880 | 1,349 | 677 | 4,384 | 5,061 | 1,109 | 2001 |
| Memphis II, TN | 71,710 | (K) | 395 | 2,276 | 420 | 395 | 2,198 | 2,593 | 560 | 2001 |
| Memphis III, TN | 40,807 | | 212 | 1,779 | 203 | 213 | 1,734 | 1,947 | 352 | 2005 |
| Memphis IV, TN | 38,750 | | 160 | 1,342 | 234 | 160 | 1,387 | 1,547 | 285 | 2005 |
| Memphis V, TN | 60,120 | | 209 | 1,753 | 545 | 210 | 2,052 | 2,262 | 395 | 2005 |
| Memphis VI, TN | 108,771 | (K) | 462 | 3,851 | 315 | 462 | 4,162 | 4,624 | 1,078 | 2006 |
| Memphis VII, TN | 115,253 | (O) | 215 | 1,792 | 480 | 215 | 2,267 | 2,482 | 590 | 2006 |
| Memphis VIII, TN | 96,060 | (O) | 355 | 2,959 | 347 | 355 | 3,299 | 3,654 | 869 | 2006 |
| Nashville I, TN | 103,310 | | 405 | 3,379 | 422 | 405 | 3,340 | 3,745 | 600 | 2005 |
| Nashville II, TN | 83,584 | | 593 | 4,950 | 202 | 593 | 4,478 | 5,071 | 767 | 2005 |
| Nashville III, TN | 101,475 | | 416 | 3,469 | 168 | 416 | 3,620 | 4,036 | 1,021 | 2006 |
| Nashville IV, TN | 102,450 | 5,443 | 992 | 8,274 | 248 | 992 | 8,519 | 9,511 | 2,334 | 2006 |
| Austin I, TX | 59,520 | | 2,239 | 2,038 | 186 | 2,410 | 1,774 | 4,184 | 368 | 2005 |
| Austin II, TX | 65,241 | (I) | 734 | 3,894 | 188 | 738 | 4,073 | 4,811 | 995 | 2006 |
| Austin III, TX | 70,560 | | 1,030 | 5,468 | 139 | 1,035 | 5,597 | 6,632 | 1,274 | 2006 |
| Baytown, TX | 38,950 | (O) | 946 | 863 | 202 | 948 | 941 | 1,889 | 162 | 2005 |
| Bryan, TX | 60,450 | (O) | 1,394 | 1,268 | 117 | 1,396 | 1,214 | 2,610 | 239 | 2005 |
| College Station, TX | 26,550 | (D) | 812 | 740 | 112 | 813 | 744 | 1,557 | 146 | 2005 |
| Dallas, TX | 58,382 | (F) | 2,475 | 2,253 | 288 | 2,475 | 2,232 | 4,707 | 417 | 2005 |
| Denton, TX | 60,836 | 1,948 | 553 | 2,936 | 162 | 569 | 3,077 | 3,646 | 699 | 2006 |
| El Paso I, TX | 59,652 | (B) | 1,983 | 1,805 | 254 | 1,984 | 1,808 | 3,792 | 340 | 2005 |
| El Paso II, TX | 48,704 | (B) | 1,319 | 1,201 | 154 | 1,320 | 1,188 | 2,508 | 222 | 2005 |
| El Paso III, TX | 71,276 | (B) | 2,408 | 2,192 | 167 | 2,409 | 2,060 | 4,469 | 376 | 2005 |
| El Paso IV, TX | 67,058 | (B) | 2,073 | 1,888 | 0 | 2,074 | 1,629 | 3,703 | 313 | 2005 |
| El Paso V, TX | 62,300 | | 1,758 | 1,617 | 124 | 1,761 | 1,516 | 3,277 | 280 | 2005 |
| El Paso VI, TX | 36,570 | | 660 | 607 | 143 | 662 | 660 | 1,322 | 127 | 2005 |
| El Paso VII, TX | 34,545 | | 563 | 517 | 73 | 565 | 514 | 1,079 | 103 | 2005 |
| Fort Worth I, TX | 50,621 | (F) | 1,253 | 1,141 | 152 | 1,253 | 1,132 | 2,385 | 211 | 2005 |
| Fort Worth II, TX | 72,925 | (F) | 868 | 4,607 | 183 | 874 | 4,780 | 5,654 | 1,169 | 2006 |
| Frisco I, TX | 50,854 | (A) | 1,093 | 3,148 | 97 | 1,093 | 2,852 | 3,945 | 510 | 2005 |
| Frisco II, TX | 71,299 | 3,193 | 1,564 | 4,507 | 130 | 1,564 | 4,077 | 5,641 | 735 | 2005 |
| Frisco III, TX | 75,215 | (F) | 1,147 | 6,088 | 164 | 1,154 | 6,242 | 7,396 | 1,521 | 2006 |
| Frisco IV, TX | 74,835 | | 719 | 4,072 | 2 | 719 | 4,074 | 4,793 | 307 | 2010 |
| Garland I, TX | 70,100 | 3,100 | 751 | 3,984 | 383 | 767 | 4,348 | 5,115 | 969 | 2006 |
| Garland II, TX | 68,425 | (F) | 862 | 4,578 | 123 | 862 | 4,696 | 5,558 | 1,011 | 2006 |
| Greenville I, TX | 59,385 | (O) | 1,848 | 1,682 | 83 | 1,848 | 1,533 | 3,381 | 277 | 2005 |
| Greenville II, TX | 44,900 | (O) | 1,337 | 1,217 | 86 | 1,337 | 1,133 | 2,470 | 202 | 2005 |
| Houston I, TX | 100,630 | (O) | 1,420 | 1,296 | 224 | 1,422 | 1,339 | 2,761 | 248 | 2005 |
| Houston II, TX | 71,300 | (O) | 1,510 | 1,377 | 18 | 1,512 | 1,203 | 2,715 | 249 | 2005 |
| Houston III, TX | 61,120 | 499 | 575 | 524 | 206 | 576 | 652 | 1,228 | 133 | 2005 |
| Houston IV, TX | 43,975 | (D) | 960 | 875 | 150 | 961 | 901 | 1,862 | 160 | 2005 |
| Houston V, TX | 125,930 | 4,121 | 1,153 | 6,122 | 394 | 1,156 | 6,505 | 7,661 | 1,441 | 2006 |
| Keller, TX | 61,885 | 2,420 | 890 | 4,727 | 118 | 890 | 4,841 | 5,731 | 1,192 | 2006 |
| La Porte, TX | 44,850 | (O) | 842 | 761 | 312 | 843 | 966 | 1,809 | 217 | 2005 |
| Lewisville, TX | 58,140 | 1,771 | 476 | 2,525 | 313 | 492 | 2,819 | 3,311 | 646 | 2006 |
| Mansfield, TX | 63,075 | (F) | 837 | 4,443 | 110 | 843 | 4,542 | 5,385 | 1,109 | 2006 |
| McKinney I, TX | 47,040 | 1,270 | 1,632 | 1,486 | 127 | 1,634 | 1,405 | 3,039 | 243 | 2005 |
| McKinney II, TX | 70,050 | 4,091 | 855 | 5,076 | 116 | 857 | 5,186 | 6,043 | 1,278 | 2006 |
| North Richland Hills, TX | 57,175 | (F) | 2,252 | 2,049 | 155 | 2,252 | 1,924 | 4,176 | 360 | 2005 |
| Roanoke, TX | 59,300 | (F) | 1,337 | 1,217 | 115 | 1,337 | 1,162 | 2,499 | 219 | 2005 |
| San Antonio I, TX | 73,330 | (O) | 2,895 | 2,635 | 197 | 2,895 | 2,475 | 5,370 | 431 | 2005 |
| San Antonio II, TX | 73,230 | (O) | 1,047 | 5,558 | 89 | 1,052 | 5,639 | 6,691 | 1,209 | 2006 |
| San Antonio III, TX | 72,075 | (O) | 996 | 5,286 | 90 | 996 | 5,372 | 6,368 | 1,067 | 2007 |
| Sherman I, TX | 54,975 | 1,477 | 1,904 | 1,733 | 96 | 1,906 | 1,587 | 3,493 | 281 | 2005 |
| Sherman II, TX | 48,425 | 1,759 | 1,337 | 1,217 | 148 | 1,337 | 1,196 | 2,533 | 218 | 2005 |

| Description | Square Footage | Encumbrances | Initial Cost: Land | Initial Cost: Building and Improvements | Costs Subsequent to Acquisition | Gross Carrying Amount at December 31, 2010: Land | Gross Carrying Amount at December 31, 2010: Building and Improvements | Gross Carrying Amount at December 31, 2010: Total | Accumulated Depreciation (N) | Year Acquired / Developed |
|---|---|---|---|---|---|---|---|---|---|---|
| Spring, TX | 72,751 | (O) | 580 | 3,081 | 114 | 580 | 3,192 | 3,772 | 798 | 2006 |
| Murray I, UT | 60,180 | (B) | 3,851 | 1,016 | 263 | 3,845 | 1,117 | 4,962 | 215 | 2005 |
| Murray II, UT | 71,221 | (B) | 2,147 | 567 | 322 | 2,148 | 794 | 2,942 | 158 | 2005 |
| Salt Lake City I, UT | 56,446 | (B) | 2,695 | 712 | 237 | 2,696 | 839 | 3,535 | 173 | 2005 |
| Salt Lake City II, UT | 53,676 | (B) | 2,074 | 548 | 206 | 2,075 | 668 | 2,743 | 139 | 2005 |
| Fredericksburg I, VA | 69,475 | (J) | 1,680 | 4,840 | 257 | 1,680 | 4,500 | 6,180 | 714 | 2005 |
| Fredericksburg II, VA | 61,257 | (J) | 1,757 | 5,062 | 330 | 1,758 | 4,767 | 6,525 | 752 | 2005 |
| McLearen, VA | 69,490 | | 1,482 | 8,400 | — | 1,482 | 8,400 | 9,882 | — | 2010 |
| Mannasas, VA | 73,045 | | 860 | 4,872 | 6 | 860 | 4,879 | 5,739 | 97 | 2010 |
| Milwaukee, WI | 58,500 | (O) | 375 | 4,333 | 134 | 375 | 3,908 | 4,283 | 762 | 2004 |
| USIFB | — | | | | 11,668 | — | 11,668 | 11,668 | 493 | |
| Corporate Office | | | | | 8,672 | — | 8,672 | 8,672 | 2,922 | |
| | 23,634,618 | | 351,390 | 1,283,657 | 231,889 | 374,569 | 1,368,452 | 1,743,021 | 314,530 | |

Notes (In thousands):

(A) This facility is part of Yasky Loan portfolio, with a balance of $80,000 as of December 31, 2010.
(B) This facility is part of the YSI 20 Loan portfolio, with a balance of $62,459 as of December 31, 2010.
(C) This facility is part of the YSI 6 Loan portfolio, with a balance of $76,137 as of December 31, 2010.
(D) This facility is part of the YSI 28 Loan portfolio, with a balance of $1555 as of December 31, 2010.
(E) This facility is part of the YSI 30 Loan portfolio, with a balance of $7,316 as of December 31, 2010.
(F) This facility is part of the YSI 34 Loan protfolio, with a balance of $14,823 as of December 31, 2010
(G) This facility is part of the YSI 31 Loan portfolio, with a balance of $13,660 as of December 31, 2010.
(H) This facility is part of the YSI 32 Loan portfolio, with a balance of $6,058 as of December 31, 2010.
(I) This facility is part of the YSI 33 Loan portfolio, with a balance of $11,370 as of December 31, 2010.
(J) This facility is part of the YSI 35 Loan portfolio, with a balance of $4,499 as of December 31, 2010.
(K) This facility is part of the YSI 41 Loan portfolio, with a balance of $3,879 as of December 31, 2010.
(L) This facility is part of the YSI 38 Loan portfolio, with a balance of $3,973 as of December 31, 2010.
(M) This facility is part of the YSI 48 Loan portfolio, with a balance of $25,270 as of December 31, 2010.
(N) Depreciation on the buildings and improvements is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years.
(O) This facility is part of the USILP secured credit facility portfolio, with a balance of $243,000 as of December 31, 2010.

Activity in real estate facilities during 2010, 2009, and 2008 was as follows (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Storage facilities | | | |
| Balance at beginning of year | $ 1,774,542 | $ 1,888,123 | $ 1,916,396 |
| Acquisitions & improvements | 96,612 | 13,345 | 30,295 |
| Fully depreciated assets | (79,211) | (40,859) | — |
| Dispositions and other | (49,865) | (89,668) | (59,168) |
| Construction in progress | 943 | 3,601 | 600 |
| Balance at end of year | $ 1,743,021 | $ 1,774,542 | $ 1,888,123 |
| Accumulated depreciation | | | |
| Balance at beginning of year | $ 344,009 | $ 328,165 | $ 269,278 |
| Depreciation expense | 64,387 | 73,569 | 77,580 |
| Fully depreciated assets | (79,211) | (40,503) | — |
| Dispositions and other | (14,655) | (17,222) | (18,693) |
| Balance at end of year | $ 314,530 | $ 344,009 | $ 328,165 |
| Net Storage facility assets | $ 1,428,491 | $ 1,430,533 | $ 1,559,958 |

**Exhibit 31.1**

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER**
**PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Dean Jernigan, certify that:

1. I have reviewed this Annual Report on Form 10-K of U-Store-It Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dean Jernigan
Dean Jernigan
*Chief Executive Officer*

Date: March 1, 2011

**Exhibit 31.2**

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER**
**PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Timothy M. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of U-Store-It Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Timothy M. Martin
Timothy M. Martin
*Chief Financial Officer*

Date: March 1, 2011

Exhibit 32.1

**Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

The undersigned, the Chief Executive Officer and Chief Financial Officer of U-Store-It Trust (the "Company"), each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Annual Report on Form 10-K of the Company for the year ended December 31, 2010 (the "Report") filed on the date hereof with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Dean Jernigan
Dean Jernigan
*Chief Executive Officer*

Date: March 1, 2011

/s/ Timothy M. Martin
Timothy M. Martin
*Chief Financial Officer*

Date: March 1, 2011

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

**CORPORATE OFFICERS**

**Dean Jernigan**
Chief Executive Officer

**Christopher P. Marr**
President and
Chief Investment Officer

**Timothy M. Martin**
Chief Financial Officer

**Jeffrey P. Foster**
Senior Vice President and
Chief Legal Officer and Secretary

**Steven Hartman**
Senior Vice President of Marketing

**CORPORATE INFORMATION**

**Transfer Agent**
American Stock Transfer &
Trust Co., LL
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
877.237.6885

**Stock Listing**
U•Store•It Trust trades on the
New York Stock Exchange
under the symbol YSI

**Annual Meeting**
The annual meeting of
shareholders will be held at:
Embassy Suites
888 Chesterbrook Boulevard
Chesterbrook, PA 19087
on June 1, 2011

**Corporate Headquarters**
460 East Swedesford Road
Suite 3000
Wayne, PA 19087

**Investor Relations**
460 East Swedesford Road
Suite 3000
Wayne, PA 19087
610.293.5700

**Form 10-K**
The Annual Report on Form
10-K filed with the Securities
and Exchange Commission
is available to shareholders
without charge upon written
request to:
Investor Relations
460 East Swedesford Road
Suite 3000
Wayne, PA 19087
610.293.5700

**Internet**
Financial statements and
other information are
available electronically on
U•Store•It's web site at
www.ustoreit.com

U•Store•It Trust submitted to the New York Stock Exchange the certification of the Chief Executive Officer certifying that he is not aware of any violation of the New York Stock Exchange corporate governance listing standards as in effect at the time of the submission of such certificate.

In addition, we have filed, as exhibits 31.1 and 31.2 to the Annual Report on Form 10-K for the year ended December 31, 2010, the certifications of the Chief Executive Officer and Chief Financial Officer, respectively, required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of U•Store•It Trust's public disclosure.

**Forward-looking-Statements**
This Annual Report contains certain forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risk, uncertainties and other factors that might cause such differences, some of which could be material, include but are not limited to: national and local economic, business, real estate and other market conditions; the competitive environment in which the Company operates; the execution of the Company's business plan; financing risks, including the risk of over-leverage and the corresponding risk of default on our mortgage and other debt; increases in interest rates and operating costs; the Company's ability to maintain its status as a REIT for federal income tax purposes; acquisition and development risks; changes in real estate and zoning laws or regulations; risks related to natural disasters; potential environmental and other liabilities; and other factors affecting the real estate industry generally or the self-storage industry in particular; and other risks identified in this Annual Report and, from time to time, in other reports we file with the Securities and Exchange Commission or in other documents that we publicly disseminate. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by securities laws.

**U•STORE•IT**

Storage • Service • Solutions

460 East Swedesford Road
Suite 3000
Wayne, PA 19087

www.ustoreit.com